As filed with the Securities and Exchange Commission on October 20, 2003.
Registration No. 333-109095

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 1

to
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Humboldt Bancorp

(Exact name of registrant as specified in its charter)

California (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	93-1175466 (I.R.S. Employer Identification No.)

2998 Douglas Boulevard, Suite 330

Roseville, California 95661
(916) 677-1133
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Patrick J. Rusnak

Executive Vice President, Chief Financial Officer and Secretary
Humboldt Bancorp
2998 Douglas Boulevard, Suite 330
Roseville, California 95661
(916) 783-2812
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Stanley F. Farrar, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067-1725 (310) 712-6600	Daniel B. Eng, Esq. Bartel Eng & Schroder 300 Capitol Mall, Suite 1100 Sacramento, California 95814 (916) 442-0400

      Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement and upon consummation of the transactions described herein.

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Share(2)(3)	Price(2)(3)	Registration Fee(3)

Common Stock, no par value	3,382,057	$34.84	$46,274,880	$3,743.64(4)

(1)	Represents an estimate of the maximum number of shares of Humboldt Bancorp (“Humboldt”) common stock that could be issued in connection with the merger described herein, which assumes for purposes of this calculation that the average price of Humboldt common stock over a defined 20 trading day period is less than $14.12 and therefore, the total number of shares of Humboldt common stock issued will be equal to the product of 1.5085 and 2,242,000, or 3,382,057 shares.

(2)	Computed solely for the purposes of calculating the registration fee. Calculated in accordance with Rule 457(f)(1) under the Securities Act of 1933, as amended, based on the market value as of September 23, 2003 of shares of CIB common stock expected to be cancelled in connection with the merger described herein.

(3)	Restated.

(4)	$6,438.91 previously paid. No additional fee due.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

HUMBOLDT BANCORP

CALIFORNIA INDEPENDENT BANCORP
Merger Proposal — Your Vote is Very Important

     The Board of Directors of each of Humboldt Bancorp and California Independent Bancorp have unanimously approved a merger of CIB into Humboldt. As of result of the merger, Humboldt would be the surviving corporation, and CIB would cease to exist as a separate entity. Humboldt and CIB anticipate that a merger of their subsidiary banks, Humboldt Bank and Feather River State Bank, would take place after the merger.

     If the merger is completed, each CIB shareholder will have the right to elect to receive, for each share of CIB common stock held, either cash or shares of Humboldt common stock. The amount of cash or number of Humboldt shares that a CIB shareholder will receive may fluctuate depending on the average price of Humboldt common stock during a defined period, and CIB shareholders should read the section entitled “The Merger — Consideration to be Received in the Merger”, which shows examples of the consideration a CIB shareholder could receive. A CIB shareholder may elect to receive a combination of cash and Humboldt common stock in exchange for his or her shares of CIB common stock; however, with respect to each individual share of CIB common stock held, a shareholder must elect to receive either all cash or all Humboldt common stock.

     Humboldt’s common stock and CIB’s common stock are listed on the Nasdaq National Market, Humboldt’s under the trading symbol “HBEK” and CIB’s under the trading symbol “CIBN”. On October 17, 2003, Humboldt common stock closed at $16.25 per share, and CIB common stock closed at $36.21 per share. Assuming that $16.25 was the average price during the defined averaging period, a CIB shareholder would receive, for each share of CIB common stock held, either $36.82 in cash or shares of Humboldt common stock with a value, valued at the average price, of $36.82.

     The merger agreement sets the number of shares of CIB common stock that may be converted into the right to receive cash in the merger and therefore sets the total amount of cash that Humboldt will pay to CIB shareholders in connection with the merger. Humboldt and CIB anticipate that approximately 40% of the total merger consideration will be paid in the form of cash and 60% will be paid in the form of Humboldt common stock. If CIB shareholders make elections that would result in a different allocation of the total consideration, shareholders may have the consideration in the form they elected reduced by a pro rata amount and may receive a portion of their total consideration in a form not elected. Accordingly, there is a risk that you will receive a portion of the merger consideration in a form that you did not elect.

     We cannot consummate the merger unless the shareholders of Humboldt and CIB approve the principal terms of the merger. Your vote is very important. Whether or not you plan to attend your shareholders’ meeting, please complete, sign, date and return the accompanying proxy in the enclosed self-addressed stamped envelope. Returning the proxy does not deprive you of your right to attend a meeting and to vote your shares in person.

     After careful consideration, by unanimous vote the Board of Directors of each of Humboldt and CIB determined the merger to be fair to its shareholders and in its shareholders’ best interests, declared the merger advisable and approved the merger agreement.

     This joint proxy statement-prospectus provides you with information concerning Humboldt, CIB and the merger. Please give all of the information contained in the joint proxy statement-prospectus your careful attention. In particular, you should carefully consider the discussion in the section entitled “Risk Factors” beginning on page 25 of this joint proxy statement-prospectus.

     We appreciate your interest in and consideration of this matter.

/s/ ROBERT M. DAUGHERTY Robert M. Daugherty President and Chief Executive Officer Humboldt Bancorp	/s/ JOHN I. JELAVICH John I. Jelavich President and Chief Executive Officer California Independent Bancorp

     Neither the Securities and Exchange Commission, the Federal Reserve Board, the Federal Deposit Insurance Corporation, the California Department of Financial Institutions, nor any state securities commission has approved or disapproved of the securities offered by this joint proxy statement-prospectus or passed upon the adequacy or accuracy of this joint proxy statement-prospectus. Any representation to the contrary is a criminal offense.

     This joint proxy statement-prospectus is dated October 20, 2003 and will first be mailed to Humboldt and CIB shareholders on or about October 24, 2003.

     This joint proxy statement-prospectus incorporates important business and financial information about Humboldt and CIB that is not included in or delivered with this document. This information is available without charge to security holders upon written or oral request. If you request any incorporated documents, we will mail the documents and all exhibits specifically incorporated by reference in the requested documents to you by first class mail, or other equally prompt means. To obtain timely delivery, you must request the information no later than December 8, 2003.

      For documents relating to Humboldt, direct requests to:

Humboldt Bancorp
2998 Douglas Boulevard, Suite 330
Roseville, California 95661
Attn: Patrick J. Rusnak
(916) 783-2812

For documents relating to CIB, direct requests to:

California Independent Bancorp
1227 Bridge Street, Suite C
Yuba City, California 95991
Attn: Kevin R. Watson
(530) 674-6025

HUMBOLDT BANCORP

2998 Douglas Boulevard, Suite 330
Roseville, California 95661

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held December 15, 2003

       A special meeting of shareholders of Humboldt Bancorp will be held at Humboldt Bank Plaza, 2440 Sixth Street, Eureka, California 95501, on December 15, 2003, at 4:00 p.m. local time. The purposes of the meeting are:

1. To approve the principal terms of the merger contemplated by the Agreement and Plan of Merger, dated August 11, 2003, by and between Humboldt Bancorp and California Independent Bancorp, pursuant to which CIB will merge with and into Humboldt, including the issuance of Humboldt common stock in connection with the merger; and

2. To approve an amendment to the Amended and Restated Humboldt Bancorp and Subsidiaries 2001 Equity Incentive Plan to expand eligibility for participation under the plan to allow all employees and officers of Humboldt or a subsidiary to be eligible to receive awards under the plan.

      No other business may be transacted at the special meeting.

      YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF HUMBOLDT BANCORP AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE PRINCIPAL TERMS OF THE PROPOSED MERGER.

      YOUR BOARD OF DIRECTORS ALSO UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO AMEND HUMBOLDT’S EQUITY INCENTIVE PLAN.

      YOUR VOTE IS IMPORTANT. APPROVAL OF THE PRINCIPAL TERMS OF THE MERGER REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF ALL OF THE OUTSTANDING SHARES OF HUMBOLDT COMMON STOCK. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. IF YOU HAVE ANY QUESTIONS ABOUT THE MEETING OR THE MATERIALS, PLEASE CALL PATRICK J. RUSNAK AT (916) 783-2812 BETWEEN 7:00 AM AND 5:00 PM PACIFIC TIME.

      Please read the attached joint proxy statement-prospectus carefully as it contains important information about this transaction.

      If you were a shareholder of record at the close of business on October 20, 2003, you may vote at the meeting or at any postponement or adjournment thereof.

      In connection with the proposed merger, you may exercise dissenter’s rights as provided in the California General Corporation Law. If you meet all the requirements under California law, and follow all of its required procedures, you may receive cash in the amount equal to the fair market value, as determined by mutual agreement between you and Humboldt, or if there is no agreement, by a court, of your shares of Humboldt common stock as of the day before the first announcement of the terms of the merger. The procedure for exercising your dissenter’s rights is summarized under the heading “Dissenters’ Rights” in the attached joint proxy statement-prospectus. The relevant provisions of the California General Corporation Law on dissenters’ rights are attached to this document as Appendix D.

By Order of the Board of Directors

Patrick J. Rusnak
Secretary

October 20, 2003

CALIFORNIA INDEPENDENT BANCORP

1227 Bridge Street, Suite C
Yuba City, California 95991

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held December 15, 2003

To Our Shareholders:

      A Special Meeting of Shareholders of California Independent Bancorp will be held at Feather River State Bank’s Colusa Avenue branch, located at 777 Colusa Avenue, Yuba City, California 95991, on December 15, 2003, at 6:00 p.m. local time. The purposes of the meeting are:

1. To approve the principal terms of the merger contemplated by the Agreement and Plan of Merger, dated August 11, 2003, by and between Humboldt Bancorp and California Independent Bancorp, pursuant to which CIB will merge with and into Humboldt and you will receive, at your election (subject to proration), a number of shares of Humboldt common stock or an amount in cash for each share of CIB common stock you own.

2. To approve amendments to the California Independent Bancorp 1989 Amended and Restated Stock Option Plan and the California Independent Bancorp 1996 Stock Option Plan to specify that in the event of a sale, dissolution, or liquidation of California Independent Bancorp or a merger or consolidation of California Independent Bancorp in which it is not the surviving or resulting corporation, options under each of these plans may be terminated, and the holder of each such option may receive cash in the amount of the positive difference between the price per share received in any such transaction and the respective option exercise price.

      No other business may be transacted at the special meeting.

      YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF CALIFORNIA INDEPENDENT BANCORP AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE PRINCIPAL TERMS OF THE PROPOSED MERGER.

      YOUR BOARD OF DIRECTORS HAS ALSO DETERMINED THAT THE AMENDMENTS TO THE STOCK OPTION PLANS ARE IN THE BEST INTERESTS OF CALIFORNIA INDEPENDENT BANCORP AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE PROPOSED AMENDMENTS.

      YOUR VOTE IS IMPORTANT. APPROVAL OF THE PRINCIPAL TERMS OF THE MERGER REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF ALL OF THE OUTSTANDING SHARES OF CIB COMMON STOCK. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. IF YOU HAVE ANY QUESTIONS ABOUT THE MEETING OR THE MATERIALS, PLEASE CALL KEVIN R. WATSON AT (530) 674-6025 BETWEEN 9:00 AM AND 5:00 PM PACIFIC TIME.

      Please read the attached joint proxy statement-prospectus carefully as it contains important information about this transaction and the consideration you may receive.

      If you were a shareholder of record at the close of business on October 20, 2003, you may vote at the meeting or at any postponement or adjournment of the meeting.

      In connection with the proposed merger, you may exercise dissenter’s rights as provided in the California General Corporation Law. If you meet all the requirements under California law, and follow all of its required procedures, you may receive cash in the amount equal to the fair market value, as determined by mutual agreement between you and California Independent Bancorp, or if there is no agreement, by a court, of your shares of California Independent Bancorp common stock as of the day before the first announcement of the terms of the merger. The procedure for exercising your dissenters’ rights is summarized under the heading “Dissenters’ Rights” in the attached joint proxy statement-prospectus. The relevant provisions of the California General Corporation Law on dissenters’ rights are attached to this document as Appendix D.

By Order of the Board of Directors

Kevin R. Watson
Secretary

October 20, 2003

QUESTIONS AND ANSWERS ABOUT VOTING AND THE SHAREHOLDER MEETINGS
SUMMARY
Selected Consolidated Financial Information of Humboldt
Selected Consolidated Financial Data of CIB
Selected Unaudited Pro Forma Combined Condensed Consolidated Financial Data
Comparative Per Share Data
Market Price Data and Dividend Information
RISK FACTORS
The merger consideration that is paid in Humboldt common stock can fluctuate based on the price of Humboldt stock.
You may not receive the form of merger consideration that you elect.
If we are unable to integrate our operations successfully, our business and earnings may be negatively affected.
Shares eligible for future sale could have a dilutive effect.
The sale of our proprietary merchant bankcard operation will reduce net income in the short-term and strategic initiatives to replace the lost income may be inadequate.
Changes in the method of accounting for stock options will reduce our net income and earnings per share.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET As of June 30, 2003
UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF INCOME For the Six Months Ended June 30, 2003
UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF INCOME For the Year Ended December 31, 2002
NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION
THE SPECIAL MEETING OF HUMBOLDT BANCORP SHAREHOLDERS
Introduction
Purpose of the Meeting
Record Date and Outstanding Shares
Voting and Vote Required
Participants in the Humboldt Bancorp 401(k) and Stock Bonus Plan
Quorum and Adjournments
Revocation of Proxies
Proxy Solicitation
Outstanding Voting Securities
THE SPECIAL MEETING OF CALIFORNIA INDEPENDENT BANCORP SHAREHOLDERS
Introduction
Purpose of the Meeting
Record Date and Outstanding Shares
Voting and Vote Required
Participants in CIB’s Employee Stock Ownership Plan and 401(k) Retirement Savings Plan
Quorum and Adjournments
Revocation of Proxies
Proxy Solicitation
Outstanding Voting Securities
THE MERGER
General
Background of the Merger
Reasons for the Merger and Recommendation of the Boards of Directors
Consideration to be Received in the Merger
Election and Proration Procedures
Opinion of Humboldt’s Financial Advisor
Opinion of CIB’s Financial Advisor
Regulatory Approvals Required for the Merger
Material United States Federal Income Tax Considerations of the Merger
Accounting Treatment
Interests of Certain Persons in the Merger
Restrictions on Resales by Affiliates
Method of Effecting the Combination
Effective Time
Treatment of Options
Declaration and Payment of Dividends
No Fractional Shares
THE MERGER AGREEMENT
Representations and Warranties
Conduct of Business Pending the Merger
Additional Covenants
Conditions to Consummation of the Merger
Nonsolicitation
Termination of the Merger Agreement
Waiver and Amendment to the Merger Agreement
Termination Fee
Nasdaq Listing
Expenses
Shareholder Agreements
Non-Competition and Non-Solicitation Agreements
INFORMATION ABOUT HUMBOLDT
INFORMATION ABOUT CIB
OPERATION OF HUMBOLDT AFTER THE MERGER
REGULATION AND SUPERVISION
DESCRIPTION OF HUMBOLDT CAPITAL STOCK
Common Stock
Preferred Stock
COMPARISON OF SHAREHOLDERS’ RIGHTS
General
Vacancies on the Board
Shareholder Nominations and Proposals
Amendment to Charter
Amendment to Bylaws
Classified Board of Directors
Removal of Directors
Cumulative Voting
Special Meetings of the Shareholders
Shareholder Action Without a Meeting
Inspection of Shareholder Lists
Shareholder Rights Plan
DISSENTERS’ RIGHTS
VALIDITY OF COMMON STOCK
EXPERTS
OTHER MATTERS
SHAREHOLDER PROPOSALS
WHERE YOU CAN FIND MORE INFORMATION
APPENDIX A
APPENDIX B
APPENDIX C
APPENDIX D
SIGNATURES
EXHIBIT INDEX
EXHIBIT 5.1
EXHIBIT 8.1
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 23.3
EXHIBIT 23.4
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5

Questions and Answers	1
Summary	8
Selected Consolidated Financial Information of Humboldt	17
Selected Consolidated Financial Data of CIB	19
Selected Unaudited Pro Forma Combined Condensed Consolidated Financial Data	21
Comparative Per Share Data	22
Market Price Data and Dividend Information	23
Risk Factors	25
The merger consideration that is paid in Humboldt common stock can fluctuate based on the price of Humboldt stock	25
You may not receive the form of merger consideration that you elect	25
If we are unable to integrate our operations successfully, our business and earnings may be negatively affected	25
Shares eligible for future sale could have a dilutive effect	26
The sale of our proprietary merchant bankcard operation will reduce net income in the short-term and strategic initiatives to replace the lost income may be inadequate	26
Changes in the method of accounting for stock options will reduce our net income and earnings per share	26
Cautionary Statement Regarding Forward-Looking Statements	26
Unaudited Pro Forma Combined Condensed Consolidated Financial Information	28
Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Information	33
The Special Meeting of Humboldt Bancorp Shareholders	35
Introduction	35
Purpose of the Meeting	35
Record Date and Outstanding Shares	36
Voting and Vote Required	36
Participants in the Humboldt Bancorp 401(k) and Stock Bonus Plan	36
Quorum and Adjournments	37
Revocation of Proxies	37
Proxy Solicitation	37
Outstanding Voting Securities	37
The Special Meeting of California Independent Bancorp Shareholders	38
Introduction	38
Purpose of the Meeting	38
Record Date and Outstanding Shares	40
Voting and Vote Required	40
Participants in CIB’s Employee Stock Ownership Plan and 401(k) Retirement Savings Plan	40
Quorum and Adjournments	41
Revocation of Proxies	42
Proxy Solicitation	42
Outstanding Voting Securities	42
The Merger	44
General	44
Background of the Merger	44

i

Reasons for the Merger and Recommendation of the Boards of Directors	46
Consideration to be Received in the Merger	48
Election and Proration Procedures	49
Opinion of Humboldt’s Financial Advisor	51
Opinion of CIB’s Financial Advisor	57
Regulatory Approvals Required for the Merger	65
Material United States Federal Income Tax Considerations of the Merger	66
Accounting Treatment	68
Interests of Certain Persons in the Merger	69
Restrictions on Resales by Affiliates	69
Method of Effecting the Combination	70
Effective Time	70
Treatment of Options	70
Declaration and Payment of Dividends	71
No Fractional Shares	71
The Merger Agreement	72
Representations and Warranties	72
Conduct of Business Pending the Merger	72
Additional Covenants	75
Conditions to Consummation of the Merger	77
Nonsolicitation	78
Termination of the Merger Agreement	78
Waiver and Amendment to the Merger Agreement	79
Termination Fee	79
Nasdaq Listing	80
Expenses	80
Shareholder Agreements	80
Non-Competition and Non-Solicitation Agreements	80
Information About Humboldt	81
Information About CIB	82
Operation of Humboldt After the Merger	84
Regulation and Supervision	84
Description of Humboldt Capital Stock	85
Common Stock	85
Preferred Stock	86
Comparison of Shareholders’ Rights	86
General	86
Vacancies on the Board	86
Shareholder Nominations and Proposals	86
Amendment to Charter	87
Amendment to Bylaws	87
Classified Board of Directors	87
Removal of Directors	87
Cumulative Voting	87
Special Meetings of the Shareholders	88

ii

Shareholder Action Without a Meeting	88
Inspection of Shareholder Lists	88
Shareholder Rights Plan	88
Dissenters’ Rights	88
Validity of Common Stock	90
Experts	90
Other Matters	91
Shareholder Proposals	91
Where You Can Find More Information	92

Appendix A Agreement & Plan of Merger	A-1
Appendix B Opinion of Keefe, Bruyette & Woods, Inc.	B-1
Appendix C Opinion of Sandler O’Neill & Partners, L.P.	C-1
Appendix D Excerpt from Chapter 13 of the General Corporation Law of California	D-1

iii

QUESTIONS AND ANSWERS ABOUT VOTING AND

THE SHAREHOLDER MEETINGS

Q:	What are shareholders being asked to vote on at the special meetings?

A:	Humboldt shareholders will vote on a proposal to approve the principal terms of the merger, including the issuance of shares of Humboldt common stock in exchange for outstanding shares of CIB common stock, in accordance with the merger agreement. Humboldt shareholders will also vote on a proposal to amend the Amended and Restated Humboldt Bancorp and Subsidiaries 2001 Equity Incentive Plan.

CIB shareholders will vote on a proposal to approve the principal terms of the merger. Approval of the merger agreement by CIB shareholders is a condition of the merger. CIB shareholders will also be asked to vote on a proposal to amend CIB’s 1989 Amended and Restated Stock Option Plan and 1996 Stock Option Plan.

No other business may be transacted at the special meetings.

Q:	Who is eligible to vote?

A:	Holders of Humboldt common stock are eligible to vote their shares at the Humboldt special meeting of shareholders if they were holders of record of those shares at the close of business on October 20, 2003.

Holders of CIB common stock are eligible to vote their shares at the CIB special meeting of shareholders if they were holders of record of those shares at the close of business on October 20, 2003.

Q:	Can I vote if I hold shares of CIB common stock in the CIB Employee Stock Ownership Plan or the CIB 401(k) Retirement Savings Plan?

A:	If you are a participant in CIB’s Employee Stock Ownership Plan, or the CIB ESOP, or CIB 401(k) Retirement Savings Plan, or CIB 401(k) Plan, you will receive with this joint proxy statement-prospectus separate voting instruction cards for shares of CIB common stock allocated to your account as a participant or beneficiary under the CIB ESOP or CIB 401(k) Plan.

In the case of the CIB ESOP, these voting instruction cards will appoint the trustee of the CIB ESOP, or CIB ESOP Trustee, to vote shares in accordance with the instructions noted on the card. You should return this voting instruction card to California Independent Bancorp, c/o BSA, 12121 Wilshire Boulevard, Suite 555, Los Angeles, California 90025, Attention: CIB ESOP Trustee, as indicated in the instructions that accompany the card. Allocated shares of CIB common stock in the CIB ESOP for which voting instructions have not been received or properly completed will not be voted by the CIB ESOP Trustee. Unallocated shares of CIB common stock in the ESOP will be voted by the CIB ESOP Trustee in the same proportion as the shares for which properly completed voting instructions have been received. See “The Special Meeting of California Independent Bancorp Shareholders — Participants in CIB’s Employee Stock Ownership Plan and 401(k) Retirement Savings Plan.”

In the case of the CIB 401(k) Plan, these voting instructions cards will appoint the trustee of the CIB 401(k) Plan, or the CIB 401(k) Plan Trustee, to vote shares in accordance with the instructions noted on the voting instruction card. You should return this voting instruction card to California Independent Bancorp, 1227 Bridge Street, Suite C, Yuba City, California 95991, Attention: 401(k) Trustee, as indicated in the instructions that accompany the card. Shares of CIB common stock in participants’ accounts for which voting instructions have not been received or properly completed will be voted by the CIB 401(k) Trustee in the same proportion as those shares of CIB common stock for which properly completed voting instructions have been received. See “The Special Meeting of California Independent Bancorp Shareholders — Participants in CIB’s Employee Stock Ownership Plan and 401(k) Retirement Savings Plan.”

CIB ESOP and CIB 401(k) Plan participants will also receive an election form as to the consideration to be received in the merger. Those CIB ESOP and CIB 401(k) Plan participants who do not make an election as to the type of consideration to be received in the merger will be deemed undesignated shares and cannot be assured of the type of consideration they will receive in the merger.

Q:	Can I vote if I hold shares of Humboldt common stock in the Humboldt Bancorp 401(k) and Stock Bonus Plan?

A:	If you are a participant in the Humboldt Bancorp 401(k) and Stock Bonus Plan, or the Humboldt Plan, you will receive with this joint proxy statement-prospectus separate voting instruction cards for shares of Humboldt common stock allocated to your account as a participant or beneficiary under the Humboldt Plan.

The trustee of the Humboldt Plan, or the Humboldt Plan Trustee, will vote your shares in accordance with the instructions noted on the card. You should return this voting instruction card to Independent Agent, c/o Illinois Stock Transfer Company, 209 W. Jackson Blvd., Suite 903, Chicago, IL 60606-6905, as indicated in the instructions that accompany the card. The Independent Agent has been specially designated to direct the Humboldt Trustee as to how to vote the shares of Humboldt common stock in the Humboldt Plan. As the Independent Agent, Illinois Stock Transfer Company will collect and tabulate all the voting instruction cards and direct the Humboldt Trustee how to vote the shares allocated to your account in accordance with your instructions. Shares of Humboldt common stock in participants’ accounts for which voting instructions have not been received or properly completed will be voted by the Humboldt Plan Trustee at the Independent Agent’s direction in the same proportion as those shares of Humboldt common stock for which properly completed voting instructions have been received. See “The Special Meeting of Humboldt Bancorp Shareholders — Participants in the Humboldt Bancorp 401(k) and Stock Bonus Plan.”

Q:	What do I need to do now?

A:	After you have carefully read this joint proxy statement-prospectus, indicate on your proxy card how you want your shares to be voted, then sign and mail the proxy card in the enclosed prepaid return envelope marked “Proxy” as soon as possible so that your shares may be represented and voted at the Humboldt special meeting or the CIB special meeting, as the case may be.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the corporate secretary of Humboldt or CIB, as the case may be, stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. Third, you may vote in person at the applicable special meeting.

However, if you hold shares through the Humboldt Plan, CIB ESOP or CIB 401(k) Plan, see the special instructions on how to direct the trustee to vote your shares.

Q:	What if I don’t vote?

A:	If you fail to respond, it will have the same effect as a vote against the principal terms of the merger but will have no effect on the outcome of the vote with respect to Humboldt’s proposal to amend its equity incentive plan or CIB’s proposal to amend its stock option plans. If you mark your proxy “abstain” with respect to any proposal, it will have the same effect as a vote against that proposal. If you respond and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposal being considered.

Q:	If my shares are held by a broker, will the broker vote my shares for me?

A:	Your broker will vote your shares of stock only if you provide instructions to the broker about how to vote. You should instruct your broker how to vote your shares in accordance with the directions your broker provides. Failure to provide instructions to your broker will result in your shares not being voted, which will have the same effect as a vote against the merger and against the proposed amendment to Humboldt’s equity incentive plan or the proposed amendments to CIB’s stock option plans.

Q:	What shareholder approvals are needed?

A:	For Humboldt, the affirmative vote of the holders of at least a majority of the outstanding shares of Humboldt common stock is required to approve the principal terms of the merger and to issue the shares of common stock pursuant to the merger. Approval of the principal terms of the merger, including the issuance of Humboldt common stock in the merger, is a condition to completion of the merger. The affirmative vote of a majority of shares represented and voting, in person or by proxy, is required to approve the amendment to Humboldt’s equity incentive plan. Approval of the amendment to the equity incentive plan is not a condition to completion of the merger.

For CIB, the affirmative vote of the holders of at least a majority of the outstanding shares of CIB common stock is required to approve the principal terms of the merger. Approval of the principal terms of the merger by CIB shareholders is a condition of the merger. The affirmative vote of a majority of shares represented and voting, in person or by proxy, is required to approve the amendments to CIB’s 1989 Amended and Restated Stock Option Plan and 1996 Stock Option Plan. Approval of the amendments to the CIB stock option plans is not a condition to completion of the merger.

Q:	Whom should I contact with questions or to obtain additional copies of this joint proxy statement-prospectus?

Humboldt Bancorp
2998 Douglas Boulevard, Suite 330
Roseville, California 95661
Attn: Patrick J. Rusnak
(916) 783-2812

California Independent Bancorp
1227 Bridge Street, Suite C
Yuba City, California 95991
Attn: Kevin R. Watson
(530) 674-6025

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why does Humboldt need the approval of its shareholders in connection with the merger?

A:	Under the rules of the Nasdaq National Market System, Humboldt is required to seek shareholder approval for any issuance of shares of its common stock in connection with the acquisition of another company if its common stock to be issued in the transaction will, upon issuance, have voting power in excess of 20% of the voting power outstanding before the issuance. In connection with the merger, Humboldt may issue in excess of 20% of its issued and outstanding common stock. In addition, under California law, Humboldt is required to seek shareholder approval of the principal terms of the merger if its shareholders will own less than five-sixths of the voting power of Humboldt immediately following the transaction. The estimated maximum number of shares of Humboldt common stock to be issued to CIB shareholders in the merger is equal to, in the aggregate, 3,382,057 shares, or approximately 27.9% of the issued and outstanding shares of Humboldt common stock and of its outstanding voting power as of the Humboldt record date. Therefore, Humboldt is seeking shareholder approval of the issuance of shares of its common stock in the merger as well as of the principal terms of the merger.

Q:	As a holder of CIB common stock, what will I receive in the merger?

A:	For each share of CIB common stock you own, you will have the right to elect, on a share-by-share basis, to receive either:

• cash; or

• Humboldt common stock.

A CIB shareholder may elect to receive a combination of cash and Humboldt common stock in exchange for his or her total shares of CIB common stock, but with respect to each individual share of CIB stock, a shareholder must elect to receive either all cash or all Humboldt common stock. The amount of cash or Humboldt common stock a CIB shareholder will receive will be determined by reference to the average price of Humboldt common stock over a 20 trading day averaging period ending on the fifth business day prior to the date the merger closes, as follows:

• If the average price is greater than or equal to $14.12 and less than or equal to $15.30, CIB shareholders will have the right to elect to receive, for each share of CIB common stock they hold, either cash in the amount of $35.50 or a number of shares of Humboldt common stock with a value of $35.50 (valued at the average price over the defined averaging period).

• If the average price is greater than $15.30, CIB shareholders will have the right to elect to receive cash in an amount equal to, or a number of shares of Humboldt common stock with a value, valued at the average price, equal to, the amount determined by multiplying the average price by 1.3922 and then adding $14.20, which amount will be greater than $35.50.

• If the average price is less than $14.12, CIB shareholders will have the right to elect to receive cash in an amount equal to, or a number of shares of Humboldt common stock with a value, valued at the average price, equal to, the amount determined by multiplying the average price by 1.5085 and then adding $14.20, which amount will be less than $35.50.

Your election may be subject to proration as described on pages 50-51.

On October 17, 2003, Humboldt common stock closed at $16.25 per share. Assuming that $16.25 was the average price during the defined period, a shareholder would receive either $36.82 in cash or shares of Humboldt common stock with a value, valued at the average price, of $36.82 for a share of CIB common stock. We urge you to obtain current market quotations for Humboldt common stock.

Q:	As a holder of CIB common stock, how do I elect the form of payment I prefer?

A:	We are sending a form of election to each CIB shareholder in a separate mailing. If you wish to make an election, you should complete the appropriate form and send it in the envelope provided with the form of election to Illinois Stock Transfer Company, which is the exchange agent. For you to make an effective election, your properly executed election form must be received by the exchange agent before the election deadline on January 5, 2004. You must include your CIB stock certificates with your election form. Please read the instructions to the election form for information on completing that form. Those instructions will also inform you what to do if your stock certificates have been lost, stolen or destroyed.

Do not send your CIB stock certificates in the envelope provided for returning your proxy card. The stock certificates should only be forwarded to the exchange agent with the letter of transmittal and election form.

Copies of this joint proxy statement-prospectus and the election form will be provided upon request to all persons who become CIB shareholders after the record date and prior to the election deadline in order to permit them to make an election.

Q:	What happens if I don’t make an election for cash or shares of Humboldt common stock?

A:	If you fail to make an election prior to the election deadline, other than because you are exercising your dissenters’ rights, you will be deemed to have elected either cash or Humboldt common stock, depending on the elections other CIB shareholders make. The actual merger consideration that will be paid to you will depend upon how many CIB shareholders elect shares of Humboldt common stock versus how many elect cash. See “The Merger” beginning on page 44.

Q:	What regulatory approvals are required to complete the merger?

A.	In order to complete the merger, Humboldt and CIB must obtain the prior written approval of the Board of Governors of the Federal Reserve System for the merger of CIB, a bank holding company, with and into Humboldt, which is also a bank holding company. Humboldt must also obtain prior written approval of the Federal Deposit Insurance Corporation for the merger of Feather River State Bank, a California state-chartered bank and a wholly-owned subsidiary of CIB, with and into Humboldt Bank, a California state-chartered bank and a wholly owned subsidiary of Humboldt. In addition, the California Department of Financial Institutions must approve the merger of Feather River State Bank with and into Humboldt Bank and confirm that prior approval for an acquisition of control of a California bank is not required under Section 701 of the California Financial Code. The relevant applications and a request for exemption from the requirements of Section 701 are currently pending.

Q:	As a holder of CIB common stock, what are the tax consequences of the merger to me?

In general, for United States federal income tax purposes, if you exchange your CIB common stock solely for cash in the merger, you will recognize gain or loss in an amount equal to the difference between the cash received and your adjusted tax basis in your CIB common stock. We expect that if you receive solely Humboldt common stock in exchange for your shares of CIB common stock, you generally will not recognize any gain or loss for United States federal income tax purposes. However, you will have to recognize income or gain in connection with cash received in lieu of fractional shares of Humboldt common stock. If you receive a combination of cash and Humboldt common stock in the merger, you will not recognize loss but will recognize gain, if any, on the shares exchanged to the extent of any cash received. This tax treatment may not apply to all CIB shareholders.

Each of Humboldt’s and CIB’s obligation to complete the merger is conditioned on Humboldt’s and CIB’s receipt of legal opinions about the federal income tax treatment of the merger. These opinions will not bind the Internal Revenue Service, which could take a different view. To review the tax consequences to CIB shareholders in greater detail, see pages 66-68. You should consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

Q:	Have Humboldt and CIB retained financial advisors with respect to this transaction?

A:	Yes. Humboldt has retained the services of Keefe, Bruyette & Woods, Inc. Keefe, Bruyette delivered its opinion dated October 20, 2003, to the board of directors of Humboldt that, subject to certain assumptions, limitations and qualifications stated therein, the consideration to be offered by Humboldt was fair to Humboldt from a financial point of view. Keefe, Bruyette will receive a fee of $250,000 upon consummation of the merger.

CIB has retained the services of Sandler O’Neill & Partners, L.P. Sandler O’Neill delivered its opinion dated October 20, 2003, to the board of directors of CIB that, subject to certain assumptions, limitations and qualifications stated therein, the consideration to be received by CIB shareholders was fair to CIB shareholders from a financial point of view. Sandler O’Neill will receive a fee of 0.8% of the value of the merger consideration, or approximately $662,000, upon consummation of the merger.

Q:	What risks should I consider before I vote on the merger?

A.	We encourage you to read carefully the detailed information about the merger contained in this joint proxy statement-prospectus, including the section entitled “Risk Factors” beginning on page 25.

Q:	When do you expect to merge?

A:	We are working to complete the merger in the first quarter of 2004. We must first obtain the necessary regulatory approvals and the approval of Humboldt’s and CIB’s shareholders at their respective special meetings. We cannot assure you as to if and when all the conditions to the merger will be met nor can we predict the exact timing. It is possible we will not complete the merger.

Q:	Who will be the executive officers and directors of the combined company?

A:	Humboldt will be the surviving corporation in the merger and the executive officers of Humboldt immediately prior to the merger will be the executive officers of Humboldt until such time as their successors shall be duly elected and qualified. The board of directors of Humboldt immediately after the merger will have no fewer than 13 and no more than 16 members, three of whom will have been members of the CIB board of directors immediately prior to the merger.

Q:	How does the merger affect my outstanding options to purchase CIB common stock?

A:	Regardless of whether you will continue to be employed by the surviving bank after the merger, all of your options will be accelerated such that all options are fully vested and exercisable prior to the date the merger becomes effective. At the time the merger becomes effective, assuming Humboldt has received all necessary acknowledgments and waivers from employees, Humboldt will assume CIB’s stock option plans and unexercised CIB options will be converted into replacement options to acquire shares of Humboldt common stock.

At its election, CIB may, if permitted by the applicable CIB stock option plan, pay cash for each underlying share of your options equal to the positive difference between the per share consideration for CIB common stock and the exercise price of your option. Your receipt of cash for your option shares will be taxable and subject to applicable withholding.

Q:	What if my employment with CIB is terminated prior to the merger and prior to the acceleration of all CIB options?

A:	If your employment with CIB is terminated, other than for cause, prior to the merger and prior to the acceleration of all CIB options, you will have 90 days from the date of termination to exercise your vested options or the vested options will terminate. All unvested options will terminate on the date of termination of your employment. If you exercise your options, you may make an election for the type of consideration you will receive in the merger for your shares of CIB common stock if you timely return an election form to the exchange agent prior to the election deadline.

Q:	What if my employment is terminated after the merger and I have received replacement options?

A:	The replacement options will be governed by the terms of the CIB stock option plan under which the original CIB options were granted. Humboldt will assume all of CIB’s stock option plans in connection with the merger.

Q:	What happens to my CIB options if the merger fails to close?

A:	Unless already exercised, your options will remain outstanding under the terms of the applicable CIB plan and continue to vest under the terms by which the options were granted. If you properly exercised any vested options, you will be issued CIB common stock.

QUESTIONS AND ANSWERS ABOUT AMENDMENTS TO THE AMENDED AND RESTATED HUMBOLDT BANCORP AND SUBSIDIARIES 2001 EQUITY INCENTIVE PLAN

Q:	As a Humboldt shareholder, why am I being asked to amend Humboldt’s 2001 equity incentive plan?

A:	Humboldt’s 2001 equity incentive plan currently provides that incentive stock options may be granted only to key employees and that certain other awards may be granted only to key employees and directors. Humboldt’s board has approved an amendment, which is subject to shareholder approval, to the plan that would make all employees, officers and directors eligible to receive awards under the plan. Humboldt’s board believes that expansion of the plan to cover all employees will allow Humboldt to use awards to attract, retain and motivate employees at all levels who are important to Humboldt’s success or the success of a Humboldt subsidiary.

QUESTIONS AND ANSWERS ABOUT AMENDMENTS TO

CIB’S 1989 AND 1996 STOCK OPTION PLANS

Q:	As a CIB shareholder, why am I being asked to amend CIB’s 1989 Amended and Restated Stock Option Plan and 1996 Stock Option Plan?

A:	Pursuant to CIB’s 1989 Amended and Restated Stock Option Plan and 1996 Stock Option Plan, in the event of a sale, dissolution or liquidation of CIB or a merger or consolidation in which CIB is not the surviving or resulting corporation, CIB’s Compensation Committee has the power to cause the termination of every option outstanding thereunder. Although not specifically stated under each of these plans, it was always the Compensation Committee’s intent that, in the event of a sale, dissolution or liquidation of CIB or a merger or consolidation in which CIB is not the surviving or resulting corporation, options under the plans would be permitted, at the Compensation Committee’s discretion, to be terminated and settled in cash.

Subject to shareholder approval, the Compensation Committee and the Board of Directors have approved amendments to the plans to specifically provide that in the event of a sale, dissolution or liquidation of CIB or a merger or consolidation in which CIB is not the surviving or resulting corporation, option holders may receive cash in the amount of the positive difference between the price per share received in such sale, dissolution, liquidation, merger or consolidation and the exercise price. These amendments set forth specifically the Compensation Committee’s intent and are consistent with the treatment of options in such events under CIB’s 2000 Equity Incentive Plan. See “The Special Meeting of California Independent Bancorp Shareholders — Proposal to Amend CIB’s 1989 Amended and Restated Stock Option Plan and 1996 Stock Option Plan” on page 39.

SUMMARY

      This brief summary includes selected information from this joint proxy statement-prospectus and does not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers you. See “Where You Can Find More Information” on page 92. Each item in this summary contains a page reference directing you to a more complete description of that item.

The Merger (Page 44)

      We propose a merger in which CIB will merge with and into Humboldt Bancorp. We anticipate that Feather River State Bank, a wholly owned subsidiary of CIB, would subsequently merge with and into Humboldt Bank. As a result of the initial merger, CIB will cease to exist as a separate corporation and you will have the right to become a shareholder of Humboldt. We expect to complete the merger in the first quarter of 2004. When we complete the merger, you will have the right to receive, for each share of CIB common stock you own, either:

•	cash; or

•	Humboldt common stock.

      A CIB shareholder may elect to receive a combination of cash and Humboldt common stock in exchange for his or her total shares of CIB common stock, but with respect to each individual share of CIB stock, a shareholder must elect to receive either all cash or all Humboldt common stock.

      The amount of consideration you receive in exchange for a share of CIB common stock, in the form of cash or Humboldt common stock, will be determined by reference to the average price of Humboldt common stock over a 20 trading day averaging period ending on the fifth business day prior to the date the merger closes, referred to as the average price, as follows:

•	If the average price is greater than or equal to $14.12 and less than or equal to $15.30, CIB shareholders will have the right to elect to receive, for each share of CIB common stock they hold, either cash in the amount of $35.50 or a number of shares of Humboldt common stock with a value of $35.50 (valued at the average price over the defined averaging period).

•	If the average price is greater than $15.30, CIB shareholders will have the right to elect to receive cash in an amount equal to, or a number of shares of Humboldt common stock with a value, valued at the average price, equal to, the amount determined by multiplying the average price by 1.3922 and then adding $14.20, which amount will be greater than $35.50.

•	If the average price is less than $14.12, CIB shareholders will have the right to elect to receive cash in an amount equal to, or a number of shares of Humboldt common stock with a value, valued at the average price, equal to, the amount determined by multiplying the average price by 1.5085 and then adding $14.20, which amount will be less than $35.50.

On October 17, 2003, Humboldt common stock closed at $16.25 per share. Assuming that $16.25 was the average price during the defined period, a shareholder would receive either $36.82 in cash or shares of Humboldt common stock with a value, valued at the average price, of $36.82 for a share of CIB common stock. We urge you to obtain current market quotations for Humboldt common stock.

      Your election may be subject to proration. The merger agreement sets the number of shares of CIB common stock that may be converted into the right to receive cash in the merger and therefore sets the total amount of cash that Humboldt will pay to CIB shareholders in connection with the merger. Accordingly, there is a risk that you will not receive a portion of the merger consideration in the form that you elected. See “Election and Proration Procedures” on page 49.

      We are sending a form of election to you in a separate mailing. If you wish to make an election, you should complete the appropriate form and send it in the envelope provided with the form of election to Illinois Stock Transfer Company, which is the exchange agent. For you to make an effective election, your properly executed election form must be received by the exchange agent before the election deadline on January 5, 2004. You must include your CIB stock certificates with your election form. Please read the instructions to the election form for information on completing that form. Those instructions will also inform you of what to do if your stock certificates have been lost, stolen or destroyed.

      Do not send your CIB stock certificates in the envelope provided for returning your proxy card. The stock certificates should only be forwarded to the exchange agent with the letter of transmittal and election form.

      Copies of this joint proxy statement-prospectus and the election form will be provided to all persons who become CIB shareholders after the record date and prior to the election deadline in order to permit them to make an election.

The Companies (Page 81)

Humboldt Bancorp

2998 Douglas Boulevard, Suite 330
Roseville, California 95661
(916) 677-1133

      Humboldt is a California corporation registered under the Bank Holding Company Act of 1956. Humboldt’s principal operating subsidiary is Humboldt Bank, which was founded in 1989 and operates under a charter issued by the State of California. During 2002, Humboldt merged three of its subsidiaries, Tehama Bank, Capitol Valley Bank and Capitol Thrift & Loan into Humboldt Bank. Humboldt also has four subsidiaries formed for the sole purpose of issuing trust preferred securities. Humboldt Bank has one subsidiary, HB Investment Trust, which was formed in December 2001 as a real estate investment trust organized under the laws of the State of Maryland. Humboldt Bank owns all of the outstanding common stock of HB Investment Trust and is the sole contributor of real estate assets.

      Humboldt Bank has nine full-service branches, located in Eureka, Fortuna, Arcata, McKinleyville, Willow Creek, Weaverville, Garberville and Ukiah. Capitol Valley Bank, which operates as a division of Humboldt Bank, has two full-service branches located in Roseville and one in Napa. Tehama Bank, which operates as a division of Humboldt Bank, has six full-service branches, located in Chico, Los Molinos, Orland, Red Bluff, Redding and Willows. Humboldt Bank and its divisions serve Butte, Glenn, Humboldt, Mendocino, Napa, Placer, Shasta, Tehama and Trinity counties.

California Independent Bancorp

1227 Bridge Street, Suite C
Yuba City, California 95991
(530) 674-6025

      CIB is a California corporation registered under the Bank Holding Company Act of 1956. CIB’s principal business is to serve as a holding company for its banking subsidiary, Feather River State Bank. Feather River State Bank, a California state banking corporation, was incorporated in December 1976 and commenced operations in April 1977. CIB was incorporated in October 1994 and became the bank holding company for Feather River State Bank in May 1995. In October 1996, Feather River State Bank acquired an equipment leasing company, E.P.I. Leasing Co., Inc., or EPI, which it operates as a wholly-owned subsidiary. As a part of CIB’s restructuring efforts, EPI will be dissolved following the orderly wind-down of the remaining lease portfolio. CIB also formed a non-bank subsidiary, CIB Capital Trust, for the sole purpose of issuing trust preferred securities in October 2002.

      Feather River State Bank has nine full-service branches, located in Yuba City, Marysville, Colusa, Arbuckle, Wheatland, Woodland, Lincoln and Roseville, California, serving Sutter, Yuba, Colusa, Yolo and Placer counties, and secondarily, Sacramento, El Dorado, Butte and Glenn counties.

Material United States Federal Income Tax Considerations (Page 66)

      In general, for United States federal income tax purposes, if you exchange your CIB common stock solely for cash in the merger, you will recognize gain or loss in an amount equal to the difference between the cash received and your adjusted tax basis in your CIB common stock. We expect that if you receive solely Humboldt common stock in exchange for your shares of CIB common stock, you generally will not recognize any gain or loss for United States federal income tax purposes. However, you will have to recognize income or gain in connection with cash received in lieu of fractional shares of Humboldt common stock. If you receive a combination of cash and Humboldt common stock in the merger, you will not recognize loss but will recognize gain, if any, on the shares exchanged to the extent of any cash received. This tax treatment may not apply to all CIB shareholders.

      Each of Humboldt’s and CIB’s obligation to complete the merger is conditioned on the receipt of legal opinions about the federal income tax treatment of the merger. These opinions will not bind the Internal Revenue Service, which could take a different view. To review the tax consequences to CIB shareholders in greater detail, see pages 66-68. You should consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

Market Price Information for the Common Stock of Each of Humboldt and CIB (Page 23)

      Humboldt trades on the Nasdaq National Market under the symbol “HBEK”. The closing price for Humboldt’s common stock on August 11, 2003, the last trading day before the public announcement of the merger, was $15.90. The closing price for Humboldt’s common stock on October 17, 2003, the last practicable trading date before the date of this joint proxy statement-prospectus, was $16.25. CIB trades on the Nasdaq National Market System under the symbol “CIBN”. The closing price for CIB’s common stock on August 11, 2003, the last trading day before the public announcement of the merger, was $28.90. The closing price for CIB’s common stock on October 17, 2003, the last practicable trading date before the date of this proxy-statement prospectus, was $36.21.

      If the average price of Humboldt common stock is greater than or equal to $14.12 and less than or equal to $15.30, the value of any shares of Humboldt common stock you receive in the merger (valued at the average price) will be $35.50 and the number of shares you receive will fluctuate. If the price is less than $14.12 or is greater than $15.30, the value of the shares you receive (valued at the average price) and the number of shares you receive will both fluctuate. If you receive any portion of the merger consideration in the form of Humboldt common stock, the value of the shares you receive will fluctuate based on changes in the market price of Humboldt common stock. Humboldt cannot assure you that its stock price will continue to trade at or above the prices shown above. You should obtain current stock price quotations for Humboldt common stock from a newspaper, via the Internet or by calling your broker.

The Special Meeting of Humboldt Shareholders (Page 35)

The special meeting of Humboldt shareholders will be held on Monday, December 15, 2003 at 4:00 p.m., local time, at Humboldt Bank Plaza, 2440 Sixth Street, Eureka, California 95501. At the Humboldt special meeting, Humboldt shareholders will be asked to approve the principal terms of the merger between Humboldt and CIB, including the issuance of shares of Humboldt common stock pursuant to the merger, and an amendment to Humboldt 2001 equity incentive plan.

Proposed Amendment to the Amended and Restated Humboldt Bancorp and Subsidiaries 2001 Equity Incentive Plan (Page 35)

      Humboldt’s 2001 equity incentive plan currently provides that incentive stock options may be granted only to key employees and that certain other awards may be granted only to key employees and directors. Humboldt’s board has approved an amendment, which is subject to shareholder approval, to the plan that would make all employees, officers and directors eligible to receive awards under the plan. Humboldt’s board believes that expansion of the plan to cover all employees will allow Humboldt to use awards to attract, retain and motivate employees at all levels who are important to Humboldt’s success or the success of a Humboldt subsidiary.

      The Humboldt board of directors unanimously recommends that you vote “FOR” the proposal to amend Humboldt’s 2001 equity incentive plan.

The Special Meeting of CIB Shareholders (Page 38)

      The special meeting of CIB shareholders will be held on Monday, December 15, 2003 at 6:00 p.m., local time, at Feather River State Bank’s Colusa Avenue branch, located at 777 Colusa Avenue, Yuba City, California 95991. At the CIB special meeting, CIB shareholders will be asked to approve the principal terms of the merger between Humboldt and CIB and amendments to CIB’s 1989 Amended and Restated Stock Option Plan and 1996 Stock Option Plan.

Proposed Amendments to CIB’s Stock Option Plans (Page 39)

      Pursuant to the 1989 Amended and Restated Stock Option Plan and the 1996 Stock Option Plan, in the event of a sale, dissolution or liquidation of CIB or a merger or consolidation in which CIB is not the surviving or resulting corporation, CIB’s Compensation Committee has the power to cause the termination of every option outstanding thereunder. Although not specifically stated under the each of these plans, it was always the Compensation Committee’s intent that, in the event of a sale, dissolution or liquidation of CIB or a merger or consolidation in which CIB is not the surviving or resulting corporation, options under the plans would be permitted, at the Compensation Committee’s discretion, to be terminated and settled in cash.

      Subject to shareholder approval, the Compensation Committee and the Board of Directors have approved amendments to these plans to specifically provide that in the event of a sale, dissolution or liquidation of CIB or a merger or consolidation in which CIB is not the surviving or resulting corporation, option holders may receive cash in the amount of the positive difference between the price per share received in such sale, dissolution, liquidation,merger or consolidation and the exercise price. These amendments set forth specifically the Compensation Committee’s intent and are consistent with the treatment of options in such events under CIB’s 2000 Equity Incentive Plan. See “The Special Meeting of California Independent Bancorp Shareholders — Proposal to Amend CIB’s 1989 Amended and Restated Stock Option Plan and 1996 Stock Option Plan” on page 39.

      The CIB board of directors unanimously recommends that you vote “FOR” the proposal to amend the 1989 Amended and Restated Stock Option Plan and the 1996 Stock Option Plan.

Record Dates (Pages 36 and 40)

      You can vote at the Humboldt special meeting if you owned Humboldt common stock at the close of business on October 20, 2003. On that date, there were 12,143,684 shares of common stock of Humboldt outstanding and entitled to vote. You can cast one vote for each share of Humboldt common stock you owned on that date.

      You can vote at the CIB special meeting if you owned CIB common stock at the close of business on October 20, 2003. On that date, there were 2,075,199 shares of common stock of CIB outstanding and entitled to vote. You can cast one vote for each share of CIB common stock you owned on that date.

Votes Required; Securities Ownership (Pages 36-37, 40 and 42)

      Approval of the principal terms of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Humboldt common stock entitled to vote at the Humboldt special meeting. As of the close of business on the Humboldt record date, directors and executive officers of Humboldt, and their affiliates, collectively owned shares sufficient to exercise approximately 7.2% of the voting power of Humboldt common stock.

      Approval of the principal terms of the merger also requires the affirmative vote of the holders of a majority of the outstanding shares of CIB common stock entitled to vote at the CIB special meeting. At close of business on the record date, John L. Dowdell, Harold M. Eastridge, William H. Gilbert, John I. Jelavich, Donald H. Livingstone, Alfred G. Montna, David A. Offutt, William K. Retzer and Michael C. Wheeler owned approximately 369,191 shares of CIB common stock in the aggregate, allowing them to exercise approximately 17.8% of the voting power of CIB common stock entitled to vote at the CIB special meeting. These shareholders have agreed to vote these shares in favor of the principal terms of the merger, as more fully described in the summary of Shareholder Agreements starting on page 80. At the close of business on the CIB record date, directors and executive officers of CIB, and their affiliates, collectively owned shares sufficient to exercise approximately 18.1% of the voting power of CIB common stock.

      Not voting, or failing to instruct your broker how to vote shares held for you in the broker’s name, will have the same effect as voting against the merger. If you submit a signed proxy card without indicating a vote with respect to the merger, it will be deemed a vote in favor of the merger.

      Approval of the amendment to Humboldt’s equity incentive plan requires the affirmative vote of a majority of the shares represented and voting, in person or by proxy at the Humboldt special meeting.

      Approval of amendments to CIB’s stock option plans requires the affirmative vote of a majority of the shares represented and voting, in person or by proxy, at the CIB special meeting.

Revocability of Proxies

      You may revoke your proxy at any time before your proxy is voted at the special meeting by (1) filing with the Corporate Secretary of Humboldt or CIB, as the case may be, a written notice of revocation of your proxy; (2) submitting a duly executed proxy bearing a later date; or (3) voting in person at the Humboldt or CIB special meeting, as the case may be.

Opinion of Humboldt’s Financial Advisor (Page 51)

      Among other factors considered in deciding to approve the merger, on July 31, 2003, the Humboldt board of directors received the oral opinion of Humboldt’s financial advisor, Keefe, Bruyette & Woods, Inc., that as of that date and subject to the assumptions, limitations and qualifications described at the board meeting and subsequently set forth in Keefe, Bruyette’s written opinion, dated October 20, 2003, the consideration to be offered by Humboldt was fair to Humboldt from a financial point of view. The written opinion of Keefe, Bruyette is attached as Appendix B. You should read this opinion completely to understand the procedures followed, assumptions made, matters considered and qualifications and limitations of the review undertaken by Keefe, Bruyette in providing its opinion. Upon consummation of the merger, Humboldt will pay a cash fee of $250,000 to Keefe, Bruyette for its services relating to the merger.

Opinion of CIB’s Financial Advisor (Page 57)

      Among other factors considered in deciding to approve the merger, the CIB board of directors received the written opinion dated August 11, 2003, of CIB’s financial advisor, Sandler O’Neill & Partners, L.P., that, as of that date and subject to the assumptions, limitations and qualifications set forth in its opinion, the consideration to be received by shareholders of CIB was fair to the shareholders of CIB from a financial point of view. The opinion of Sandler O’Neill, has been updated as of October 20, 2003 and is attached as Appendix C. You should read this opinion completely to understand the procedures followed, assumptions made, matters considered and qualifications and limitations of the review undertaken by Sandler O’Neill in providing its opinion. Upon consummation of the merger, CIB will pay a cash fee equal to 0.8% of the value of the merger consideration, or approximately $662,000, based on the market value as of October 17, 2003 of shares of CIB common stock expected to be cancelled in connection with the merger, to Sandler O’Neill for its services relating to the merger.

The Humboldt and CIB Board of Directors Recommend That You Approve the Merger (Page 46)

      After careful consideration, the board of directors of each of Humboldt and CIB determined by unanimous vote that the merger is fair to and in the best interests of their respective shareholders, declared that the merger agreement is advisable and approved our merger agreement.

      Based on Humboldt’s reasons for the merger described in this document, including Keefe, Bruyette’s fairness opinion, the Humboldt board of directors unanimously recommends that you vote “FOR” the proposal to approve the principal terms of the merger, including the issuance of shares of common stock pursuant to the merger.

      Based on CIB’s reasons for the merger described in this document, including Sandler O’Neill’s fairness opinion, the CIB board of directors voted unanimously to recommend that you vote “FOR” the proposal to approve the principal terms of the merger.

Conditions to Consummation of the Merger (Page 77)

      The completion of the merger depends on a number of conditions being met, including, among others:

•	approval of the principal terms of the merger by both CIB and Humboldt shareholders;

•	performance of the obligations of CIB shareholders that are party to shareholder agreements;

•	execution and delivery of non-competition agreements by the CIB non-employee directors that are party to non-competition agreements;

•	execution and delivery of non-solicitation agreements by the CIB executive officers that are party to non-solicitation agreements;

•	receipt of required regulatory approvals for the merger and the bank merger;

•	absence of an injunction or regulatory prohibition to completion of the merger;

•	receipt by each party of an opinion from such party’s tax counsel that the merger will qualify as a tax-free reorganization;

•	accuracy of the respective representations and warranties of CIB and Humboldt, subject to exceptions that would not have a material adverse effect on CIB or Humboldt; and

•	compliance in all material respects by CIB and Humboldt with their respective covenants in the merger agreement.

      Where the law permits, a party to the merger agreement could elect to waive a condition to its obligation to complete the merger although that condition has not been satisfied. We cannot be certain when or if the conditions to the merger will be satisfied or waived or that the merger will be completed.

We May Decide Not to Complete the Merger (Page 78)

      CIB and Humboldt, by mutual consent, can agree at any time not to complete the merger, even if shareholders of both companies have voted to approve the principal terms of the merger. Also, either party can decide, without the consent of the other, not to complete the merger in a number of other situations, including:

•	breach by the other party of its representations, warranties, covenants or agreements contained in the merger agreement, if the breach cannot be or is not cured within 30 days of notice of the breach and the breach would be reasonably likely to result in a material adverse effect with respect to the non-breaching party;

•	failure to complete the merger by March 31, 2004;

•	failure of the CIB or Humboldt shareholders to approve the principal terms of the merger or the final denial of a required regulatory approval; or

•	if the board of directors of the other party fails to make its recommendation to shareholders, withdraws such recommendation or modifies or changes such recommendation in a manner adverse in any respect to the terminating party’s interests.

      CIB, without the consent of Humboldt, can terminate if:

•	the average price of Humboldt is less than $11.58 per share, and such decline is not proportionate to any decline in The Nasdaq Bank Index, and Humboldt has not elected to adjust the amount of consideration to be received by CIB shareholders so that they will receive consideration that will at least equal the consideration they would have received had Humboldt’s stock price been at least equal to the lesser of $11.58 or an average stock price such that the decline would have been proportionate to the decline in the Nasdaq Bank Index.

      Humboldt, without the consent of CIB, can terminate if:

•	CIB has, in connection with an acquisition proposal by a third party, provided information, engaged in negotiations or discussions with, or recommended such acquisition proposal and continues discussion with such third party for more than 15 business days; or

•	an acquisition proposal that is publicly disclosed has been commenced, publicly proposed or communicated to CIB which contains a proposal as to price and CIB has not rejected such proposal within 15 business days.

Termination Fee (Page 79)

      Under certain conditions, either Humboldt or CIB may owe to the other party a termination fee in the amount of either $1,000,000 or $3,000,000 if the merger agreement is terminated.

      The merger agreement requires CIB to pay a termination fee to Humboldt:

•	in the amount of $1,000,000, if Humboldt terminates as a result of (i) CIB’s failure to obtain shareholder approval, (ii) the failure of CIB’s board to recommend the merger to its shareholders or if CIB’s board withdraws or modifies its recommendation in a manner adverse to Humboldt’s interests or (iii) as a result of a material breach of any of the representations, warranties, covenants or agreements set forth in the merger agreement which goes uncured for 30 days.

•	in the amount of $3,000,000, if, after a third party acquisition proposal for CIB has been publicly disclosed, or any person or entity has publicly disclosed its intention to make an acquisition proposal and CIB has determined to pursue such proposal, the agreement is terminated:

•	by either party after March 31, 2004;

•	by either party as a result of CIB’s failure to obtain shareholder approval;

•	by either party, if CIB has, in connection with an acquisition proposal by a third party, provided information, engaged in negotiations or discussions with, or recommended such acquisition proposal and continues discussion with such third party for more than 15 business days or an acquisition proposal that is publicly disclosed has been commenced, publicly proposed or communicated to CIB which contains a proposal as to price and CIB has not rejected such proposal within 15 business days;

•	by either party as a result of the failure of CIB’s board of directors to make its recommendation to shareholders, or if CIB’s board withdraws such recommendation or modifies or changes such recommendation in a manner adverse in any respect to the Humboldt’s interests; or

•	by Humboldt as a result of a material breach by CIB of any of the representations, warranties, covenants or agreements set forth in the merger agreement which goes uncured for 30 days;

•	provided, however, that in the event 15 business days have elapsed after such third party acquisition proposal has been publicly disclosed or after such person or entity’s intention to make an acquisition proposal has been disclosed, and CIB has made no determination as to whether to pursue such acquisition proposal, then upon termination by Humboldt for any of the five immediately preceding reasons, CIB will pay to Humboldt a termination fee in the amount of $3,000,000 if, and only if, during the 12-month period following such termination, CIB executes a definitive agreement for an acquisition proposal or a person or entity acquires the beneficial interest in the equity securities of CIB or any CIB subsidiary which, taken together with any such securities previously owned, constitutes more than 10% of the outstanding securities of such class.

The merger agreement requires Humboldt to pay a termination fee to CIB:

•	in the amount of $1,000,000, if CIB terminates as a result of (i) Humboldt’s failure to obtain shareholder approval, (ii) the failure of Humboldt’s board to recommend the merger to its shareholders or if Humboldt’s board withdraws or modifies its recommendation in a manner adverse to CIB’s interests or (iii) as a result of a material breach of any of the representations, warranties, covenants or agreements set forth in the merger agreement which goes uncured for 30 days.

We May Amend or Waive the Terms of the Merger Agreement (Page 79)

      Humboldt and CIB may jointly amend the terms of the merger agreement, and each of us may waive our right to require the other party to adhere to those terms, to the extent legally permissible. However, after CIB shareholders approve the principal terms of the merger, any subsequent amendment or waiver that reduces the aggregate value of the consideration that CIB shareholders will receive as a result of the merger cannot be effected without their prior approval.

In Order to Complete the Merger, We Must First Obtain Certain Regulatory Approvals (Page 77)

      In order to complete the merger, Humboldt and CIB must first obtain the prior written approval of the Board of Governors of the Federal Reserve System for the merger of CIB, a bank holding company, with and into Humboldt, which is also a bank holding company. Humboldt must also obtain prior written approval of the Federal Deposit Insurance Corporation for the merger of Feather River State Bank, a California state-chartered bank and a wholly-owned subsidiary of CIB, with and into Humboldt Bank, a California state-chartered bank, and a wholly-owned subsidiary of Humboldt. In addition, the California Department of Financial Institutions must approve the merger of Feather River State Bank with and into Humboldt Bank and confirm that prior approval for an acquisition of control of a California bank is not required under Section 701 of the California Financial Code. The relevant applications and request for exemption from the requirements of Section 701 are currently pending.

Humboldt and CIB Shareholders May Have Appraisal (Dissenters’) Rights (Page 88)

      Under California law, as a Humboldt or CIB shareholder you may have the right to dissent from the merger and to have the appraised fair market value of your shares of Humboldt or CIB common stock paid to you in cash. You have the right to seek appraisal of the value of your Humboldt or CIB shares and be paid the appraised value if all of the following conditions exist:

•	You deliver to Humboldt or CIB, as the case may be, before the vote is taken at the special meeting, a written demand for payment of your shares of Humboldt or CIB common stock, as the case may be;

•	The holders of at least 5% of the total number of shares (including you) of Humboldt or CIB common stock, as the case may be, make the required written demand;

•	You vote against the merger; and

•	You otherwise comply with the provisions governing dissenters’ rights under California law.

      If you dissent from the merger and the conditions outlined above are met, your only right will be to receive the appraised value of your shares in cash. You should be aware that submitting a signed proxy card without indicating a vote with respect to the merger will be deemed a vote “FOR” the merger and a waiver of your dissenter’s rights. A vote “AGAINST” the merger does not dispense with the requirement to deliver a written demand for payment.

      If you are a CIB shareholder, the appraised value may be more or less than the consideration you would receive under the terms of the merger agreement.

      For more detailed information about your rights under California law, see “Dissenters’ Rights”.

Selected Consolidated Financial Information of Humboldt

      The following selected consolidated financial data for Humboldt have been derived from, and are qualified by reference to, the audited consolidated financial statements and notes thereto contained in Humboldt’s Annual Reports on Form 10-K for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, and the unaudited consolidated financial statements and notes thereto contained in Humboldt’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 2003 and March 31 and June 30, 2002, which were filed with the SEC. See “Where You Can Find More Information” on page 92 for information on where these documents are available. Humboldt expects that it will incur merger and restructuring expenses as a result of the acquisition of CIB. Humboldt and CIB both anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and enhanced opportunities to earn more revenue. The historical information presented below does not reflect these financial expenses or benefits and, accordingly, does not attempt to predict or suggest future results. This information is only a summary, and you should read it in conjunction with Humboldt’s consolidated financial statements and notes thereto referred to above.

	As of or for the
	Six Months Ended
	June 30,		As of or for the Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(In thousands, except per share data)
OPERATING RESULTS
Interest income	$30,984	$31,209	$64,345	$66,165	$59,516	$39,251	$37,354
Interest expense	7,377	9,053	17,637	28,341	24,882	13,455	13,357

Net interest income	23,607	22,156	46,708	37,824	34,634	25,796	23,997
Provision for loan losses	903	1,088	3,321	2,903	2,535	2,371	3,237
Non-interest income	38,730	14,063	26,147	29,727	22,864	18,661	14,713
Non-interest expense	22,078	27,079	52,558	53,874	41,483	34,007	26,640

Income before income taxes	39,356	8,052	16,976	10,774	13,480	8,079	8,833
Income taxes	14,734	2,377	4,437	3,789	4,453	2,753	3,369

Net income from continuing operations	24,622	5,675	12,539	6,985	9,027	5,326	5,464
Income (loss) on discontinued operations, net of tax	—	(276)	(276)	(13,994)	(7)	894	561

Net income (loss)	$24,622	$5,399	$12,263	$(7,009)	$9,020	$6,220	$6,025
BALANCE SHEET DATA AT PERIOD END
Assets	$1,069,517	$983,699	$1,031,550	$958,917	$852,900	$635,770	$519,757
Earning assets	$950,298	$891,263	$942,321	$842,514	$738,466	$548,919	$454,747
Loans, net of allowance for loan losses	$753,184	$703,610	$749,034	$654,567	$575,142	$368,148	$305,048
Deposits	$871,934	$802,798	$840,427	$807,086	$712,807	$567,097	$464,208
Stockholders’ equity	$93,433	$69,737	$77,848	$64,582	$71,839	$52,143	$45,559
Common shares outstanding	12,110	12,439	12,604	12,530	12,346	10,661	10,209

	As of or for the
	Six Months Ended
	June 30,		As of or for the Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(In thousands, except per share data)
AVERAGE BALANCES
Assets	$1,059,454	$954,505	$983,510	$916,067	$768,229	$565,228	$487,060
Earning assets	$958,069	$856,062	$893,263	$801,462	$672,737	$495,498	$435,483
Loans	$760,615	$679,722	$711,842	$616,159	$503,877	$331,551	$296,384
Deposits	$850,859	$787,565	$805,958	$778,220	$673,012	$507,894	$401,961
Stockholders’ equity	$88,358	$66,543	$71,081	$68,040	$62,551	$48,150	$42,308
Basic shares outstanding	12,382	12,448	12,503	12,464	12,037	11,049	10,725
Diluted shares outstanding	12,890	13,024	13,049	12,996	12,689	11,736	11,520
PER SHARE DATA
Net income — basic	$1.99	$0.43	$0.98	$(0.56)	$0.75	$0.56	$0.56
Net income — diluted	$1.91	$0.41	$0.94	$(0.54)	$0.71	$0.53	$0.52
Basic earnings — continuing operations	$1.99	$0.45	$1.00	$0.56	$0.75	$0.48	$0.51
Diluted earnings — continuing operations	$1.91	$0.44	$0.96	$0.54	$0.71	$0.45	$0.47
Cash dividends declared	$0.06	$0.02	$0.07	$—	$—	$—	$—
Book value	$7.72	$5.61	$6.18	$5.15	$5.82	$4.89	$4.46
PERFORMANCE RATIOS
Return on average assets(2)	1.14%	1.13%	1.25%	(0.77)%	1.17%	1.10%	1.24%
Return on average stockholders’ equity(2)	13.69%	16.23%	17.25%	(10.30)%	14.42%	12.92%	14.24%
Average equity to average assets	8.34%	6.97%	7.23%	7.43%	8.14%	8.52%	8.69%
Average loans to average deposits	89.39%	86.31%	88.32%	79.18%	74.87%	65.28%	73.73%
EXCLUDING DISCONTINUED OPERATIONS(1)(2)
Net income	$6,047	$5,675	$12,539	$9,747	$9,027	$5,326	$5,464
Basic earnings per share	$0.49	$0.45	$1.00	$0.78	$0.75	$0.48	$0.51
Diluted earnings per share	$0.47	$0.44	$0.96	$0.75	$0.71	$0.45	$0.47
Return on average assets	1.14%	1.19%	1.27%	1.06%	1.18%	0.94%	1.12%
Return on average stockholders’ equity	13.69%	17.06%	17.64%	14.33%	14.43%	11.06%	12.91%

(1)	Amounts and ratios exclude the $2.76 million of merger-related charges recorded in 2001 in connection with the merger of Humboldt Bancorp and Tehama Bancorp ($3.53 million before taxes) and, for all periods presented, the results of the discontinued operations of Bancorp Financial Services.

(2)	Amounts and ratios for the six months ended June 30, 2003 exclude the $18.58 million after-tax gain on the sale of the merchant bankcard operation ($29.77 million before taxes). If net income (including the gain on sale) were used, the amounts and ratios for the six months ended June 30, 2003 would be as follows: return on average assets 4.65%; return on average stockholders’ equity 55.73%; net income $24.62 million; basic earnings per share $1.99; diluted earnings per share $1.91.

Selected Consolidated Financial Data of CIB

      The following selected consolidated financial data for CIB have been derived from, and are qualified by reference to, the audited consolidated financial statements and notes thereto contained in or incorporated by reference in CIB’s Annual Reports on Form 10-K for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, and the unaudited consolidated financial statements and notes thereto contained in CIB’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 2003 and March 31 and June 30, 2002, which were filed with the SEC. See “Where You Can Find More Information” on page 92 for information on where these documents are available. You should read this summary financial information together with the financial statements and notes thereto referred to above.

	As of or for the
	Six Months Ended
	June 30,		As of or for the Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(In thousands, except per share data)
OPERATING RESULTS
Interest income	$10,350	$9,948	$20,920	$21,358	$23,126	$22,743	$24,279
Interest expense	2,763	2,338	5,156	7,022	9,470	8,573	8,831

Net interest income	7,587	7,610	15,764	14,336	13,656	14,170	15,448
Provision for loan losses	10	300	550	2,450	200	1,000	2,246
Non-interest income	1,416	1,219	2,729	2,304	2,744	2,564	3,454
Non-interest expense	6,012	6,072	11,934	12,194	11,806	13,273	12,330

Income before income taxes	2,981	2,457	6,009	1,996	4,394	2,461	4,326
Income taxes	1,057	899	2,098	587	1,675	752	1,475

Net income from continuing operations	1,924	1,558	3,911	1,409	2,719	1,709	2,851
Income (loss) on discontinued operations, net of tax	—	—	—	—	—	(992)	158

Net income	$1,924	$1,558	$3,911	$1,409	$2,719	$717	$3,009
BALANCE SHEET DATA AT PERIOD END
Assets	$377,552	$325,400	$367,083	$306,642	$301,447	$300,360	$294,875
Earning assets	$344,788	$297,510	$332,912	$275,577	$268,727	$270,319	$253,611
Loans, net of allowance for loan losses	$199,245	$195,242	$207,896	$186,784	$173,291	$154,550	$174,848
Deposits	$310,710	$271,458	$306,726	$275,576	$267,632	$273,459	$268,442
Stockholders’ equity	$28,014	$28,669	$29,056	$27,455	$25,770	$23,235	$23,801
Common shares outstanding	2,074	2,223	2,153	2,115	2,009	1,905	1,745
AVERAGE BALANCES
Assets	$363,805	$314,634	$330,578	$296,083	$298,273	$294,423	$287,444
Earning assets	$335,064	$288,732	$303,019	$270,048	$271,220	$263,070	$257,865
Loans	$206,214	$191,297	$203,391	$184,397	$169,273	$181,166	$189,892
Deposits	$303,802	$269,070	$278,689	$262,205	$263,294	$264,370	$253,934
Stockholders’ equity	$28,535	$27,937	$28,600	$27,204	$23,938	$23,812	$23,034
Basic shares outstanding	2,130	2,222	2,224	2,216	2,209	2,109	2,041
Diluted shares outstanding	2,207	2,234	2,244	2,258	2,212	2,131	2,157

	As of or for the
	Six Months Ended
	June 30,		As of or for the Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(In thousands, except per share data)
PER SHARE DATA
Net income — basic	$0.90	$0.70	$1.76	$0.64	$1.23	$0.34	$1.47
Net income — diluted	$0.87	$0.70	$1.74	$0.62	$1.23	$0.34	$1.40
Basic earnings — continuing operations	$0.90	$0.70	$1.76	$0.64	$1.23	$0.81	$1.40
Diluted earnings — continuing operations	$0.87	$0.70	$1.74	$0.62	$1.23	$0.80	$1.32
Cash dividends declared	$0.25	$0.21	$0.42	$0.40	$0.38	$0.36	$0.34
Book value	$13.51	$12.90	$13.50	$12.98	$12.83	$12.20	$13.64
PERFORMANCE RATIOS
Return on average assets (based on net income)	1.06%	0.99%	1.18%	0.48%	0.91%	0.24%	0.99%
Return on average stockholders’ equity (based on net income)	13.49%	11.15%	13.67%	5.18%	11.36%	3.01%	12.38%
Average equity to average assets	7.84%	8.88%	8.65%	9.19%	8.03%	8.09%	8.01%
Average loans to average deposits	67.88%	71.10%	72.98%	70.33%	64.29%	68.53%	74.78%
EXCLUDING DISCONTINUED OPERATIONS(1)
Net income	$1,924	$1,558	$3,911	$1,409	$2,719	$1,709	$2,851
Basic earnings per share	$0.90	$0.70	$1.76	$0.64	$1.23	$0.81	$1.40
Diluted earnings per share	$0.87	$0.70	$1.74	$0.62	$1.23	$0.80	$1.32
Return on average assets	1.06%	0.99%	1.18%	0.48%	0.91%	0.58%	0.99%
Return on average stockholders’ equity	13.49%	11.15%	13.67%	5.18%	11.36%	7.18%	12.38%

(1)	Amounts and ratios exclude the discontinued operations of E.P.I. Leasing Company, Inc.

Selected Unaudited Pro Forma Combined Condensed Consolidated Financial Data

      The following selected unaudited pro forma combined condensed consolidated financial data have been derived from, and are qualified by reference to, the audited consolidated financial statements and notes thereto contained in Humboldt’s Annual Report on Form 10-K for the year ended December 31, 2002, CIB’s annual report for the year ended December 31, 2002, which is delivered with this joint proxy statement-prospectus, and the unaudited consolidated financial statements and notes thereto contained in Humboldt’s and CIB’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 30, 2003 and June 30, 2003, which were filed with the SEC. See “Where You Can Find More Information” on page 92 for information on where these documents are available. You should read this summary financial information together with the financial statements and notes thereto referred to above. The pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results. The pro forma financial information also does not attempt to show how the combined company would actually have performed had the companies been combined throughout the periods presented. The actual consolidated financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein.

	Six Months
	Ended	Year Ended
	June 30,	December 31,
	2003	2002

	(In thousands, except
	per share data)
OPERATING RESULTS
Interest income	$40,537	$83,674
Interest expense	9,918	22,350

Net interest income	30,619	61,324
Provision for loan losses	913	3,871
Non-interest income	40,146	28,876
Non-interest expense	28,100	64,511

Income before income taxes	41,752	21,818
Income taxes	15,569	6,092

Net income from continuing operations	$26,183	$15,726
BALANCE SHEET DATA AT PERIOD END
Assets	$1,502,065
Earning assets	$1,297,882
Loans, net of allowance for loan losses	$956,665
Deposits	$1,186,181
Stockholders’ equity	$141,108
Common shares outstanding	14,997
EXCLUDING DISCONTINUED OPERATIONS(1)(2)
Net income	7,608	$15,726
Basic earnings per share	$0.50	$1.01
Diluted earnings per share	$0.48	$0.98
Return on average assets	1.03%	1.15%
Return on average stockholders’ equity	11.14%	13.18%

(1)	Amounts and ratios exclude the results of the discontinued operations of Bancorp Financial Services.

(2)	Amounts and ratios for the six months ended June 30, 2003 exclude the $18.58 million after-tax gain on the sale of the merchant bankcard operation ($29.77 million before taxes).

Comparative Per Share Data

      The following table presents certain historical per share data of Humboldt and CIB and certain unaudited pro forma per share data that reflect the combination of Humboldt and CIB using the purchase method of accounting. This data should be read in conjunction with Humboldt’s and CIB’s audited and unaudited consolidated financial statements and notes thereto that are incorporated by reference in this joint proxy statement-prospectus, and the unaudited pro forma combined condensed consolidated financial information included elsewhere in this joint proxy statement-prospectus. The unaudited pro forma combined per share data do not necessarily indicate the operating results that would have been achieved had the combination of Humboldt and CIB actually occurred at the beginning of the periods presented, nor do they indicate future results of operations or financial position.

	As of and for the Six Months Ended June 30, 2003

			Pro Forma

			Humboldt	CIB
	Humboldt	CIB	and CIB	Equivalent(1)

	(Unaudited)
Net income from continuing operations per common share:
Basic	$1.99	$0.90	$1.71	$3.87
Diluted	$1.91	$0.87	$1.64	$3.72
Dividends declared on common stock	$0.06	$0.25	$0.06	$0.13
Book value per common share	$7.72	$13.51	$9.41	$21.32

	As of and for the Year Ended December 31, 2002

			Pro Forma

			Humboldt	CIB
	Humboldt	CIB	and CIB	Equivalent(1)

			(Unaudited)
Net income from continuing operations per common share:
Basic	$1.00	$1.76	$1.01	$2.29
Diluted	$0.96	$1.74	$0.97	$2.20
Dividends declared on common stock	$0.07	$0.42	$0.07	$0.16
Book value per common share	$6.18	$13.50	$8.11	$18.38

(1)	This calculation assumes that the average price of Humboldt common stock is $16.25, which would result in a holder of CIB common stock who received all consideration in the form of stock receiving shares of Humboldt common stock with a value of $36.82 (valued at the average price) in exchange for a share of CIB common stock. The CIB pro forma equivalent per share amounts are computed by multiplying the pro forma combined per share amounts by an exchange ratio, which in this example is 2.2660, calculated as follows: [($16.25 × 1.3922) + $14.20] ÷ $16.25 = 2.2660. See “The Merger — Consideration to be Received in the Merger” on page 48 for more information.

Market Price Data and Dividend Information

Comparative Market Price Information

      The following table presents trading information for Humboldt common stock and CIB common stock on the Nasdaq National Market System on August 11, 2003. August 11, 2003 was the last trading day prior to the announcement of the signing of the merger agreement. October 17, 2003 was the last practical trading day for which information was available prior to the date of the printing of this joint proxy statement-prospectus.

	Closing Sales Price

			CIB
	Humboldt	CIB	Equivalent

Price per share:
August 11, 2003	$15.90	$28.90	$36.34	(1)
October 17, 2003	$16.25	$36.21	$36.82	(2)

(1)	Calculated assuming the average price of Humboldt common stock is $15.90: ($15.90 × 1.3922) + $14.20 = $36.34.

(2)	Calculated assuming the average price of Humboldt common stock is $16.25: ($16.25 × 1.3922) + $14.20 = $36.82.

You should obtain current market quotations for Humboldt common stock. The market price of Humboldt common stock will probably fluctuate between the date of this document and the date on which the merger is completed and after the merger. Because the market price of Humboldt common stock is subject to fluctuation, the value of the shares of Humboldt common stock that you may receive in the merger may increase or decrease prior to and after the merger.

Historical Market Prices and Dividend Information

      Humboldt. Humboldt common stock is listed on the Nasdaq National Market System under the symbol “HBEK”. The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of Humboldt common stock as reported on the Nasdaq National Market System, and the dividends per share of Humboldt common stock. All data is restated to reflect the 6-for-5 stock split Humboldt issued in August 2002 and the 10% stock dividend Humboldt paid in June 2001.

			Dividends
Quarter Ended	High	Low	Declared

2001:
First quarter	$8.68	$6.42	$—
Second quarter	$7.88	$6.56	$—
Third quarter	$7.71	$6.25	$—
Fourth quarter	$7.42	$5.83	$—
2002:
First quarter	$8.83	$6.54	$—
Second quarter	$14.18	$8.33	$0.021
Third quarter	$15.75	$11.20	$0.025
Fourth quarter	$12.22	$9.23	$0.025
2003:
First quarter	$13.09	$10.14	$0.025
Second quarter	$15.00	$12.72	$0.030
Third quarter	$15.95	$13.13	$0.030
Fourth quarter (through October 17, 2003)	$16.59	$15.35	$—

      The timing and amount of future dividends will depend upon earnings, cash requirements, the financial condition of Humboldt and its subsidiaries, applicable government regulations and other factors deemed relevant by the Humboldt board of directors.

      CIB. CIB common stock is listed on the Nasdaq National Market System under the symbol “CIBN”. The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of CIB common stock as reported on the Nasdaq National Market System, and the dividends per share of CIB common stock. All data is restated to reflect 5% stock dividends CIB paid to shareholders on September 25, 2001 and September 20, 2002.

			Dividends
Quarter Ended	High	Low	Declared

2001:
First quarter	$20.86	$16.33	$0.100
Second quarter	$29.03	$18.20	$0.100
Third quarter	$23.95	$19.96	$0.100
Fourth quarter	$23.81	$20.24	$0.100
2002:
First quarter	$21.57	$17.62	$0.105
Second quarter	$19.75	$15.81	$0.105
Third quarter	$21.70	$17.75	$0.105
Fourth quarter	$25.84	$18.85	$0.105
2003:
First quarter	$27.74	$24.00	$0.125
Second quarter	$29.25	$26.06	$0.125
Third quarter	$35.42	$27.74	$0.125
Fourth quarter (through October 17, 2003)	$36.53	$33.74	$—

RISK FACTORS

      If you are a CIB shareholder, by voting in favor of the merger, you will be choosing to invest in the combined company’s common stock to the extent you receive Humboldt common stock in exchange for your shares of CIB common stock. An investment in the combined company’s common stock involves a degree of risk. In addition to the other information included in this joint proxy statement-prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the matters described below in determining whether to approve the principal terms of the merger.

The merger consideration that is paid in Humboldt common stock can fluctuate based on the price of Humboldt stock.

      The price of Humboldt common stock may vary from the price of Humboldt common stock stated on the date the merger was announced, on the date that this joint proxy statement-prospectus is mailed to Humboldt and CIB shareholders, and on the date of the special meetings of Humboldt and CIB shareholders. Therefore, any change in the price of Humboldt common stock prior to the date the average price is determined may affect the amount of cash or number of shares of Humboldt common stock that you will receive upon completion of the merger. In addition, any change in the price of Humboldt common stock after the date the average price is determined will affect the value of the consideration you receive if you receive any consideration in the form of Humboldt common stock. Thus, at the time of the special shareholders meetings, you may not know the exact value of the merger consideration to be paid to CIB shareholders. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, regulatory considerations and completion of the merger. Many of these factors are beyond our control. We urge you to obtain current market quotations for Humboldt common stock.

You may not receive the form of merger consideration that you elect.

      Because Humboldt will pay no more than a set amount of cash in exchange for CIB shares as part of the total consideration for the merger and issue no more than a set number of shares of Humboldt common stock in exchange for CIB shares as part of the total consideration for the merger, if elections are made by CIB shareholders that would result in CIB shareholders as a group receiving more cash for their shares than that set amount of cash or more shares than that set amount of shares, shareholders may have the consideration in the form they elected reduced by a pro rata amount and will receive a portion of their consideration in a form not elected. Accordingly, there is a risk that you will receive a portion of the merger consideration in a form that you did not elect, which could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected, including with respect to the recognition of taxable gain to the extent cash is received. See “The Merger — Material United States Federal Income Tax Considerations of the Merger”.

If we are unable to integrate our operations successfully, our business and earnings may be negatively affected.

      The merger involves the integration of companies that have previously operated independently and no assurance can be given that we will be able to integrate our operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of our respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. Successful integration of CIB’s operations will depend primarily on Humboldt’s ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. Estimated cost savings and revenue enhancements are projected to come from various areas that management has identified through the due diligence and integration planning process. The elimination and consolidation of duplicate tasks are projected to result in significant annual cost savings. If we have difficulties with the integration, we might not achieve the economic benefits we expect to result from the merger, and this would likely hurt our business and our earnings. In addition, Humboldt may experience greater than expected costs or difficulties relating to the integration of the business of CIB, and/or may not realize expected cost savings from the merger within the expected time frame.

Shares eligible for future sale could have a dilutive effect.

      Shares of Humboldt common stock eligible for future sale, including those that will be issued in the acquisition of CIB could have a dilutive effect on the market for Humboldt common stock and could adversely affect market prices.

      As of October 20, 2003, there were 100,000,000 shares of Humboldt common stock authorized, of which approximately 12,143,684 shares were outstanding. An estimated maximum of 3,382,057 additional shares will be issued to CIB shareholders in the merger.

The sale of our proprietary merchant bankcard operation will reduce net income in the short-term and strategic initiatives to replace the lost income may be inadequate.

      The sale of the proprietary merchant bankcard business, which was completed on March 13, 2003, will result in a decrease in net income of approximately $4 million annually on a pre-tax basis. Humboldt has identified several key initiatives, including residential mortgage lending and new service charge structures that are expected to provide for a replacement of the lost revenue over a period of 12 to 24 months. There is no assurance that these initiatives will, individually or collectively, provide for the replacement of the lost revenue within the expected time horizon.

Changes in the method of accounting for stock options will reduce our net income and earnings per share.

      In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation, an Amendment of SFAS No. 123 in an effort to encourage the recognition of compensation expense for the issuance of stock options. Humboldt adopted SFAS No. 148 effective January 1, 2003 using the prospective application method. Under this method, the compensation expense and related tax benefit associated with stock option grants issued on or after January 1, 2003 will be recognized in the income statement. The unvested portion of stock option grants issued before January 1, 2003 will continue to be accounted for under APB No. 25. SFAS No. 148 also requires new pro forma disclosures regarding the cost of stock options not accounted for under APB No. 25.

      The adoption of SFAS No. 148 will reduce Humboldt’s net income and earnings per share. The future amount of this reduction is dependent upon a number of factors, including the number of options granted and certain variables used in determining the “fair value” of each option granted under the “Black-Scholes” model. These variables include the volatility of Humboldt’s stock price, Humboldt’s dividend yield, market interest rates and the expected life of the options. The actual compensation ultimately realized by option holders is determined at the time of exercise based on the differential between the option exercise price and the current market value of Humboldt stock.

      The historical cost of options granted, although not recognized in our income statement for the year ending December 31, 2002, is presented in Note 1 of the Notes to the Consolidated Financial Statements incorporated by reference in this document and is calculated in the same manner as if such expense were recognized in the income statement in accordance with SFAS No. 148.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This joint proxy statement-prospectus contains and incorporates by reference forward-looking statements about Humboldt’s financial condition, results of operations and business and about the financial conditions, results of operations and businesses of CIB. These statements may include statements regarding projected performance of Humboldt and CIB for the period following the completion of the merger. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “will,” “plans” or similar words or expressions. These forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, those identified under “Risk Factors” above as well as the following:

•	combining our business with CIB may cost more than we expect;

•	the timing of the completion of the proposed acquisition of CIB may be delayed or prohibited;

•	there may be increases in competitive pressure among financial institutions;

•	general economic conditions, either nationally or locally in areas in which Humboldt and CIB conduct or will conduct combined operations, or conditions in securities markets may be less favorable than we currently anticipate;

•	expected cost savings from the acquisition of CIB may not be fully realized or realized within the expected time frame;

•	our revenues after the acquisition of CIB may be lower than we expect;

•	we may lose more business or customers after our proposed acquisitions than we expect, or our operating costs may be higher than we expect;

•	changes in the interest rate environment may reduce interest margins; or

•	legislation or regulatory changes may adversely affect our ability to conduct our business.

      Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this joint proxy statement-prospectus. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of Humboldt following this offering may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Accordingly, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

      All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this joint proxy statement-prospectus or to reflect the occurrence of unanticipated events.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

      The following tables present financial data at and for the six months ended June 30, 2003 and for the year ended December 31, 2002 for Humboldt after giving effect to the completion of the proposed acquisition of CIB.

      The pro forma financial data gives effect to the acquisition under the purchase accounting method in accordance with accounting principles generally accepted in the United States of America. The unaudited pro forma combined condensed consolidated financial statements combine the historical condensed consolidated financial statements of Humboldt and CIB giving effect to the acquisition of CIB as if it had been effective on June 30, 2003 with respect to the applicable unaudited pro forma combined condensed consolidated balance sheet, and as of the beginning of the periods indicated with respect to the unaudited pro forma combined condensed consolidated statements of income.

      The information for the year ended December 31, 2002 is derived from:

•	Humboldt’s audited consolidated financial statements, including the related notes, incorporated by reference in this joint proxy statement-prospectus; and

•	CIB’s audited consolidated financial statements, including the related notes, incorporated by reference in this joint proxy statement-prospectus.

You should read Humboldt’s unaudited pro forma combined condensed consolidated statement of income for the year ended December 31, 2002 in conjunction with the historical financial statements, and related notes thereto, described above, which have been incorporated by reference into this joint proxy statement-prospectus.

      The information as of and for the six months ended June 30, 2003 is derived from:

•	Humboldt’s unaudited condensed consolidated financial statements, including the related notes, as of and for the quarterly periods ended March 31, 2003 and June 30, 2003, incorporated by reference in this joint proxy statement-prospectus; and

•	CIB’s unaudited financial statements, including the related notes, as of and for the quarterly periods ended March 31, 2003 and June 30, 2003, incorporated by reference in this joint proxy statement-prospectus.

You should read Humboldt’s unaudited pro forma combined condensed consolidated financial statements as of and for the six months ended June 30, 2003 in conjunction with the historical unaudited financial statements, and related notes thereto, described above, which have been incorporated by reference into this joint proxy statement-prospectus.

      Humboldt expects to incur reorganization and restructuring expenses as a result of the proposed acquisition. The effect of the estimated merger and reorganization costs expected to be incurred in connection with the proposed acquisition has been reflected in the unaudited pro forma combined condensed consolidated balance sheet. Humboldt also anticipates that the acquisition will provide the combined company with certain future financial benefits that include reduced operating expenses and opportunities to earn more revenue. However, Humboldt does not reflect any of these anticipated cost savings or benefits in the pro forma financial information. Therefore, the pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results. The pro forma financial information also does not attempt to show how the combined company would actually have performed had the companies been combined throughout the periods presented. Humboldt has included in the pro forma financial statements all the adjustments necessary for a fair statement of results of the historical periods.

      Given the information regarding the proposed acquisition, the actual consolidated financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein because, among other reasons:

•	assumptions used in preparing the pro forma financial data may be revised in the future due to changes in values of assets or liabilities, including finalization of the calculation of a core deposit intangible, and changes in operating results between the dates of the unaudited pro forma financial data and the date on which the acquisition takes place; and

•	adjustments may need to be made to the unaudited historical financial data upon which such pro forma data are based.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET

As of June 30, 2003

		California
	Humboldt	Independent	Pro Forma		Pro Forma
	Bancorp	Bancorp	Adjustments		Combined

	(Dollars in thousands)
ASSETS
Cash and due from banks	$65,445	$15,486	$(5,646	)(a)	$75,285
Federal funds sold and interest bearing deposits with banks	112	—	—		112
Investment securities available-for-sale, at fair value	184,869	137,140	—		322,009
Investment securities held to maturity (fair value $2,500)	—	2,440	60	(b)	2,500

Total investment securities	184,869	139,580	60		324,509
Loans	765,317	205,208	2,736	(b)	973,261
Less: allowance for loan losses	12,133	5,963	(1,500	)(b)	16,596

Net loans	753,184	199,245	4,236		956,665
Premises and equipment, net	19,240	6,550	2,173	(b)	27,963
Goodwill and intangible assets	5,969	—	54,173	(c)	60,142
Accrued interest receivable and other assets	40,698	16,691	26	(d)	57,415

Total assets	$1,069,517	$377,552	$55,022		$1,502,091

LIABILITIES
Deposits
Noninterest-bearing	$235,659	$70,943	$—		$306,602
Interest-bearing	636,275	239,767	3,537	(b)	879,579

Total deposits	871,934	310,710	3,537		1,186,181
Accrued interest payable and other liabilities	22,028	6,378	3,125	(e)	31,531
Borrowed funds	61,972	22,450	1,699	(b)	86,121
Guaranteed Preferred Beneficial Interests in Company’s Junior Subordinated Debentures (Trust Preferred Securities)	20,150	10,000	27,000	(f)	57,150

Total liabilities	976,084	349,538	35,361		1,360,983
STOCKHOLDERS’ EQUITY
Preferred stock	—	—	—		—
Common stock	58,092	20,325	27,430	(g)	105,847
Retained earnings	32,031	6,978	(6,978	)(h)	32,031
Debt guarantee of ESOP	—	(80)	—		(80)
Accumulated other comprehensive income	3,310	791	(791	)(h)	3,310

Total stockholders’ equity	93,433	28,014	19,661		141,108

Total liabilities and stockholders’ equity	$1,069,517	$377,552	$55,022		$1,502,091

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF INCOME

For the Six Months Ended June 30, 2003

		California
	Humboldt	Independent	Pro Forma		Pro Forma
	Bancorp	Bancorp	Adjustments		Combined

	(In thousands, except per share data)
Interest Income:
Interest and fees on loans	$27,239	$7,841	$(441	)(i)	$34,639
Interest and dividends on investment securities
Taxable	2,941	2,365	(340	)(i)	4,966
Exempt from Federal income tax	715	44	(16	)(i)	743
Other interest income	89	100	—		189

Total interest income	30,984	10,350	(797)		40,537
Interest Expense:
Interest on deposits	5,414	2,188	(927	)(i)	6,675
Interest on borrowed funds and other	1,963	575	705	(j)	3,243

Total interest expense	7,377	2,763	(222)		9,918

Net interest income	23,607	7,587	(575)		30,619
Provision for loan losses	903	10	—		913

Net interest income after provision for loan losses	22,704	7,577	(575)		29,706
Non-interest Income:
Fees and other income	6,349	712	—		7,061
Service charges on deposit accounts	1,411	704	—		2,115
Net gain on sale of loans	1,202	—	—		1,202
Gain on sale of merchant processing unit	29,768	—	—		29,768

Total non-interest income	38,730	1,416	—		40,146
Non-interest Expense:
Salaries and employee benefits	12,429	3,393	—		15,822
Net occupancy and equipment expense	2,917	1,061	(318	)(i)	3,660
Other expenses	6,732	1,558	328	(k)	8,618

Total non-interest expense	22,078	6,012	(10)		28,100

Income before income taxes	39,356	2,981	(585)		41,752
Provision for income taxes	14,734	1,057	(222	)(l)	15,569

Net income	$24,622	$1,924	$(363)		$26,183

Earnings per common share:
Basic	$1.99	$0.90			$1.71
Diluted	1.91	0.87			1.64
Average common shares outstanding:
Basic	12,382	2,130
Diluted	12,890	2,207

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2002

		California
	Humboldt	Independent	Pro Forma		Pro Forma
	Bancorp	Bancorp	Adjustments		Combined

	(In thousands, except per share data)
Interest Income:
Interest and fees on loans	$56,010	$15,754	$(881	)(i)	$70,883
Interest and dividends on investment securities
Taxable	6,652	5,022	(679	)(i)	10,995
Exempt from Federal income tax	1,425	66	(31	)(i)	1,460
Other interest income	258	78	—		336

Total interest income	64,345	20,920	(1,591)		83,674
Interest Expense:
Interest on deposits	13,632	4,450	(1,853	)(i)	16,229
Interest on borrowed funds and other	4,005	706	1,410	(j)	6,121

Total interest expense	17,637	5,156	(443)		22,350

Net interest income	46,708	15,764	(1,148)		61,324
Provision for loan losses	3,321	550	—		3,871

Net interest income after provision for loan losses	43,387	15,214	(1,148)		57,453
Non-interest Income:
Fees and other income	20,058	1,458	—		21,516
Service charges on deposit accounts	3,030	1,271	—		4,301
Net gain on sale of loans	2,172	—	—		2,172
Net gain on sale of investment securities	887	—	—		887

Total non-interest income	26,147	2,729	—		28,876
Non-interest Expense:
Salaries and employee benefits	25,247	6,664	—		31,911
Net occupancy and equipment expense	6,492	2,081	(636	)(i)	7,937
Other expenses	20,819	3,189	655	(k)	24,663

Total non-interest expense	52,558	11,934	19		64,511

Income before income taxes	16,976	6,009	(1,167)		21,818
Provision for income taxes	4,437	2,098	(443	)(l)	6,092

Net income from continuing operations	12,539	3,911	(724)		15,726
Discontinued operations:
(Loss) on wind-down of discontinued operations, net of tax	(276)	—	—		(276)

Net income	$12,263	$3,911	$(724)		$15,450

Earnings (loss) per common share — basic:
Continuing operations	$1.00	$1.76			$1.01
Discontinued operations:	(0.02)	—			(0.02)

Net Income	$0.98	$1.76			$0.99

Earnings per common share — diluted:
Continuing operations	$0.96	$1.74			$0.97
Discontinued operations:	(0.02)	—			(0.01)

Net Income	$0.94	$1.74			$0.96

Average common shares outstanding:
Basic	12,503	2,224
Diluted	13,049	2,244

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED FINANCIAL INFORMATION

Note 1 — Basis of Presentation

      The unaudited pro forma combined condensed consolidated statements of income for the six months ended June 30, 2003 and for the year ended December 31, 2002 are presented as if the merger had occurred at the beginning of the respective periods. The unaudited pro forma combined condensed consolidated balance sheet as of June 30, 2003 is presented as if the merger had occurred as of that date. This information is not intended to reflect the actual results that would have been achieved had the mergers actually occurred on those dates.

Note 2 — Merger-Related Costs to Be Incurred by Humboldt Bancorp

      The table below reflects Humboldt’s current estimate, for pro forma presentation purposes, of the merger-related costs expected to be incurred:

Employee severance costs	$1,340
Investment banking and other professional fees	680
Other costs	80

Total merger costs	$2,100
Less estimated tax benefit	(575)

Merger-related costs after tax	$1,525

      These costs do not include estimated merger-related costs of $744,000 (net of estimated tax benefit of $281,000) incurred or to be incurred by CIB.

      Humboldt’s cost estimates are forward-looking. While the costs represent Humboldt’s current estimate of merger costs that will be incurred, the type and amount of actual costs could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs. For additional factors that may cause actual results to differ, see “Cautionary Statement Regarding Forward-Looking Statements” on page 26.

Note 3 — Pro Forma Adjustments

      Summarized below are the pro forma adjustments necessary to reflect the merger based on the purchase method of accounting:

(a) Net proceeds from issuance of trust preferred securities ($26.2 million), less $31.8 million payment to CIB shareholders.

(b) Adjustments to reflect the fair value of the assets and liabilities of CIB. CIB’s allowance for loan losses is being adjusted to conform to Humboldt’s allowance for loan loss methodology.

(c) New goodwill of $49.6 million and new core deposit intangible of $4.6 million, resulting from the application of the purchase method of accounting.

(d) Trust preferred issuance costs of $0.8 million, and deferred tax assets of $0.8 million related to merger-related costs expected to be incurred less $1.6 million related to the adjustment in the fair value of CIB assets acquired and liabilities assumed in the merger.

(e) Merger-related cost accrual of $3.1 million (before taxes).

(f) Issuance of $27.0 million of trust preferred securities.

(g) Issuance of Humboldt common stock to CIB shareholders, less the elimination of CIB common stock.

(h) Elimination of CIB retained earnings and unrealized net gains on securities available for sale.

(i) Amortization or accretion of adjustments made to assets acquired and liabilities assumed to reflect fair value at the acquisition date.

(j) Interest expense on trust preferred securities of $1.8 million per year (assumed interest rate of 6.75%), less accretion of fair value adjustment on borrowings of $0.4 million for the first year.

(k) Amortization expense related to the estimated core deposit intangible asset. The core deposit intangible will be amortized on a straight-line basis over its estimated useful life of 7 years.

(l) The provision for income taxes related to pro forma adjustments is computed using a combined federal and state tax rate of 38%.

THE SPECIAL MEETING OF HUMBOLDT BANCORP SHAREHOLDERS

Introduction

      This joint proxy statement-prospectus constitutes the proxy statement of Humboldt Bancorp for use at the special meeting of Humboldt’s shareholders to be held on Monday, December 15, 2003, at Humboldt Bank Plaza, 2440 Sixth Street, Eureka, California 95501 at 4:00 p.m., and any adjournments thereof.

      This joint proxy statement is first being mailed to shareholders of Humboldt on or about October 24, 2003.

Purpose of the Meeting

      At the special meeting, the shareholders of Humboldt will consider and vote upon (i) a proposal to approve the principal terms of the merger contemplated by the Agreement and Plan of Merger dated as of August 11, 2003, which is included in this joint proxy statement as Appendix A, under the terms of which CIB would merge with and into Humboldt, and (ii) a proposal to amend the Amended and Restated Humboldt Bancorp and Subsidiaries 2001 Equity Incentive Plan.

Merger Proposal

      Pursuant to the merger agreement, CIB, a California corporation, will be merged with and into Humboldt, a California corporation, and all of the outstanding shares of CIB common stock will be automatically cancelled in the merger transaction. In addition, we anticipate that Feather River State Bank, a wholly owned subsidiary of CIB, will subsequently merge with and into Humboldt Bank, a wholly owned subsidiary of Humboldt, and be operated as a division of Humboldt Bank.

      Upon consummation of the merger, CIB will cease to exist and Humboldt will continue as the surviving corporation. All information contained in this joint proxy statement with respect to Humboldt has been supplied by Humboldt. All information contained in this joint proxy statement with respect to CIB has been supplied by management or authorized representatives of CIB.

Proposal to Amend the Amended and Restated Humboldt Bancorp and Subsidiaries 2001 Equity Incentive Plan

      At the special meeting, the shareholders of Humboldt will also consider and vote upon a proposal to amend the Amended and Restated Humboldt Bancorp and Subsidiaries 2001 Equity Incentive Plan.

      Humboldt’s 2001 equity incentive plan currently provides that incentive stock options may be granted only to key employees and that certain other awards may be granted only to key employees and directors. Humboldt’s board has approved an amendment, which is subject to shareholder approval, to the plan that would make all employees, officers and directors eligible to receive awards under the plan. Humboldt’s board believes that expansion of the plan to cover all employees will allow Humboldt to use awards to attract, retain and motivate employees at all levels who are important to Humboldt’s success or the success of a Humboldt subsidiary.

      If adopted, the amendment would change the definition of “Eligible Person” in Section 26.9 of the plan to read as follows:

“Eligible Person” means, in the case of the grant of an Incentive Stock Option, all employees of Bancorp or a Subsidiary, and in the case of a Non-qualified Stock Option, Restricted Stock, Stock Appreciation Right and Stock Bonus, all employees, officers or directors of Bancorp or a Subsidiary.

      This amendment would become effective upon shareholder approval. The Humboldt board of directors unanimously recommends that you vote “FOR” the proposal to amend Humboldt’s 2001 equity incentive plan.

      In addition, the Board adopted two other amendments to Humboldt’s 2001 equity incentive plan, neither of which requires the approval of Humboldt’s shareholders. Humboldt’s board has approved (i) an amendment to replace the defined term “Outside Director” with “Non-Employee Director”, which is defined pursuant to Rule 16b-3(b)(3)(i) of the Exchange Act and (ii) an amendment to limit the exercise period of an option to one year from termination of employment as a result of disability. The amendments were implemented immediately upon approval of the Humboldt board.

Record Date and Outstanding Shares

      The close of business on October 20, 2003 was the record date for determining Humboldt shareholders entitled to receive notice of and to vote at the special meeting. On the record date, there were 12,143,684 shares of Humboldt common stock outstanding held by approximately 1,380 holders of record.

Voting and Vote Required

      Each holder of Humboldt common stock is entitled to one vote for each share of Humboldt common stock in that holder’s name on Humboldt’s books as of the record date on any matter submitted to the vote of the Humboldt shareholders at the special meeting. The approval of the principal terms of the merger will require the affirmative vote, in person or by proxy, of a majority of the outstanding shares of Humboldt common stock. The approval of Humboldt’s proposal to amend the Amended and Restated Humboldt Bancorp and Subsidiaries 2001 Equity Incentive Plan will require the affirmative vote, in person or by proxy, of a majority of the Humboldt shares represented and voting at the meeting.

Participants in the Humboldt Bancorp 401(k) and Stock Bonus Plan

      If you are a participant in the Humboldt Plan, you will receive with this joint proxy statement-prospectus separate voting instruction cards for shares of Humboldt common stock allocated to your account as a participant or beneficiary under the Humboldt Plan. The trustee will vote shares in accordance with the instructions noted on the card. An Independent Agent has been especially designated to direct the Humboldt Trustee as to how to vote the shares of Humboldt common stock in the Humboldt Plan. As the Independent Agent, Illinois Stock Transfer Company will collect and tabulate all the voting instruction cards and direct the Humboldt Trustee how to vote the shares allocated to your account in accordance with your instructions. As indicated in the instructions that will accompany the voting instruction card, Humboldt Plan participants should return their cards to:

Independent Agent

Illinois Stock Transfer Company

209 W. Jackson Boulevard, Suite 903

Chicago, Illinois 60606-6905

      In order to permit sufficient time to tabulate voting instruction cards, a participants’ instructions must be received no later than December 6, 2003. Any voting instructions given by a plan participant may be revoked at any time prior to the deadline described above by doing either of the following:

•	Delivering a written notice bearing a date later than the date of the first voting instruction card to the Independent Agent; or

•	Signing and delivering a voting instruction card relating to the same shares and bearing a later date than the date of the previous voting instruction card.

      In either case, delivery must occur no later than December 6, 2003. Shares of Humboldt common stock in participants’ accounts for which voting instructions have not been received or properly completed will be voted by the Humboldt Plan Trustee at the Independent Agent’s direction in the same proportion as those shares of Humboldt common stock for which properly completed voting instructions have been received.

Quorum and Adjournments

      Shares of Humboldt common stock that are not represented in person or by proxy at the special meeting shall not be counted in determining whether a quorum is present and will not be deemed present at the special meeting. Proxies submitted by any shareholder that are unmarked as to any matter will be voted in favor of the merger and in favor of the amendment to Humboldt’s equity incentive plan in accordance with the recommendation of the board of directors of Humboldt.

      Abstentions and broker non-votes will be counted solely for the purpose of determining whether a quorum is present but will not be counted as a vote “FOR” or “AGAINST” any of the proposals. Consequently, abstentions and broker non-votes will have the same effect as a vote “AGAINST” approval of the merger proposal and against the proposal to amend Humboldt’s equity incentive plan. The term “broker non-votes” refers to shares held by a broker in street name that are present by proxy but are not voted on the matter pursuant to rules prohibiting brokers from voting on non-routine matters without instructions from the beneficial owners.

      The Humboldt special meeting may be adjourned, whether or not a quorum is present, by the vote of the holders of a majority of the shares represented at the Humboldt special meeting in person or by proxy. Notice of the adjournment of a meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken; provided, that if the adjournment is for more than 45 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting must be given to each shareholder of record entitled to vote at the meeting. At an adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Revocation of Proxies

      Any proxy in the form enclosed for Humboldt shareholders that is properly completed and returned in time for voting with a choice specified thereon will be voted in accordance with that specification.

      Humboldt shareholders may revoke a proxy at any time by (i) sending written notice of revocation to the Secretary of Humboldt prior to the special meeting; (ii) executing and delivering a proxy for the special meeting bearing a later date; or (iii) attending the special meeting and voting in person.

      Proxies which do not provide the proxyholders with direction in voting on the merger or the amendment to Humboldt’s 2001 equity incentive plan will be voted in favor of the merger or the amendment to Humboldt’s 2001 equity incentive plan, in accordance with the recommendation of the board of directors of Humboldt, and Humboldt shareholders who have provided such proxies with respect to the merger proposal will not be eligible to assert their dissenters’ rights.

Proxy Solicitation

      The accompanying proxy is being solicited by the boards of directors of CIB and Humboldt. CIB will bear the cost of solicitation of proxies from holders of CIB shares. Humboldt will bear the cost of solicitation of proxies from holders of Humboldt shares. In addition to the solicitation of proxies by mail, certain officers, directors and employees of CIB or Humboldt, without extra remuneration, may also solicit proxies in person, by telephone, facsimile or otherwise. Humboldt will pay printing, postage and mailing costs for preparation and mailing of the joint proxy statement. All other costs, including legal and accounting fees, shall be borne by the party incurring such costs.

Outstanding Voting Securities

      Humboldt has only one class of voting securities outstanding, Humboldt common stock. Shareholders of record entitled to notice of and to vote at the special meeting have been determined as of the record date, October 20, 2003, and, as of such date, 12,143,684 shares of Humboldt common stock were outstanding, all of which are entitled to vote at the special meeting.

      The following table sets forth certain information regarding the beneficial ownership of Humboldt common stock, as of September 30, 2003, by: (i) each Humboldt director; (ii) certain executive officers; and (iii) all Humboldt directors and executive officers as a group. As of September 30, 2003, Humboldt was not aware of any shareholders who own 5% or more of its common stock.

	Amount and Nature of
	Beneficial Ownership of	Number of	Percentage
Name of Beneficial Owner	Humboldt Common Stock(1)	Options Held	of Class

Directors
Ronald F. Angell	145,067	43,373	1.28%
Richard Claussen	28,196	13,866	0.25%
Robert M. Daugherty	140,000	80,000	1.24%
Gary L. Evans	149,117	62,571	1.32%
Garry D. Fish	67,844	12,785	0.60%
Gary C. Katz	117,039	2,578	1.04%
John W. Koeberer	79,615	12,888	0.71%
Theodore S. Mason	189,801	129,177	1.67%
Steven R. Mills	2,300	—	0.02%
Kelvin H. Moss	55,594	14,599	0.49%
Gary L. Napier	89,196	5,156	0.79%
Tom Weborg	31,554	8,227	0.28%
John R. Winzler	212,395	54,374	1.88%

Executive Officers
Patrick J. Rusnak	23,717	17,280	0.21%
Mark P. Wardlow	19,999	19,999	0.18%
Mark A. Francis	29,954	23,197	0.27%
Gene F. Marcucci Bell	16,666	16,666	0.15%

All Directors and Executive Officers	1,398,054	516,736	12.38%

(1)	Includes options exercisable within 60 days of September 30, 2003. The number of options included is set forth in the column entitled “Number of Options Held”.

THE SPECIAL MEETING OF CALIFORNIA INDEPENDENT BANCORP SHAREHOLDERS

Introduction

      This joint proxy statement-prospectus constitutes the proxy statement of California Independent Bancorp, or CIB, for use at the special meeting of CIB’s shareholders to be held on Monday, December 15, 2003, at Feather River State Bank’s Colusa Avenue branch, 777 Colusa Avenue, Yuba City, California 95991, at 6:00 p.m., and any adjournments thereof.

      This joint proxy statement is first being mailed to shareholders of CIB on or about October 24, 2003.

Purpose of the Meeting

      At the special meeting, the shareholders of CIB will consider and vote upon (i) a proposal to approve the principal terms of the merger contemplated by the Agreement and Plan of Merger dated as of August 11, 2003, which is included in this joint proxy statement as Appendix A, under the terms of which CIB would merge with and into Humboldt, and (ii) a proposal to amend the CIB 1989 Amended and Restated Stock Option Plan, or the 1989 Plan, and the CIB 1996 Stock Option Plan, or the 1996 Plan.

Merger Proposal

      Pursuant to the merger agreement, CIB, a California corporation, will be merged with and into Humboldt, a California corporation, and all of the outstanding shares of CIB common stock will be automatically cancelled in the merger transaction. In addition, we anticipate that Feather River State Bank, a wholly owned subsidiary of CIB, will subsequently merge with and into Humboldt Bank, a wholly owned subsidiary of Humboldt, and be operated as a division of Humboldt Bank.

      Upon consummation of the merger, CIB will cease to exist and Humboldt will continue as the surviving corporation. All information contained in this joint proxy statement with respect to CIB has been supplied by CIB. All information contained in this joint proxy statement with respect to Humboldt has been supplied by management or authorized representatives of Humboldt.

Proposal to Amend CIB’s 1989 Amended and Restated Stock Option Plan and 1996 Stock Option Plan

      On June 13, 1995, CIB adopted the 1989 Plan, which set aside 519,759 shares of no par value common stock of CIB for which options could be granted to key, full-time salaried employees and officers of CIB and Feather River State Bank, as well as non-employee directors of CIB and Feather River State Bank. The ability to grant additional options under the 1989 Plan expired in 1999.

      On April 9, 1996, CIB adopted the 1996 Plan, which sets aside 199,797 shares of no par value common stock of CIB for which options may be granted to key, full-time salaried employees and officers of CIB and its subsidiaries, as well as non-employee directors of CIB and its subsidiaries.

      Pursuant to the 1989 Plan and 1996 Plan, in the event of a sale, dissolution or liquidation of CIB or a merger or consolidation in which CIB is not the surviving or resulting corporation, CIB’s Compensation Committee has the power to cause the termination of every option outstanding thereunder. Although not specifically stated under the 1989 Plan and 1996 Plan, it was always the Compensation Committee’s intent that, in the event of a sale, dissolution or liquidation of CIB or a merger or consolidation in which CIB is not the surviving or resulting corporation, options under the plans would be permitted, at the Compensation Committee’s discretion, to be terminated and settled for cash.

      Subject to shareholder approval, the Compensation Committee and the Board of Directors have approved amendments to the 1989 Plan and 1996 Plan to specifically provide that in the event of a sale, dissolution or liquidation of CIB or a merger or consolidation in which CIB is not the surviving or resulting corporation, option holders may receive cash in the amount of the positive difference between the price received per share in such sale, dissolution, liquidation, merger or consolidation and the exercise price. These amendments set forth specifically the Compensation Committee’s intent and are consistent with the treatment of options in such events under CIB’s 2000 Equity Incentive Plan.

      Reasons for the amendments. As discussed in this proxy statement-prospectus, CIB has entered into an agreement and plan of merger pursuant to which CIB will merge with and into Humboldt. Under the current terms of the 1989 Plan and 1996 Plan, in the event of a sale, dissolution or liquidation of CIB or a merger or consolidation in which CIB is not the surviving or resulting corporation, CIB’s Compensation Committee has the power to cause the termination of every option outstanding thereunder to the extent that such options have not been assumed by the surviving or resulting corporation in the event of a merger of consolidation. It was always the Compensation Committee’s intent that outstanding options not assumed by the surviving or resulting corporation in the event of a merger or consolidation would be permitted, at the Compensation Committee’s discretion, to be terminated and settled for cash. This intent is consistent with CIB’s 2000 Equity Incentive Plan.

      Despite the intent of the Compensation Committee to permit options under the 1989 and 1996 Plans to be settled for cash in the event of a sale, dissolution or liquidation of CIB or a merger or consolidation in which CIB is not the surviving or resulting corporation, the language of the 1989 and 1996 Plans lacks the specificity required by Nasdaq rules. Therefore, CIB is seeking to amend the 1989 Plan and 1996 Plan to specifically provide for the payment of cash if provided for under the sale, dissolution, liquidation, merger or consolidation agreement.

      If the amendments were adopted, the second paragraph of Section 6 of the 1989 Plan and the second paragraph of Section 6 of the 1996 Plan would each be amended to read as follows:

“In the event of sale, dissolution or liquidation of the Company or a merger or consolidation in which the Company is not the surviving or resulting corporation, the Committee shall have the power to cause the termination of every option outstanding hereunder. Such termination will occur under terms and conditions as determined by the Committee and may provide for a cash settlement equal to the positive difference between the amount to be received or paid for one share pursuant to such sale, dissolution or liquidation or pursuant to such merger or consolidation agreement and the exercise price. Further, subject to terms and conditions as determined by the Committee, the surviving or resulting corporation may, in its absolute discretion, tender an option or options to purchase its shares on its terms and conditions, both as to the number of shares and otherwise; provided, however, that in all events the Optionee shall have the right immediately prior to such sale, dissolution, liquidation, or merger or consolidation in which the Company is not the surviving or resulting corporation to notification thereof as soon as practicable and, thereafter, to exercise the Optionee’s option to purchase Shares. This right of exercise shall be conditioned upon the execution of a final plan of dissolution or liquidation or a definitive agreement of merger or consolidation.”

      If the shareholders approve the amendments, they will be implemented immediately. The CIB board of directors unanimously recommends that you vote “FOR” the proposal to amend the 1989 Plan and the 1996 Plan.

Record Date and Outstanding Shares

      The close of business on October 20, 2003 was the record date for determining CIB shareholders entitled to receive notice of and to vote at the special meeting. On the record date, there were 2,075,199 shares of CIB common stock outstanding held by approximately 1,808 holders of record.

Voting and Vote Required

      Each holder of CIB common stock is entitled to one vote for each share of CIB common stock in that holder’s name on CIB’s books as of the record date on any matter submitted to the vote of the CIB shareholders at the special meeting. The approval of the principal terms of the merger will require the affirmative vote, in person or by proxy, of a majority of the outstanding shares of CIB common stock. The approval of CIB’s proposal to amend the 1989 Plan and the 1996 Plan will require the affirmative vote, in person or by proxy, of a majority of the CIB shares represented and voting at the meeting.

Participants in CIB’s Employee Stock Ownership Plan and 401(k) Retirement Savings Plan

      If you are a participant in the CIB ESOP or the CIB 401(k) Plan, you will receive with this joint proxy statement-prospectus separate voting instruction cards for shares of CIB common stock allocated to your account as a participant or beneficiary under the CIB ESOP or CIB 401(k) Plan. The voting instruction cards will appoint the trustee of each plan to vote shares in accordance with the instructions noted on the card.

      As indicated in the instructions that accompany the voting instruction card, CIB ESOP participants should return their cards to:

California Independent Bancorp
c/o BSI
12121 Wilshire Blvd., Suite 555
Los Angeles, CA 90025
Attn: CIB ESOP Trustee

      CIB 401(k) Plan participants should return their cards to:

California Independent Bancorp
1227 Bridge St., Suite C
Yuba City, CA 95991
Attn: 401(k) Plan Trustee

      In order to permit sufficient time to tabulate voting instruction cards, a participant’s instructions must be received no later than December 5, 2003.

      Any voting instructions given by a plan participant may be revoked at any time prior to the deadline described above by doing any of the following:

•	delivering a written notice bearing a date later than the date of the first voting instruction card to the CIB ESOP trustee or CIB 401(k) Plan Trustee; or

•	signing and delivering a voting instruction card relating to the same shares and bearing a later date than the date of the previous voting instruction card.

      In either case, delivery must occur no later than December 5, 2003.

      Allocated shares of CIB common stock held in the CIB ESOP for which voting instructions have not been received or properly completed shall not be voted by the CIB ESOP trustee. Unallocated shares of CIB common stock held in the CIB ESOP will be voted by the CIB ESOP Trustee in the same proportion as those shares of CIB common stock for which the CIB ESOP Trustee has received properly completed instructions. Shares of CIB common stock held in participants’ accounts under the CIB 401(k) Plan for which voting instructions have not been received or properly completed shall be voted by the CIB 401(k) Plan Trustee in the same proportion as those shares of CIB common stock for which the CIB 401(k) Plan Trustee has received proper direction.

      CIB ESOP and 401(k) Plan participants will also receive an election form as to the consideration to be received in the merger. Those CIB ESOP and 401(k) Plan participants who do not make an election as to the type of consideration to be received in the merger will be deemed undesignated shares and cannot be assured of the type of consideration they will receive in the merger.

Quorum and Adjournments

      Shares of CIB common stock that are not represented in person or by proxy at the special meeting will not be counted in determining whether a quorum is present and will not be deemed present at the special meeting. Proxies submitted by any shareholder that are unmarked as to any matter shall be voted in favor of the merger and in favor of the amendments to CIB’s 1989 Plan and 1996 Plan in accordance with the recommendation of the board of directors of CIB.

      Abstentions and broker non-votes will be counted solely for the purpose of determining whether a quorum is present but will not be counted as a vote “FOR” or “AGAINST” any of the proposals. Consequently, abstentions and broker non-votes will have the same effect as a vote “AGAINST” approval of the merger proposal and the proposal to amend the 1989 Plan and the 1996 Plan. The term “broker non-votes” refers to shares held by a broker in street name that are present by proxy but are not voted on the matter pursuant to rules prohibiting brokers from voting on non-routine matters without instructions from the beneficial owners.

      The CIB special meeting may be adjourned, whether or not a quorum is present, by the vote of the holders of a majority of the shares represented at the CIB special meeting in person or by proxy. Notice of the adjournment of a meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken; provided, that if the adjournment is for more than 45 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting must be given to each shareholder of record entitled to vote at the meeting. At an adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Revocation of Proxies

      Any proxy in the form enclosed for CIB shareholders that is properly completed and returned in time for voting with a choice specified thereon will be voted in accordance with that specification.

      CIB shareholders may revoke a proxy at any time by (i) sending written notice of revocation to the Secretary of CIB prior to the special meeting; (ii) executing and delivering a proxy for the special meeting bearing a later date; or (iii) attending the special meeting and voting in person.

      Proxies which do not provide the proxyholders with direction in voting on the merger or the amendments to CIB’s 1989 Plan and 1996 Plan will be voted in favor of the merger or the amendments to CIB’s 1989 Plan and 1996 Plan, in accordance with the recommendation of the board of directors of CIB. CIB shareholders who have provided such proxies with respect to the merger proposal will not be eligible to assert their dissenters’ rights.

Proxy Solicitation

      The accompanying proxy is being solicited by the boards of directors of CIB and Humboldt. CIB will bear the cost of solicitation of proxies from holders of CIB shares. Humboldt will bear the cost of solicitation of proxies from holders of Humboldt shares. In addition to the solicitation of proxies by mail, certain officers, directors and employees of Humboldt or CIB, without extra remuneration, may also solicit proxies in person, by telephone, facsimile or otherwise. Humboldt will pay printing, postage and mailing costs for preparation and mailing of the joint proxy statement. All other costs, including legal and accounting fees, shall be borne by the party incurring such costs.

Outstanding Voting Securities

      CIB has only one class of voting securities outstanding, CIB common stock. Shareholders of record entitled to notice of and to vote at the special meeting have been determined as of the record date, October 20, 2003, and, as of such date, 2,075,199 shares of CIB common stock were outstanding, all of which are entitled to vote at the special meeting.

      The following table sets forth certain information regarding the beneficial ownership of CIB common stock, as of September 30, 2003, by: (i) each CIB director; (ii) certain executive officers; (iii) all CIB directors and executive officers as a group; and (iv) each 5% shareholder of CIB.

	Amount and Nature of
	Beneficial Ownership of		Number of	Percentage
Name of Beneficial Owner	CIB Common Stock(1)		Options Held	of Class

Directors
John L. Dowdell	17,096		12,832	0.82%
Harold M. Eastridge	132,797		26,893	6.32%
William H. Gilbert	75,456	(2)	26,960	3.59%
John I. Jelavich	24,899	(3)	22,526	1.19%
Donald H. Livingstone	17,515		14,591	0.84%
Alfred G. Montna	17,463		12,832	0.84%
David A. Offutt	89,360		25,095	4.25%
William K. Retzer	55,212		26,112	2.63%
Michael C. Wheeler	133,825	(4)	26,591	6.37%
Executive Officers
Kenneth M. Anderson	16,080	(5)	15,116	0.77%
Blaine C. Lauhon	28,443	(6)	25,031	1.35%
Douglas R. Marr	19,279	(7)	18,279	0.92%
Steven P. Olin	8,228	(8)	7,585	0.40%
Kevin R. Watson	13,739	(9)	13,563	0.66%
All Directors and Executive Officers	649,392		274,006	27.64%
5% Shareholders

      The only shareholders known by CIB to own 5% or more of its common stock, as of September 30, 2003, are Mr. Eastridge and Mr. Wheeler, as disclosed above, and their addresses are: c/o California Independent Bancorp, 1227 Bridge Street, Suite C, Yuba City, California 95991.

(1)	Includes options exercisable within 60 days of September 30, 2003. The number of options included is set forth in the column entitled “Number of Options Held”. Unless otherwise indicated, the beneficial owner of these securities has sole voting and investment powers.

(2)	Includes 46,735 shares in a trust pursuant to which Mr. Gilbert has shared voting and disposition power, 400 shares held in Mr. Gilbert’s individual retirement account, 400 shares owned by his spouse and 961 shares owned by his son.

(3)	Includes 52 shares allocated pursuant to CIB’s ESOP.

(4)	Includes 36,142 shares over which Mr. Wheeler has shared voting and disposition power, and 1,285 shares as to which Mr. Wheeler disclaims beneficial ownership.

(5)	Includes 369 shares allocated pursuant to CIB’s ESOP.

(6)	Includes 1,442 shares allocated pursuant to CIB’s ESOP.

(7)	Includes 263 shares allocated pursuant to CIB’s ESOP.

(8)	Includes 170 shares allocated pursuant to CIB’s ESOP.

(9)	Includes 67 shares allocated pursuant to CIB’s ESOP.

THE MERGER

      The following summary of the material terms and provisions of the merger agreement is qualified in its entirety by reference to the merger agreement by and between Humboldt and CIB, which is dated as of August 11, 2003. The merger agreement is attached as Appendix A to this joint proxy statement-prospectus and is incorporated by reference herein.

General

      The boards of directors of Humboldt and CIB have unanimously approved the merger agreement providing for the merger of CIB into Humboldt. Humboldt will be the surviving entity in the merger, and upon completion of the merger, the separate corporate existence of CIB will end. Following the merger, we anticipate that Feather River State Bank will merge with and into Humboldt Bank. We expect to complete the merger of Humboldt and CIB in the first quarter of 2004. The officers of Humboldt immediately prior to the merger will be the officers of Humboldt until such time as their successors shall be duly elected and qualified. The board of directors of Humboldt immediately after the merger will have no fewer than thirteen and no more than sixteen members, three of whom will have been members of the CIB board of directors immediately prior to the merger.

Background of the Merger

      In April 2002, Robert M. Daugherty was appointed as president and chief executive officer of Humboldt, replacing Theodore S. Mason, who retired after serving in that capacity since Humboldt Bank was founded in 1989. Shortly after joining Humboldt, Mr. Daugherty initiated a strategic review of Humboldt’s operations and business. The review was completed in June 2002 and recommended that Humboldt return its focus to community banking and exit its sole remaining non-traditional business line, merchant bankcard processing.

      Although Humboldt’s merchant bankcard operation had grown significantly since inception (placing Humboldt as the 25th largest processor in the nation in 2002) and was a significant component of Humboldt’s net income, Humboldt’s board of directors unanimously agreed that a plan to return to a community banking focus was in the best long-term interests of Humboldt’s shareholders. In June 2002, Humboldt engaged an investment banking firm to facilitate the sale of its merchant bankcard operations. This process was concluded on March 13, 2003 with the sale of the business to an affiliate of First National Bank Holding Company for $32 million in cash. Humboldt recognized an after-tax gain on the sale of $18.6 million during the first quarter of 2003.

      In December 2002, as the prospects for the sale of the merchant bankcard business became more certain, Robert M. Daugherty, Humboldt’s president and chief executive officer, met for the first time with John I. Jelavich, president and chief executive officer of CIB. This meeting was initiated on the basis of a preliminary review by Humboldt management of potential acquisition targets within Humboldt’s defined geographic market. Although the meeting was introductory, Mr. Daugherty expressed Humboldt’s interest in a possible acquisition of CIB after the sale of Humboldt’s merchant bankcard business was completed.

      At the time, the CIB board of directors was seeking advice with regard to the value of CIB as a standalone entity as well as in potential combinations, and retained Sandler O’Neill & Partners, L.P. as its financial advisor in such exercise. CIB had received from third parties indications of interest in acquiring it, and the CIB board of directors considered the indications of interest, but decided, in each instance, that it had a better opportunity to enhance shareholder value by operating as an independent bank holding company. As a result, no substantive negotiations resulted from such indications of interest. Mr. Daugherty met again with Mr. Jelavich on February 3, 2003 to inform him that Humboldt had entered into a definitive agreement for the sale of the merchant bankcard business. During April and May 2003, Mr. Daugherty and Mr. Jelavich met several times to discuss the potential merger and a confidentiality agreement was executed. On May 21, 2003, Humboldt and CIB mutually agreed to discontinue merger discussions due to the inability to reach agreement on pricing, and all materials exchanged under the confidentiality agreement were returned.

      On July 2, 2003, Humboldt reinitiated merger discussions with the delivery of a non-binding expression of interest to Mr. Jelavich. Based on a receptive response to the letter, communication and discussions regarding the potential merger resumed and several meetings were held during the first two weeks of July. From April through July, in the course of meetings between selected members of each party’s management and of each party’s boards of directors, the discussions included information about: (1) each bank’s anticipated earnings and potential cost savings in the event of a merger, (2) the current value of Humboldt stock and an economic assessment of proposed merger consideration, (3) the reasonable expectations concerning the value of Humboldt stock based upon a combination, applying reasonable business projections, (4) the market valuations of California banking organizations under current market conditions, and (5) the type of consideration to be received by CIB shareholders.

      On July 15, 2003, Humboldt’s board held a special meeting to review and discuss the status of negotiations with CIB. At the conclusion of the meeting, the Humboldt Board unanimously approved a resolution authorizing management to move forward with negotiation and execution of a definitive agreement. Later the same day, Mr. Daugherty and Patrick J. Rusnak, Humboldt’s chief financial officer, attended a special CIB board meeting and presented an overview of Humboldt Bancorp’s strategy and the general terms and structure of a potential merger of Humboldt and CIB. In attendance at this meeting were representatives of Humboldt’s financial advisor, Keefe, Bruyette & Woods, Inc., CIB’s financial advisor, Sandler O’Neill & Partners, LP., and CIB’s legal counsel. After Mr. Daugherty, Mr. Rusnak and representatives from Keefe Bruyette departed from the meeting, the CIB board and its financial and legal advisors discussed the proposed transaction. Upon completion of the discussion, the CIB board voted unanimously to proceed with due diligence and negotiation of a definitive agreement and plan of merger.

      Humboldt management and financial advisors conducted due diligence at CIB’s offices in Yuba City, California on July 18 and 19, 2003. On July 24 and 25, 2003, representatives of CIB and its financial and legal advisors conducted due diligence at Humboldt’s office in Roseville, California.

      On July 23, 2003, Humboldt executed an agreement whereby Keefe, Bruyette would serve as Humboldt’s financial advisor for the proposed transaction and render an opinion with respect to the fairness to Humboldt’s shareholders, from a financial point of view, of the consideration paid by Humboldt for CIB. Keefe, Bruyette assisted Humboldt management with an evaluation of the CIB acquisition and due diligence prior to execution of the agreement.

      The CIB board met on July 30, 2003 to discuss the findings of their due diligence. Specifically, the CIB board of directors discussed integration and operational issues of a combination with Humboldt and decided to continue discussions with Humboldt regarding the proposed transaction.

      At a special meeting on July 31, 2003, Mr. Daugherty informed Humboldt’s board of directors of the terms and conditions for the transaction contained in the then current draft definitive agreement and plan of merger and discussed the language with respect to providing CIB with proportionate board representation upon completion of the merger. Mr. Rusnak, provided an update of the earnings accretion modeling based on information obtained in final due diligence the preceding week. Also, the board of directors was presented with a detailed analysis of the proposed transaction from representatives of Keefe Bruyette. In addition to orally informing the Humboldt board that the proposed transaction was fair, from a financial point of view, to Humboldt’s shareholders, the representatives of Keefe Bruyette responded to questions. After consideration of the relevant factors presented by management and Keefe Bruyette, Humboldt’s board of directors voted unanimously to authorize Mr. Daugherty and Mr. Rusnak to execute the definitive agreement and plan of merger with the terms and conditions as presented.

      On August 11, 2003, the board of directors of CIB met, along with its financial advisor and legal advisors. The board received presentations from its financial advisor and legal advisors about the proposed merger with Humboldt and the specific terms of the proposed merger agreement. It considered the presentation by Sandler O’Neill that the proposed transaction was fair from a financial point of view to the shareholders of CIB. The board discussed the financial terms of the transaction and the potential growth and strategies of Humboldt and the effect of the proposed transaction upon CIB’s customers and employees. The legal advisors to CIB also discussed the fiduciary duties of the board of directors in considering a possible business combination. After thorough discussion and evaluating the factors described below in “Reasons for the Merger and Recommendation of the Boards of Directors — CIB”, the CIB board decided that a combination with Humboldt was in the best interests of CIB shareholders. Based upon the terms of the agreement and plan of merger, the board of directors of CIB unanimously approved the merger with Humboldt. The agreement and plan of merger was signed on August 11, 2003.

Reasons for the Merger and Recommendation of the Boards of Directors

Humboldt

      Humboldt’s board of directors considered many factors in reaching its determination that the merger was fair and in the best interests of Humboldt and its shareholders. The board relied upon presentations from management, financial and legal advisors. Among the factors considered were:

•	The oral opinion of Keefe, Bruyette & Woods, Inc. (whose written opinion is included in this proxy/prospectus in Appendix B) that the financial consideration to be paid to CIB shareholders was fair, from a financial point of view, to Humboldt’s shareholders. The Humboldt board considered all factors presented in the Keefe Bruyette analysis, but did not specifically weight any particular factor more than others.

•	That the merger would qualify as a tax-free corporate reorganization that would entitle CIB shareholders a favorable tax treatment to the extent they receive Humboldt common stock in exchange for CIB common stock.

•	The results of due diligence performed by Humboldt management, Keefe Bruyette and others, which indicated that the CIB loan portfolio was underwritten to standards comparable to Humboldt’s portfolio, that the allowance for loan losses appeared to be adequate and that CIB appeared to be financially sound and well managed.

•	The improved operating efficiency that would likely result from a combination of Humboldt and CIB and the anticipated resulting accretion in earnings per share for Humboldt shareholders.

•	The impact of the merger on accelerating Humboldt’s refocus on its community bank franchise and the unique fit of CIB’s branch locations within Humboldt’s defined footprint, connecting Humboldt’s branches in Roseville and Chico, California with minimal overlap.

•	The terms of the merger, including the Shareholder Agreements binding all CIB directors to vote their shares in favor of the merger and the Non-Competition and Non-Solicitation Agreements executed by CIB’s directors and executive officers.

•	The enhanced opportunities for future expansion through acquisition resulting from an increased market capitalization and improved trading liquidity for Humboldt common stock.

For the reasons set forth above, the board of directors of Humboldt has unanimously approved the merger agreement as in the best interests of Humboldt and its shareholders and unanimously recommends that Humboldt’s shareholders vote for approval of the principal terms of the merger.

CIB

      The board of directors of CIB believes that the proposed merger will provide CIB shareholders with the opportunity for liquidity and provide a growth opportunity through combination with a profitable and well-positioned financial institution with significant presence in local communities throughout Northern California. The board believes that operational cost savings and increased leverage from a combined entity will benefit CIB shareholders and that the proposed transaction is fair, from a financial point of view, to CIB shareholders and is in their best interests. In reaching its decision to approve the merger agreement and unanimously recommend approval of the merger by its shareholders, the board of directors of CIB consulted with its financial and legal advisors, as well as its management, and considered many factors. These factors include:

•	The financial terms of the merger. The board considered and discussed the proposed consideration of cash and Humboldt common stock to be paid to CIB shareholders in the merger. The board then sought Sandler O’Neill’s opinion that such consideration was fair, from a financial point of view, to the shareholders of CIB.

•	The effect of the merger on the shareholder value of CIB. The board of CIB considered whether CIB as an independent enterprise could produce the earnings necessary to result in a value comparable to the value to be received by shareholders in the merger. The board considered the constraint upon CIB’s growth resulting from the challenges of achieving increased operating efficiencies for a financial institution of its size. The board considered Sandler O’Neill’s analysis of CIB’s historical stock price, liquidity and trading volume. The board also considered the value to Humboldt of an extension of its franchise into the Northern California market, the capital position of Humboldt and the resulting ability of Humboldt to expand its franchise in the Northern California market, and the greater liquidity of the market for Humboldt’s stock. The board also considered the expected dividend payout on the shares of Humboldt common stock that would be received by CIB’s shareholders in the merger and the projected accretion to earnings.

•	Certain financial data about CIB and Humboldt. The information reviewed by the CIB board included, but was not limited to, historical stock price performance of CIB and Humboldt, publicly available financial information with respect to CIB and Humboldt, information with respect to selected merger transactions announced recently and the pro forma effects of the merger as presented by Sandler O’Neill.

•	Advice of financial advisor and fairness opinion. The CIB board considered the oral opinion, which was followed by a written opinion of Sandler O’Neill that, as of August 11, 2003, the merger consideration under the merger agreement was fair, from a financial point of view, to the shareholders of CIB. See also “Opinion of CIB’s Financial Advisor”. Sandler O’Neill’s opinion has been updated as of October 20, 2003 and is included in this joint proxy statement-prospectus as Appendix C.

•	Certain non-financial information and terms of the merger agreement. The CIB board reviewed the terms of the merger agreement, including its right to terminate the merger agreement in the event of a significant decline in the market price of Humboldt’s stock prior to consummation of the merger unless Humboldt then elects to adjust the amount of the merger consideration as specified in the merger agreement. The board was advised that Humboldt is requiring termination fees in certain circumstances as a condition to the transaction. The board also considered that the merger is intended to be tax-free for federal income tax purposes to CIB shareholders to the extent they receive shares of common stock of Humboldt.

•	Impact on CIB constituencies. The CIB board considered the general impact of the merger on the various constituencies served by CIB, including its customers, employees and communities. In this regard, the board took into account information about Humboldt’s approach to its customers, employees and the communities in which it operates.

•	The corporate cultures of CIB and Humboldt; Humboldt’s growth strategies and management succession plans. The board of CIB considered that the operating philosophies and corporate cultures of CIB and Humboldt are similar and complementary. The expanded footprint and regional presence in high growth markets of a combined company would make it the largest community bank north of Sacramento. The board considered Humboldt’s strategic expansion of core banking operations and financial strength to support additional expansion opportunities. The board of CIB also considered that it will have three representatives on Humboldt’s board after the merger.

•	Other considerations. The CIB board also considered the execution risk of integration and cost savings, the performance of CIB’s stock price while the proposed transaction is pending, the financial impact of purchase accounting adjustments, and the probability of obtaining regulatory and shareholder approvals without unreasonable delay.

      The foregoing discussion of information and factors considered by the CIB board of directors is not intended to be exhaustive, but is believed to include the material factors considered by it. The CIB board did not assign relative or specific weights to the individual factors, and the individual directors may have given varying weight to different factors.

Consideration to be Received in the Merger

      For each share of CIB common stock you own, you will have the right to elect, on a share-by-share basis, to receive either:

•	cash; or

•	Humboldt common stock.

      A CIB shareholder may elect to receive a combination of cash and Humboldt common stock in exchange for his or her total shares of CIB common stock, but with respect to each individual share of CIB stock, a shareholder must elect to receive either all cash or all Humboldt common stock.

      The amount of cash or Humboldt common stock you will receive will be determined by reference to the average price of Humboldt common stock over a defined 20 trading day averaging period ending on the fifth business day prior to the closing of the merger, as follows:

•	If the average price is greater than or equal to $14.12 and less than or equal to $15.30, CIB shareholders will have the right to elect to receive, for each share of CIB common stock they hold, either cash in the amount of $35.50 or a number of shares of Humboldt common stock with a value of $35.50 per share (valued at the average price).

•	If the average price is greater than $15.30, CIB shareholders will have the right to elect to receive cash in an amount equal to, or a number of shares of Humboldt common stock with a value based on the average price equal to, the amount determined by multiplying the average price by 1.3922 and then adding $14.20, which amount will be greater than $35.50.

•	If the average price is less than $14.12, CIB shareholders will have the right to elect to receive cash in an amount equal to, or a number of shares of Humboldt common stock with a value based on the average price equal to, the amount determined by multiplying the average price by 1.5085 and then adding $14.20, which amount will be less than $35.50.

      Following is a table that shows examples of the merger consideration a CIB shareholder could receive for a share of CIB common stock, depending on the average price of Humboldt common stock for a 20-day period ending on the fifth day prior to the effective time of the merger.

Average Price	Multiplier	Plus	Per Share Consideration(1)

$13.10	1.5085	$14.20	$33.96 or 2.5925 shares
$13.40	1.5085	$14.20	$34.41 or 2.5682 shares
$13.70	1.5085	$14.20	$34.87 or 2.5450 shares
$14.00	1.5085	$14.20	$35.32 or 2.5228 shares
$14.12	1.5085	$14.20	$35.50 or 2.5142 shares
$14.40	1.4792	$14.20	$35.50 or 2.4653 shares
$14.70	1.4490	$14.20	$35.50 or 2.4150 shares
$15.00	1.4200	$14.20	$35.50 or 2.3667 shares
$15.30	1.3922	$14.20	$35.50 or 2.3203 shares
$15.60	1.3922	$14.20	$35.92 or 2.3025 shares
$15.90	1.3922	$14.20	$36.34 or 2.2853 shares
$16.20	1.3922	$14.20	$36.75 or 2.2687 shares
$16.50	1.3922	$14.20	$37.17 or 2.2528 shares
$16.80	1.3922	$14.20	$37.59 or 2.2374 shares
$17.10	1.3922	$14.20	$38.01 or 2.2226 shares
$17.40	1.3922	$14.20	$38.42 or 2.2083 shares
$17.70	1.3922	$14.20	$38.84 or 2.1946 shares

(1)	Amount of cash or value of Humboldt common stock received and corresponding number of shares, based on the average price.

      Your election may be subject to proration. The merger agreement sets the number of shares of CIB common stock that may be converted into the right to receive cash in the merger and therefore sets the total amount of cash that Humboldt will pay to CIB shareholders in connection with the merger. In addition, Humboldt will issue a set number of shares of common stock in the merger, which number will be determined based on the average price of Humboldt common stock during the defined period. If elections are made by CIB shareholders that would result in CIB shareholders as a group receiving more cash for their shares than that set amount of cash or more shares than that set amount of shares, shareholders may have the consideration in the form they elected reduced by a pro rata amount and will receive a portion of the merger consideration in a form not elected. Accordingly, there is a risk that you will receive a portion of your merger consideration in a form that you did not elect. See “Election and Proration Procedures” below.

Election and Proration Procedures

      Making the Election. Humboldt has selected Illinois Stock Transfer Company, which is the current transfer agent for Humboldt, to serve as the exchange agent for purposes of effecting the election, allocation, and proration procedures. An election form will be sent to you in a separate mailing. If you do not exercise dissenters’ rights, you must use the election form to make the election to receive either (i) Humboldt common stock with respect to all of your shares of CIB common stock, or a stock election, (ii) cash with respect to all of your shares of CIB common stock, or a cash election, or (iii) Humboldt common stock in exchange for a specified number of shares of CIB common stock, or a combination stock election, and cash in exchange for a specified number of shares of CIB common stock, or a combination cash election. Shares of CIB common stock will be undesignated shares if you either:

•	do not submit a properly completed election form in a timely fashion, or

•	revoke your election form prior to the deadline for submitting the election form and do not submit a revised election form.

      The deadline for you to submit your election forms to the exchange agent is January 5, 2004.

      All elections will be required to be made on an election form. To make an effective election with respect to shares of CIB common stock, you must deliver the following items to the exchange agent prior to the election deadline:

•	a properly completed letter of transmittal and election form;

•	your certificates for shares of CIB common stock or an appropriate guarantee of delivery; and

•	any other required documents described in the election form.

      You may change your election by submitting to the exchange agent a properly completed and signed revised letter of transmittal and election form and all required additional documents. To be effective, however, the exchange agent must receive these revised documents prior to the election deadline. If some but not all of the revised documents are received by the election deadline, the shares will be considered undesignated shares.

      You may revoke your prior valid election by written notice received by the exchange agent prior to the election deadline. You may also revoke a prior valid election by submitting a written withdrawal of your share certificates or of the notice of guaranteed delivery of your share certificates previously deposited with the exchange agent. Again, this written withdrawal must be received by the exchange agent before the election deadline.

Do not return your certificates representing shares of CIB common stock with the enclosed proxy. The stock certificates should only be forwarded to the exchange agent with the letter of transmittal and election form.

      If you have a preference as to the form of consideration to be received for your shares of CIB common stock, you should make an election. Shares as to which an election is made will be given priority in allocating the merger consideration over shares for which an election is not received. None of Humboldt, the board of directors of Humboldt, CIB, or the board of directors of CIB makes any recommendation as to whether you should make a cash election, a stock election or a combination cash election and a combination stock election. You must make your own decision with respect to making an election.

      Following the completion of the merger and upon surrender of all of the certificates representing shares of CIB common stock registered in your name, or a satisfactory indemnity if any of such certificates are lost, stolen or destroyed, together with a properly completed letter of transmittal, Illinois Stock Transfer Company will mail to you the cash and/or Humboldt common stock to which you are entitled, less the amount of any required withholding taxes. You will not receive interest on any cash.

      Declaration of dividends by Humboldt after the completion of the merger will include dividends on all Humboldt common stock issued in the merger, but no dividend or other distribution payable to the holders of record of Humboldt common stock at or as of any time after the completion of the merger will be paid to holders of CIB common stock who receive Humboldt common stock in the merger until they physically surrender all certificates as described above. After the completion of the merger, the stock transfer books of CIB will close, and there will be no transfers on the transfer books of CIB.

      CIB ESOP and CIB 401(k) Plan participants will also receive an election form as to the consideration to be received in the merger. Those CIB ESOP and CIB 401(k) Plan participants who do not make and election as to the type of consideration to be received in the merger will be deemed undesignated shares.

      Allocation and Proration Procedures. The merger agreement provides that the number of shares of CIB stock that may be converted into the right to receive cash in the merger will be equal to the number of shares of CIB common stock outstanding immediately prior to the effective time of the merger multiplied by $14.20 and divided by the amount of cash or value of Humboldt common stock, valued at the average price, that a CIB shareholder is entitled to receive in exchange for one CIB share, less any dissenters’ or treasury shares. We refer to that number of shares as the cash election number. If CIB shareholders make elections that would result in more CIB shares being converted into the right to receive cash than the cash election number described above, those electing to receive cash will have the cash consideration they elected reduced by a pro rata amount and will receive a portion of their consideration in the form of Humboldt common stock. If CIB shareholders make elections that would result in fewer CIB shares being converted into the right to receive cash than the cash election number described above, those electing to receive Humboldt common stock will have the stock consideration they elected reduced by a pro rata amount and will receive a portion of their consideration in the form of cash. Therefore, it is possible that you will not receive the exact form of merger consideration you elected to receive.

•	If cash elections and combination cash elections received equal the cash election number, then:

•	shares for which a cash election has been made will be converted into the right to receive cash; and

•	shares for which a stock election has been made and undesignated shares will be converted into the right to receive Humboldt common stock.

•	If cash elections and combination cash elections received represent more than the cash election number, the merger consideration will be allocated as follows:

•	shares for which a stock election has been made and all undesignated shares will be converted into the right to receive Humboldt common stock; and

•	shares for which a cash election has been made will be deemed to be converted into the right to receive Humboldt common stock on a pro rata basis until the aggregate number of shares deemed to have made cash elections or combination cash elections equals as closely as practicable the cash election number. Any remaining shares that made cash elections or combination cash elections will be converted into the right to receive cash.

•	If cash elections and combination cash elections received represent less than the cash election number, the merger consideration will be allocated as follows:

•	shares for which a cash election has been made and undesignated shares will be converted into the right to receive cash; and

•	shares for which a stock election has been made will be deemed to be converted into the right to receive cash on a pro rata basis until such number of shares, when added to the shares deemed to have made cash elections or combination cash elections, equals as closely as possible the cash election number. Any remaining shares that made stock elections or combination stock elections will be converted into the right to receive Humboldt common stock.

      In addition, if the aggregate value of the Humboldt common stock that would be issued in the merger, valued at the closing price of Humboldt common stock on the date of the effective time of the merger, is less than 50% of the aggregate value of the total consideration to be paid to CIB shareholders in exchange for their shares, Humboldt and CIB may reallocate shares of Humboldt common stock and cash among CIB shareholders or vary the number of shares of Humboldt common stock to be issued in the merger such that the aggregate value of the shares issued would equal or exceed 50% of the aggregate value of the total consideration.

Opinion of Humboldt’s Financial Advisor

      Humboldt engaged Keefe, Bruyette & Woods, Inc., to act as its financial advisor in connection with the merger. Keefe, Bruyette agreed to assist Humboldt in analyzing, structuring, negotiating and effecting a transaction with CIB. Humboldt selected Keefe, Bruyette because Keefe, Bruyette is a nationally recognized investment-banking firm with substantial experience in transactions similar to the merger and is familiar with

Humboldt and its business. As part of its investment banking business, Keefe, Bruyette is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

      On July 31, 2003, the Humboldt board held a meeting to evaluate the proposed merger with CIB. At this meeting, Keefe, Bruyette reviewed the financial aspects of the proposed merger and rendered an oral opinion to Humboldt as to the fairness from a financial point of view of the consideration to be offered in the merger. For the purposes of the oral opinion, the consideration to be paid by Humboldt for CIB common stock was assumed to be $35.50 per share, subject to certain adjustments set forth in the merger agreement.

      The text of Keefe, Bruyette’s written opinion is attached as Appendix B to this document and is incorporated herein by reference. Humboldt’s shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Keefe, Bruyette.

      Keefe, Bruyette’s opinion is directed to the Humboldt board and addresses only the fairness, from a financial point of view, of the consideration offered in the merger. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Humboldt shareholder as to how the shareholder should vote at the Humboldt special meeting on the merger or any related matter.

      In rendering its opinion, Keefe, Bruyette reviewed, among other things:

•	the merger agreement,

•	Annual Reports to shareholders and Annual Reports on Form 10-K of Humboldt;

•	Annual Reports to shareholders and Annual Reports on Form 10-K of CIB;

•	Quarterly Reports on Form 10-Q of Humboldt; and

•	Quarterly Reports on Form 10-Q of CIB.

      Keefe, Bruyette also held discussions with members of senior management of Humboldt and CIB regarding:

•	past and current business operations;

•	regulatory relationships,

•	financial condition; and

•	future prospects of the respective companies.

      In addition, Keefe, Bruyette:

•	reviewed the market prices, valuation multiples, publicly reported financial conditions and results of operations for Humboldt and CIB and compared them with those of certain publicly traded companies that Keefe, Bruyette deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that Keefe, Bruyette deemed to be relevant; and

•	performed other studies and analyses that it considered appropriate.

      In conducting its review and arriving at its opinion, Keefe, Bruyette relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to Keefe, Bruyette or that was discussed with, or reviewed by or for Keefe, Bruyette, or that was publicly available. Keefe, Bruyette did not attempt or assume any responsibility to verify such information independently. Keefe, Bruyette relied upon the management of Humboldt and CIB as to the reasonableness and achievability of the financial and operating forecasts and projections, and assumptions and bases for those projections, provided to Keefe, Bruyette. Keefe, Bruyette assumed, without independent verification, that the aggregate allowances for loan and lease losses for Humboldt and CIB are adequate to cover those losses.

Keefe, Bruyette did not make or obtain any evaluations or appraisals of any assets or liabilities of Humboldt or CIB, and Keefe, Bruyette did not examine any books and records or review individual credit files.

      The projections furnished to Keefe, Bruyette and used by it in certain of its analyses were prepared by Humboldt’s and CIB’s senior management teams. Humboldt and CIB do not publicly disclose internal management projections of the type provided to Keefe, Bruyette in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

      For purposes of rendering its opinion, Keefe, Bruyette assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications that will be imposed, will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

      Keefe, Bruyette further assumed that the merger will be accounted for as a purchase under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Keefe, Bruyette’s opinion is not an expression of an opinion as to the prices at which shares of Humboldt common stock or CIB common shares will trade following the announcement of the merger or the actual value of the Humboldt common shares when issued pursuant to the merger, or the prices at which shares of Humboldt common stock will trade following the completion of the merger.

      In performing its analyses, Keefe, Bruyette made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Keefe, Bruyette, Humboldt and CIB. Any estimates contained in the analyses performed by Keefe, Bruyette are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Keefe, Bruyette opinion was among several factors taken into consideration by the Humboldt board in making its determination to adopt the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Humboldt board or management of Humboldt with respect to the fairness of the consideration offered in the merger.

Summary of Analyses by Keefe, Bruyette

      The following is a summary of the material analyses presented by Keefe, Bruyette to the Humboldt board on July 31, 2003, in connection with its oral opinion. The summary is not a complete description of the analyses underlying the Keefe, Bruyette opinion or the presentation made by Keefe, Bruyette to the Humboldt board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Keefe, Bruyette did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Keefe, Bruyette believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not complete description of the financial analyses.

      Calculation of Implied Value of Consideration. Keefe, Bruyette reviewed the terms of the merger. On July 31, 2003, the transaction was valued at $79.6 million, or approximately $35.50 per share of CIB common stock. Under the terms of the merger agreement, the amount of cash or Humboldt common stock received will be determined by reference to the average price of Humboldt common stock over a defined 20 trading day averaging period ending on the fifth business day prior to the closing of the merger subject to certain adjustments, as defined and set forth in the merger agreement.

      Contribution Analysis. Keefe, Bruyette analyzed the relative contribution of each of Humboldt and CIB to the pro forma balance sheet and income statement items of the combined entity, including assets, tangible equity, deposits, estimated 2004 net income. Keefe, Bruyette compared the relative contribution of balance sheet and income statement items with the estimated pro forma ownership for Humboldt and CIB assuming that Humboldt were to issue 100% stock in the transaction. The results of Keefe, Bruyette’s analysis are set forth in the following table.

	Humboldt	California
	Bancorp	Independent Bancorp
Category	Pro Forma	Pro Forma

2004 Estimated Net Income	78.6%	21.4%
Stockholders’ Equity	76.9%	23.1%
Tangible Equity	75.9%	24.1%
Assets	74.8%	25.2%
Deposits	74.2%	25.8%
Loans	78.8%	21.2%
Market Capitalization	74.5%	25.5%

      Selected Transaction Analysis. Keefe, Bruyette reviewed certain financial data related to comparably sized nationwide bank transactions announced after January 1, 2002 to present (as of July 29, 2003) with aggregate transaction values between $50 million and $150 million.

Nationwide Publicly Traded Bank Transactions — January 1, 2002 to Present (as of July 29, 2003)

Acquirer	Acquiree

BOK Financial Corporation	Colorado Funding Company
Provident Bancorp, Inc.	E.N.B. Holding Company, Inc.
1867 Western Financial Corporation	Central Valley Bancorp
Community Bank System, Inc.	Grange National Banc Corporation
BancTrust Financial Group, Inc.	CommerceSouth, Inc.
South Financial Group, Inc.	MountainBank Financial Corporation
First Federal Capital Corporation	Liberty Bancshares, Inc.
United Bankshares, Inc.	Sequoia Bancshares, Inc.

Acquirer	Acquiree

UCBH Holdings, Inc.	First Continental Bank
Southwest Bancorp of Texas	Maxim Financial Holdings, Inc.
KNBT Bancorp Inc.	First Colonial Group, Inc.
Bridgeview Bancorp, Inc.	Upbancorp, Inc.
Charter One Financial	Advance Bancorp Inc.
Fulton Financial Corporation	Premier Bancorp Inc.
First Southern Bancorp, Inc.	South Central Bancshares, Inc.
Main Street Banks, Inc.	First Colony Bancshares, Inc.
Interchange Financial Services Corp.	Bridge View Bancorp
MB Financial Inc.	South Holland Bancorp Inc.
South Financial Group, Inc.	Central Bank of Tampa
Synovus Financial Corp.	FNB Newton Bankshares, Inc.
KeyCorp	Union Bankshares, Ltd.
Synovus Financial Corporation	United Financial Holdings, Inc.
National Penn Bancshares Inc.	FirstService Bank
First Citizens Bancorporation of S.C	First Banks, Inc.
Royal Bank of Canada	Admiralty Bancorp, Inc.
First Merchants Corporation	CNBC Bancorp
Partners Trust Financial	Herkimer Trust Corporation, Inc.
UnionBanCal Corporation	Valencia Bank & Trust
Pacific Northwest Bancorp	Bank of the Northwest
Colonial BancGroup, Inc.	Palm Beach National Holding Company
First State Bancorporation	First Community Industrial Bank
BOK Financial Corporation	Bank of Tanglewood, NA
Synovus Financial Corporation	Community Financial Group, Inc.
First Community Bancorp	First National Bank
South Financial Group, Inc.	Gulf West Banks, Inc.
Hawthorne Financial Corporation	First Fidelity Bancorp, Inc.
Charter One Financial, Inc.	Peoples Financial Corporation, Inc.
Charter National Bancorp, Inc.
S&T Bancorp, Inc.

      Transaction multiples from the merger were derived from the $35.50 per share deal price and financial data as of and for the period ended March 31, 2003. Market price information was as of July 29, 2003 for CIB. Keefe, Bruyette compared these results with announced multiples. The results of the analysis are set forth in the following table.

	Humboldt/ CIB		Prior National Bank
	Transaction Multiples		Deal Multiple Medians

Deal Price/Book Value	255%		256%
Deal Price/Tangible Book Value	255%		261%
Deal Price/Trailing 12 Months Earnings per Share	19.8	x	20.6	x
Franchise Premium/ Core Deposits	16.6%		19.8%

      Keefe, Bruyette also reviewed certain financial data related to comparably sized west coast bank transactions announced after January 1, 2002 to present (as of July 29, 2003) with aggregate transaction values between $50 million and $150 million.

West Coast Publicly Traded Bank Transactions — January 1, 2002 to Present (as of July 29, 2003)

Acquirer	Acquiree

1867 Western Financial Corporation	Central Valley Bancorp
UCBH Holdings, Inc.	First Continental Bank
UnionBanCal Corporation	Valencia Bank & Trust
Pacific Northwest Bancorp	Bank of the Northwest
First Community Bancorp	First National Bank
Hawthorne Financial Corporation	First Fidelity Bancorp, Inc.

      Transaction multiples from the merger were derived from the $35.50 per share deal price and financial data as of and for the period ended March 31, 2003. Market price information was as of July 29, 2003 for CIB. Keefe, Bruyette compared these results with announced multiples. The results of the analysis are set forth in the following table.

	Humboldt/ CIB		Prior West Coast
	Transaction		Bank Median

Deal Price/Book Value	255%		267%
Deal Price/Tangible Book Value	255%		267%
Deal Price/Trailing 12 Months Earnings per Share	19.8	x	19.7	x
Franchise Premium/ Core Deposits	16.6%		19.6%

      No company or transaction used as a comparison in the above analysis is identical to Humbolt Bancorp, CIB or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

      Selected Peer Group Analysis. Keefe, Bruyette compared the financial performance and market performance of Humboldt and CIB to those of a group of comparable United States banks. The group included:

First State Bancorporation
TriCo Bancshares
Capital Corp of the West
Nara Bancorp, Inc.
Heritage Commerce Corporation
Central Coast Bancorp
Western Sierra Bancorp
Sierra Bancorp
Cascade Bancorp
North Valley Bancorp
City Bank
Foothill Independent Bancorp
Pacific Crest Capital, Inc.
Bank of Marin
Redwood Empire Bancorp
United Security Bancshares
Community Bancorp, Inc.
BWC Financial Corporation
American River Holdings
Community West Bancshares

      To perform this analysis, Keefe, Bruyette used the financial information as of and for the period ended March 31, 2003. Market price information was as of July 29, 2003 and earnings estimates were taken from a nationally recognized earnings estimate consolidator for comparable companies.

      Keefe, Bruyette’s analysis showed the following concerning CIB’s financial performance:

		Peer Group	Peer Group
Performance Measure	CIB	Average	Median

Return on Assets	1.22%	1.33%	1.28%
Return on Equity	15.27%	15.84%	15.37%
Net Interest Margin	4.79%	4.87%	4.79%
Efficiency Ratio	64.88%	61.31%	62.93%
Equity/Assets	7.42%	8.75%	8.50%
Tangible Equity/Tangible Assets	7.42%	8.42%	7.78%
Non Performing Assets/Assets	1.34%	0.77%	0.38%
Loan Loss Reserves/Non-Performing Loans	269.66%	374.96%	296.81%

      Keefe, Bruyette’s analysis showed the following concerning CIB’s financial performance:

			Peer Group		Peer Group
Performance Measure	CIB		Average		Median

Price to Book Multiple Value per Share	2.17	x	2.28	x	2.14	x
Price to Tangible Book Multiple Value per Share	2.17	x	2.39	x	2.17	x
Price to Earnings Multiple, Trailing 12 Months Earnings per Share	15.31	x	15.64	x	15.77	x
Price to Earnings Multiple, based on 2004 GAAP estimated earnings	18.75	x	13.53	x	13.96	x
Dividend Yield	1.71%		1.26%		1.31%

      Other Analyses. Keefe, Bruyette reviewed the relative financial and market performance of Humboldt and CIB to a variety of relevant industry peer groups and indices. Keefe, Bruyette also reviewed earnings estimates, balance sheet composition, historical stock performance and other financial data for CIB.

      Keefe, Bruyette reviewed the assumptions on which the analyses described above were based and the factors considered in connection therewith. Keefe, Bruyette performed analyses in addition to those described above in updating its oral opinion dated July 31, 2003.

      The Humboldt board has retained Keefe, Bruyette as an independent contractor to act as financial advisor to Humboldt regarding the merger. As part of its investment banking business, Keefe, Bruyette is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, Keefe, Bruyette has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, Keefe, Bruyette may, from time to time, purchase securities from, and sell securities to, Humboldt and CIB. As a market maker in securities Keefe, Bruyette may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of Humboldt and CIB for Keefe, Bruyette’s own account and for the accounts of its customers.

      Humboldt and Keefe, Bruyette have entered into an agreement relating to the services to be provided by Keefe, Bruyette in connection with the merger. Humboldt will pay to Keefe, Bruyette at the time the merger is completed a cash fee of $250,000. Pursuant to this engagement agreement, Humboldt also agreed to reimburse Keefe, Bruyette for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify it against certain liabilities, including liabilities under the federal securities laws.

Opinion of CIB’s Financial Advisor

      By letter dated November 15, 2002 and amended May 8, 2003, CIB retained Sandler O’Neill & Partners, L.P. to act as its financial advisor in connection with a possible business combination of CIB with another entity. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

      Sandler O’Neill acted as financial advisor to CIB in connection with the proposed merger with Humboldt and participated in certain of the negotiations leading to the merger agreement. At the August 11, 2003 meeting at which CIB’s board considered and approved the merger, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing, that, as of such date, the merger consideration was fair to CIB’s shareholders from a financial point of view. Sandler O’Neill has confirmed its August 11 opinion by delivering to the board a written opinion dated the date of this joint proxy statement-prospectus. In rendering its updated opinion, Sandler O’Neill confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which their analyses were based, performing procedures to update certain of their analyses and reviewing the other factors considered in rendering its opinion. The full text of Sandler O’Neill’s updated opinion is attached as Appendix C to this joint proxy statement-prospectus and is incorporated herein by reference. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge CIB shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

      Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the CIB board and is directed only to the fairness of the merger consideration to CIB shareholders from a financial point of view. It does not address the underlying business decision of CIB to engage in the merger or any other aspect of the merger and is not a recommendation to any CIB shareholder as to how such shareholder should vote at the special meeting with respect to the merger, the form of consideration a shareholder should elect in the merger or any other matter.

      In connection with rendering its August 11, 2003 opinion, Sandler O’Neill reviewed and considered, among other things:

(i) the merger agreement, together with certain of the exhibits and schedules thereto;

(ii) certain publicly available financial statements and other historical financial information of CIB that they deemed relevant;

(iii) certain publicly available financial statements and other historical financial information of Humboldt that they deemed relevant;

(iv) internal financial projections for CIB for the years ending December 31, 2003 and 2004 prepared by and reviewed with the management of CIB;

(v) internal financial projections for Humboldt for the years ending December 31, 2003 and 2004 provided by and reviewed with the management of Humboldt;

(vi) the pro forma financial impact of the merger on Humboldt, based on assumptions relating to earnings projections, transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of Humboldt and CIB and the expected issuance of approximately $25 million of trust preferred securities by Humboldt;

(vii) the publicly reported historical price and trading activity for CIB’s and Humboldt’s common stock, including a comparison of certain financial and stock market information for CIB and Humboldt with similar publicly available information for certain other companies, the securities of which are publicly traded;

(viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(ix) the current market environment generally and the banking environment in particular; and

(x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as were considered relevant.

      Sandler O’Neill also discussed with the senior managements of CIB and Humboldt their views of the business, financial condition, results of operations and prospects of their respective companies. In connection with Sandler O’Neill’s engagement, Sandler O’Neill was not asked to, and did not, solicit indications of interest in a potential transaction from other third parties.

      In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with Sandler O’Neill and further relied on the assurances of management of CIB and Humboldt that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and they did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O’Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of CIB or Humboldt or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of CIB or Humboldt, nor did it review any individual credit files relating to CIB or Humboldt. With CIB’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both CIB and Humboldt were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Sandler O’Neill did not conduct any physical inspection of the properties or facilities of CIB or Humboldt.

      Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O’Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O’Neill also assumed that there has been no material change in CIB’s and Humboldt’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to them, that CIB and Humboldt will remain as going concerns for all periods relevant to its analyses, and that the merger will qualify as a tax-free reorganization for federal income tax purposes.

      In rendering its August 11, 2003 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to CIB or Humboldt and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of CIB or Humboldt and the companies to which they are being compared.

      The earnings projections for CIB and Humboldt used and relied upon by Sandler O’Neill in its analyses were based upon internal financial projections provided by CIB and Humboldt, respectively. With respect to such financial projections and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger, CIB’s and Humboldt’s managements confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such managements of the future financial performance of CIB and Humboldt, respectively, and Sandler O’Neill assumed for purposes of its analyses that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections provided by management of CIB and Humboldt were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions that are inherently uncertain, and, accordingly, actual results could vary materially from those set forth in such projections.

      In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of CIB, Humboldt and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of advising the CIB board in its consideration of the merger and in rendering its opinion and provided such analyses to the CIB board at the August 11, 2003 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of CIB’s common stock or Humboldt’s common stock or the prices at which CIB’s or Humboldt’s common stock may be sold at any time.

      Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Assuming a per share transaction value of $35.50, Sandler O’Neill calculated the following ratios based upon CIB’s financial information at or for the 12 months ending June 30, 2003:

Transaction Pricing Ratios

Transaction value/ Last 12 months’ earnings per share	18.6	x
Transaction value/ Estimated 2003 earnings per share	19.2	x
Transaction value/ Stated book value per share	262.8%
Transaction value/ Tangible book value per share	262.8%
Tangible book premium/ Core deposits	16.3%

      Assuming a per share transaction value of $35.50, the aggregate transaction value was approximately $79.6 million, based upon 2.1 million shares of CIB common stock outstanding and including the intrinsic value of options outstanding to purchase an aggregate of 348,802 shares with a weighted average exercise price of $18.37 per share. For purposes of Sandler O’Neill’s analyses, earnings per share were based on fully diluted earnings per share. Sandler O’Neill noted that the transaction value represented a 28.0% premium over the August 8, 2003 closing price of CIB’s common stock.

      Stock Trading History. For the one-year and three-year periods ended August 8, 2003, Sandler O’Neill reviewed the history of the reported trading prices and volume of CIB’s common stock and Humboldt’s common stock and the relationship between the movements in the prices of CIB’s common stock and Humboldt’s common stock, respectively, to movements in certain stock indices, including the Standard & Poor’s 500 Index, S&P Bank Index, the NASDAQ Bank Index and the median performance of a regional peer group of publicly traded regional commercial bank institutions for each of CIB and Humboldt selected by Sandler O’Neill. The composition of each of the peer groups is included under “Comparable Company Analysis” below. A summary of the relative price performance of each of CIB’s and Humboldt’s common stock for the one-year period is set forth below.

CIB’s and Humboldt’s One-Year Stock Performance

	Beginning Index Value	Ending Index Value
	August 7, 2002	August 8, 2003

CIB	100%	136.11%
CIB Peers	100	125.71
NASDAQ Bank Index	100	109.55
S&P Bank Index	100	108.85
S&P 500	100	111.50

	Beginning Index Value	Ending Index Value
	August 7, 2002	August 8, 2003

Humboldt	100%	103.66%
Humboldt Peers	100	120.96
NASDAQ Bank Index	100	109.55
S&P Bank Index	100	108.85
S&P 500	100	111.50

During the three-year period ended August 8, 2003, each of CIB’s and Humboldt’s common stock underperformed its regional peer group and outperformed each of the other indices to which it was compared.

      Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for CIB, a regional peer group of commercial bank institutions selected by Sandler O’Neill, and a high performing group of commercial bank institutions selected by Sandler O’Neill. The regional peer group consisted of CIB and the following publicly traded commercial bank institutions:

First Northern Community Bancorp	BWC Financial Corp.
Community Bancorp, Inc.	North Bay Bancorp
FNB Bancorp	Temecula Valley Bancorp, Inc.
Redding Bancorp	Desert Community Bank
American River Holdings	Heritage Oaks Bancorp
Community Valley Bancorp	Plumas Bancorp
Central Valley Community Bancorp	First Financial Bancorp
Sunwest Bank	Southwest Community Bancorp
1st Centennial Bancorp

The high performing group, which included commercial bank institutions with a return on average equity of greater than 16% and a price to tangible book value ratio of greater than 250%, included the following publicly traded commercial bank institutions:

Cascade Bancorp First South Bancorp, Inc. Vineyard National Bancorp IBT Bancorp, Inc. C&F Financial Corporation Redwood Empire Bancorp	United Security Bancshares Middleburg Financial Corporation Community Bancorp, Inc. MidSouth Bancorp, Inc. Jeffersonville Bancorp

The analysis compared publicly available financial information for CIB and the median data for each of the peer groups as of and for each of the years ended December 31, 1998 through 2002 and as of and for the twelve months ended June 30, 2003 (or in the case of certain of the companies, as of and for the twelve months ended March 31, 2003, the most recent data available). The table below sets forth the comparative data as of and for the most recent twelve months available, with pricing data as of August 8, 2003.

Comparable Group Analysis

California	Regional	High Performing
Independent	Peers —	Group —
Bancorp	Median	Median

Total assets (in millions)	$378	$356	$526
Tangible equity/ Tangible assets	7.42%	8.22%	8.12%
Intangible assets/ Total equity	0.00%	0.00%	2.23%
Net loans/ Total assets	52.77%	69.39%	67.18%
Gross loans/ Total deposits	66.04%	79.37%	89.09%
Total borrowings/ Total assets	5.93%	0.87%	5.97%
Non-performing assets/ Total assets	1.57%	0.33%	0.25%
Loan loss reserves/ Gross loans	2.91%	1.36%	1.37%
Net interest margin	4.83%	5.33%	4.81%
Non-interest income/ Average assets	0.78%	1.24%	1.63%
Non-interest expense/ Average assets	3.33%	4.45%	3.27%
Efficiency ratio	63.58%	68.11%	56.97%
Return on average assets	1.21%	1.11%	1.60%
Return on average equity	14.78%	14.07%	20.08%
Price/ Tangible book value per share	205.36%	182.39%	307.88%
Price/ LTM EPS	14.52	x	15.27	x	15.81	x
Price/ LTM Core EPS(1)	14.60	x	15.45	x	16.29	x
Dividend payout ratio	24.34%	0.00%	29.41%
Dividend yield	1.68%	0.00%	1.66%

(1)	Core earnings is net income before extraordinary items less the after-tax portion of investment securities and nonrecurring items, assuming a tax rate of 35%.

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for Humboldt. The Humboldt peer group consisted of Humboldt and the following publicly traded regional commercial bank institutions:

ITLA Capital Corporation	TriCo Bancshares
Capital Corp of the West	Farmers & Merchants Bancorp
Heritage Commerce Corp.	Central Coast Bancorp
Northern Empire Bancshares

The analysis compared publicly available financial information for Humboldt and the peer group as of and for the twelve months ended June 30, 2003, with pricing data as of August 8, 2003.

Comparable Group Analysis

			Humboldt
	Humboldt		Bancorp
	Bancorp(1)		Peers — Median

Total assets (in millions)	$1,070		$1,080
Market capitalization (in millions)	$182		$178
Tangible equity/ Tangible assets	8.27%		8.75%
Return on average assets	1.05%		1.31%
Return on average equity	13.73%		14.62%
Price/ Tangible book value per share	206.84%		193.59%
Price/ LTM EPS	17.43	x	14.90	x
Price/ Estimated 2003 EPS	16.52	x	13.74	x

(1)	Ratios reflect core EPS and core net income for Humboldt and exclude the effect of the $29.8 million pre-tax gain associated with the sale of a business unit.

      Analysis of Selected Merger Transactions. Sandler O’Neill reviewed merger/acquisition transactions announced during the period January 1, 2003 through August 8, 2003 involving publicly traded commercial bank institutions as acquired institutions with transaction values greater than $15 million. Sandler O’Neill reviewed 57 transactions announced nationwide and 10 transactions announced in California. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings per share, transaction price to 2003 estimated earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits and premium to market price and computed high, low, mean and median multiples and premiums for these transactions. These multiples were applied to CIB’s financial information as of and for the twelve months ended June 30, 2003. As illustrated in the following table, Sandler O’Neill derived an imputed range of values per share of CIB’s common stock of $31.13 to $41.36 based upon the median multiples for nationwide transactions and of $29.96 to $39.75 based upon the median multiples for California transactions.

2003 Nationwide and California Transaction Multiples

	Nationwide			California

	Median Multiple		Imputed Value	Median Multiple		Imputed Value

Price/ Last 12 months’ EPS	20.77	x	$39.81	18.56	x	$35.57
Price/ Estimated 2003 EPS	18.51	x	$34.24	23.28	x	$43.07
Price/ Book value	230.45%		$31.13	221.77%		$29.96
Price/ Tangible book value	237.56%		$32.09	224.59%		$30.34
Tangible book premium/ Core deposits(1)	15.99%		$34.53	15.76%		$34.23
Premium to market(2)	49.10%		$41.36	43.31%		$39.75

(1)	Assumes 12.23% of CIB’s total deposits are non-core deposits.

(2)	Based on CIB’s August 8, 2003 closing price of $27.74.

      Discounted Dividend Stream and Terminal Value Analysis. Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of CIB through December 31, 2007, assuming CIB’s projected dividend stream and that CIB performed in accordance with the earnings projections reviewed with management. For periods after 2004, Sandler O’Neill assumed an annual growth rate of earning assets of approximately 8%. To approximate the terminal value of CIB common stock at December 31, 2007, Sandler O’Neill applied price/ earnings multiples ranging from 10x to 22x and multiples of tangible book value ranging from 125% to 300%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 8% to 14% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of CIB common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of CIB common stock of $15.62 to $40.98 when applying the price/earnings multiples and $16.89 to $47.48 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	10x	14x	18x	22x

8.0%	$19.71	$26.80	$33.89	$40.98
10.0	18.21	24.74	31.27	37.79
12.0	16.85	22.87	28.89	34.91
14.0	15.62	21.17	26.73	32.29

Tangible Book Value Per Share Multiples

Discount Rate	125%	175%	225%	250%	300%

8.0%	$21.32	$28.80	$36.27	$40.01	$47.48
10.0	19.70	26.58	33.46	36.90	43.78
12.0	18.23	24.57	30.92	34.09	40.43
14.0	16.89	22.75	28.61	31.54	37.40

      Sandler O’Neill performed a similar analysis that estimated the future stream of after-tax dividend flows of Humboldt through December 31, 2007, assuming that Humboldt performed in accordance with earnings projections and dividend stream reviewed with management. For periods after 2004, Sandler O’Neill assumed an annual growth rate of earnings per share of approximately 12.5%. To approximate the terminal value of Humboldt common stock at December 31, 2007, Sandler O’Neill applied price/earnings multiples ranging from 10x to 22x and multiples of tangible book value ranging from 125% to 300%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 8% to 14% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Humboldt common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of Humboldt common stock of $8.63 to $23.23 when applying the price/earnings multiples and $8.95 to $25.88 when applying multiples of tangible book value. The closing price of Humboldt’s common stock on August 8, 2003 was $15.03 per share.

Earnings Per Share Multiples

Discount Rate	10x	14x	18x	22x

8.0%	$10.95	$15.04	$19.13	$23.23
10.0	10.10	13.87	17.64	21.41
12.0	9.33	12.80	16.28	19.76
14.0	8.63	11.84	15.05	18.26

Tangible Book Value Per Share Multiples

Discount Rate	125%	175%	225%	250%	300%

8.0%	$11.35	$15.50	$19.65	$21.73	$25.88
10.0	10.47	14.29	18.11	20.02	23.85
12.0	9.67	13.20	16.72	18.48	22.01
14.0	8.95	12.20	15.46	17.09	20.34

      In connection with its analyses, Sandler O’Neill considered and discussed with the CIB board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income, the growth rate of earnings per share and dividend payout ratio. Sandler O’Neill noted

that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

      Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, based upon (1) a per share transaction value of $35.50 per share, with 40% of the outstanding shares of CIB common stock being exchanged for cash and 60% being exchanged for shares of Humboldt common stock at an assumed exchange ration of 2.3619, (2) the earnings projections of CIB and Humboldt and long-term earning assets and earnings per share growth estimates as discussed above, and (3) charges and transaction costs, purchase accounting adjustments and cost savings determined by the senior managements of CIB and Humboldt, and (4) the issuance of $25 million of trust preferred securities by Humboldt. The analysis indicated that for the year ending December 31, 2004, the first full year following the merger, the merger would be accretive to the combined company’s projected earnings per share and dilutive to tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Proposed Transaction Ratios

	Stand-Alone	Pro Forma

Projected 2004 EPS	$1.01	$1.10
Projected tangible book value per share(1)	8.31	6.20

(1)	As of December 31, 2004.

      CIB has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of 0.80% of the aggregate consideration paid in the merger (or approximately $662,000 based upon the closing price of Humboldt common stock on October 17, 2003), $159,000 of which has been paid and the balance of which is contingent, and payable, upon closing of the merger. CIB has also paid Sandler O’Neill a fee of $75,000 for rendering its opinion, which will be credited against that portion of the transaction fee payable upon the closing of the merger. CIB has also agreed to reimburse Sandler O’Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement up to a maximum of $10,000 and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

      Sandler O’Neill has in the past provided certain other investment banking services to CIB and has received compensation for such services. In addition, in the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to CIB and Humboldt and their respective affiliates and may actively trade the debt and/or equity securities of CIB and Humboldt and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Regulatory Approvals Required for the Merger

      The closing of the merger is conditioned upon the receipt of all approvals of regulatory authorities required for the merger without the imposition of any conditions or requirements that would have a material adverse effect on Humboldt or reduce the economic or business benefits to Humboldt or CIB of the merger. Under the terms of the merger agreement, Humboldt and CIB have agreed to use their reasonable best efforts to obtain all permits, consents, approvals and authorizations from any governmental authority necessary to consummate the merger.

      In order to complete the merger, Humboldt and CIB must first obtain the prior written approval of the Board of Governors of the Federal Reserve System for the merger of CIB, a bank holding company, with and into Humboldt, which is also a bank holding company. Humboldt must also obtain prior written approval of the Federal Deposit Insurance Corporation for the merger of Feather River State Bank, a California state-chartered bank and a wholly-owned subsidiary of CIB, with and into Humboldt Bank, a California state-

chartered bank and a wholly owned subsidiary of Humboldt. In addition, the California Department of Financial Institutions must approve the merger of Feather River State Bank with and into Humboldt Bank and confirm that prior approval for an acquisition of control of a California bank is not required under Section 701 of the California Financial Code. The relevant applications and a request for exemption from the requirements of Section 701 are currently pending.

Material United States Federal Income Tax Considerations of the Merger

      In the opinion of Bartel Eng & Schroder, the following are the material United States federal income tax considerations of the merger generally applicable to CIB stockholders. This opinion and the following discussion are based on and subject to the Internal Revenue Code of 1986, as amended, or the Code, the regulations promulgated under the Code, existing interpretations and court decisions, all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of the discussion. This discussion does not address all aspects of United States federal income taxation that may be important to you in light of your particular circumstances or if you are subject to special rules, such as rules relating to:

•	stockholders who are not United States persons;

•	financial institutions;

•	tax exempt organizations;

•	insurance companies;

•	dealers in securities;

•	taxpayers that are required to use a mark-to-market method of accounting;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	stockholders who acquired their shares of CIB common stock pursuant to the exercise of employee stock options or otherwise acquired shares as compensation; and

•	stockholders who acquired their shares of CIB common stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction.

      This discussion assumes you hold your shares of CIB common stock as capital assets within the meaning of Section 1221 of the Code.

      It is intended that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. Humboldt’s and CIB’s obligations to complete the merger are conditioned on, among other things, Humboldt’s receipt of an opinion from Sullivan & Cromwell LLP and CIB’s receipt of an opinion from Bartel Eng & Schroder, dated the effective date, to the effect that, on the basis of the facts, representations and assumptions set forth in the opinions, (1) the merger constitutes a reorganization under Section 368(a) of the Code and (2) each of Humboldt and CIB will be a party to the reorganization under Section 368(b) of the Code. Bartel Eng and Schroder’s opinion will also state that no gain or loss will be recognized by CIB shareholders who solely receive shares of Humboldt common stock in exchange for CIB common stock, except with respect to any cash received in lieu of fractional shares. The opinions of counsel will be based on the then-existing law, will assume the absence of changes in existing facts, will rely on customary assumptions and may rely on representations contained in certificates executed by officers of Humboldt and CIB. The opinions neither bind the Internal Revenue Service, or the IRS, nor preclude the IRS from adopting a contrary position, and it is possible that the IRS may successfully assert a contrary position in litigation or other proceedings. Neither Humboldt nor CIB intends to obtain a ruling from the IRS with respect to the tax consequences of the merger. The following discussion assumes that the opinions will be delivered and the merger will be treated accordingly.

      CIB Shareholders Who Receive Only Humboldt Common Stock. If you are a holder of CIB common stock, except as discussed below with respect to cash received in lieu of fractional shares, you will not recognize gain or loss for United States federal income tax purposes if you exchange your CIB common stock solely for Humboldt common stock pursuant to the merger.

      CIB Shareholders Who Receive Both Humboldt Common Stock and Cash. If you are a holder of CIB common stock and you receive both Humboldt common stock and cash (other than cash received in lieu of fractional shares) in exchange for your CIB common stock, you will recognize any gain, but not loss, in an amount equal to the lesser of:

(i) the excess, if any, of:

(1) the sum of the fair market value at the effective time of the merger of the Humboldt common stock and cash received; over

(2) your tax basis in the shares of CIB common stock surrendered in the merger; and

(ii) the amount of cash that you receive in the merger.

      Any gain will be treated as capital gain unless the receipt of the cash has the effect of the distribution of a dividend for U.S. federal income tax purposes, in which case the gain will be treated as ordinary dividend income to the extent of your ratable share of CIB’s accumulated earnings and profits. Any capital gain will be long-term capital gain if, as of the date of the exchange, your holding period in your CIB common stock is greater than one year.

      The stock redemption provisions of Section 302 of the Code apply in determining whether cash received by you in exchange for your CIB common stock has the effect of a distribution of a dividend under Section 356(a)(2) of the Code, which we call the “hypothetical redemption analysis”. Under the hypothetical redemption analysis, you will be treated as if the portion of CIB common stock that you exchange for cash in the merger will instead be exchanged for Humboldt common stock, which we call the “hypothetical shares”, followed immediately by a redemption of the hypothetical shares by Humboldt for cash. Under the principles of Section 302 of the Code, you will recognize capital gain rather than dividend income with respect to the cash received if the hypothetical redemption is “not essentially equivalent to a dividend” or is “substantially disproportionate” with respect to you. In applying the principles of Section 302, the constructive ownership rules of Section 318 of the Code will apply in comparing your ownership interest in Humboldt both immediately after the merger (but before the hypothetical redemption) and after the hypothetical redemption.

      If you are a holder of CIB common stock, whether the hypothetical redemption by Humboldt of the hypothetical shares for cash is “not essentially equivalent to a dividend” will depend on your particular circumstances. However, the hypothetical redemption must, in any event, result in a “meaningful reduction” in your percentage ownership of Humboldt common stock. In determining whether the hypothetical redemption by Humboldt results in a meaningful reduction in your percentage ownership of Humboldt common stock, and therefore, does not have the effect of a distribution of a dividend, you should compare your interest in Humboldt (including interests owned actually, hypothetically and constructively) immediately after the merger (but before the hypothetical redemption) to your interest after the hypothetical redemption. The IRS has indicated, in Revenue Ruling 76-385, that a stockholder in a publicly-held corporation whose relative stock interest in the corporation is minimal and who exercises no “control” over corporate affairs is generally treated as having had a meaningful reduction in his or her stock after a redemption transaction if his or her percentage stock ownership in the corporation has been reduced to any extent, taking into account the stockholder’s actual and constructive ownership before and after the hypothetical redemption.

      If you are a holder of CIB common stock, the hypothetical redemption transaction would be “substantially disproportionate,” and therefore, would not have the effect of a distribution of a dividend generally if the percentage of Humboldt common stock actually and constructively owned by you immediately after the hypothetical redemption is less than 80% of the percentage of Humboldt common stock actually, hypothetically and constructively owned by you immediately before the hypothetical redemption.

      You should consult your own tax advisor about the possibility that all or a portion of any cash received in exchange for CIB common stock will be treated as a dividend.

      CIB Shareholders Who Receive Only Cash. If you are a holder of CIB common stock who exchanges all of your shares of common stock for cash or who exercises appraisal rights in connection with the merger, you will generally recognize capital gain to the extent the amount of cash received in the merger exceeds your tax basis in the CIB common stock, or loss to the extent your tax basis in CIB common stock exceeds the amount of cash received in the exchange. Any capital gain or loss will be long-term capital gain or loss if you have held your shares of CIB common stock for more than one year at the time the merger is completed. Long-term capital gain of a non-corporate U.S. shareholder is generally subject to a maximum rate of 15%.

      Tax Basis and Holding Period. The aggregate tax basis of the Humboldt common stock you receive as a result of the merger will be the same as your aggregate tax basis in the CIB common stock you surrender in exchange for the Humboldt common stock, decreased by the amount of cash received in the merger and increased by the amount of gain recognized in the merger. The holding period of the Humboldt common stock you receive as a result of the exchange will include the holding period of the CIB common stock you exchange in the merger.

      Cash Received in Lieu of Fractional Shares. If you receive cash in the merger instead of a fractional share interest in Humboldt common stock, you will be treated as having received the cash in redemption of the fractional share interest. Assuming that, immediately after the merger, you hold a minimal interest in Humboldt, you exercise no control over Humboldt and, as a result of the deemed redemption and after giving effect to certain constructive ownership rules, you experience an actual reduction in your interest in Humboldt, you will recognize capital gain or loss on the deemed redemption in an amount equal to the difference between the amount of cash received and your adjusted tax basis allocable to such fractional share. Otherwise, the cash payment may be taxable to you as a dividend. Any capital gain or loss will be long-term capital gain or loss if you have held your shares of CIB common stock for more than one year at the time the merger is completed. Long-term capital gain of a non-corporate U.S. shareholder is generally subject to a maximum rate of 15%.

      Backup Withholding and Information Reporting. If you receive cash in exchange for surrendering your shares of CIB common stock, you may be subject to information reporting and backup withholding at a rate of 28% if you are a non-corporate United States person and you (i) fail to provide an accurate taxpayer identification number; (ii) are notified by the United States Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or (iii) in certain circumstances, fail to comply with applicable certification requirements.

The foregoing discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences to you of the merger.

Accounting Treatment

      The merger will be accounted for as a purchase for financial accounting purposes in accordance with accounting principles generally accepted in the United States. For purposes of preparing Humboldt’s consolidated financial statements, Humboldt will establish a new accounting basis for CIB’s assets and liabilities based upon their fair values, the merger consideration and the costs of the merger. Humboldt believes that any excess of cost over the fair value of the net assets of CIB will be recorded as goodwill and other intangible assets. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Humboldt will determine the fair value of CIB’s assets and liabilities and will make appropriate purchase accounting adjustments, including adjustments to the amortization period of certain intangible assets, upon completion of that determination.

Interests of Certain Persons in the Merger

      In considering the recommendation of the CIB board of directors, you should be aware that certain directors and members of CIB management have certain interests in the transactions contemplated by the merger agreement that are in addition to the interests of shareholders generally and that may create potential conflicts of interest. The CIB board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the contemplated transactions.

      Ownership of CIB Common Stock. As of September 30, 2003, as a group, CIB’s executive officers and directors beneficially owned approximately 649,392 shares, or approximately 27.6% of CIB common stock outstanding. See “The Special Meeting of California Independent Bancorp Shareholders — Outstanding Voting Securities”. As of the record date, none of the directors or executive officers of Humboldt owned any shares of CIB common stock.

      Indemnification; Directors and Officers Insurance. Following the effective time of the merger, Humboldt is obligated to indemnify present and former directors and officers of CIB in connection with any claim arising out of actions or omissions occurring at or prior to the effective time to the fullest extent that CIB is permitted to indemnify its directors and officers. In addition, Humboldt is obligated for three years from the effective time, to provide the portion of directors and officers liability insurance that serves to reimburse the present and former directors and officers of CIB on terms and conditions comparable to those provided by CIB; provided, however, that Humboldt is not required to spend on an annual basis more than 150% of the current amount spent by CIB to procure such insurance coverage.

      Severance and Change of Control Benefits. Upon the closing of the merger, certain executive officers will receive severance benefits if they do not continue to be employed by Humboldt. It is expected that six executive officers, including John I. Jelavich, CIB’s president and chief executive officer, will receive an amount equal to one year of their respective base salaries which will equal, in the aggregate, approximately $617,000 upon the closing of the merger as a result of their employee security agreements.

      Mr. Jelavich will receive approximately $165,000 upon the closing of the merger as a result of his employee security agreement, as described above. In addition, Mr. Jelavich has entered into an Executive Salary Continuation Agreement with Feather River State Bank, dated May 16, 2002, which provides for the payment of benefits if Mr. Jelavich is terminated within 12 months after a change of control. Upon the consummation of the merger, Mr. Jelavich’s employment will be terminated, resulting in full vesting of his Executive Salary Continuation Agreement benefits. Under the terms of such agreement, Mr. Jelavich will begin receiving such benefits in the annual sum of $50,000 for 15 years beginning in May 2007.

      Gross-up Payment. Humboldt has agreed to pay Mr. Jelavich a lump sum amount determined by CIB’s accountants not to exceed $130,000 such that he will receive on an after-tax basis an amount equal to the amount he would have received in the absence of the imposition of excise taxes imposed on “parachute payments” as that term is defined in Section 280G of the Code.

      Employee Benefits. Humboldt has agreed to provide those employees of CIB and Feather River State Bank who continue as employees of Humboldt or any of its subsidiaries with employee benefit plans no less favorable in the aggregate than those provided to similarly situated employees of Humboldt and its subsidiaries.

      Appointment of CIB Directors to Humboldt’s Board. Humboldt has agreed to appoint three current directors of CIB’s board to serve on Humboldt’s board after completion of the merger and, subject to fiduciary obligations, to cause those directors to be nominated for election as directors of Humboldt at the first annual meeting of Humboldt shareholders with a proxy mailing date after the effective time of the merger.

Restrictions on Resales by Affiliates

      The shares of Humboldt common stock to be issued to CIB shareholders in the merger will be registered under the Securities Act of 1933. These shares may be traded freely and without restriction by those shareholders not deemed to be “affiliates” of CIB. An affiliate of a corporation, as defined by the Securities

Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, that corporation and generally may include CIB directors, executive officers and major shareholders. Any subsequent transfer of shares by an affiliate of CIB must be one permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act.

Method of Effecting the Combination

      Humboldt may at any time change the method of effecting the combination of CIB and Humboldt or the combination of Feather River State Bank and Humboldt Bank. However, no such change may (1) alter or change the amount or kind of consideration to be issued to holders of CIB common stock as provided for in the merger agreement, (2) adversely affect the tax treatment of CIB shareholders as a result of receiving the merger consideration, (3) materially impede or delay completion of the transactions contemplated by the merger agreement, (4) otherwise be materially prejudicial to the interests of CIB shareholders or (5) alter or change the regulatory approval process without the consent of CIB, which consent will not be unreasonably withheld.

Effective Time

      The effective time of the merger will be the time and date when the merger becomes effective, as set forth in the agreement of merger that will be filed with the California Secretary of State on the closing date of the merger. The closing date will occur on a date to be specified by Humboldt and CIB. Subject to applicable law, this date will be no later than the fifth business day after the satisfaction or waiver of the latest to occur of the conditions precedent to the merger set forth in the merger agreement, unless extended by mutual agreement of the parties. We anticipate that the merger will be completed in first quarter of 2004. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying other conditions to the merger. See “The Merger — Regulatory Approvals Required for the Merger” and “The Merger Agreement — Conditions to Consummation of the Merger”.

Treatment of Options

      Regardless of whether a CIB employee option holder will continue to be employed by the surviving bank after the merger, all CIB options will be accelerated such that all options are fully vested and exercisable prior to the date the merger becomes effective. At the time the merger becomes effective, assuming Humboldt has received all necessary acknowledgments and waivers from employees, Humboldt will assume CIB’s stock option plans and each unexercised CIB option will be converted into replacement options to acquire shares of Humboldt common stock.

      At its election, CIB may, if permitted by the applicable CIB stock option plan, pay cash for each underlying share of your CIB options equal to the difference between the per share consideration for CIB common stock and the exercise price of your option. See “The Special Meeting of California Independent Bancorp — Proposal to Amend CIB’s 1989 Amended and Restated Stock Option Plan and 1996 Stock Option Plan” on page 39. Your receipt of cash for your CIB option shares will be taxable.

      If your employment with CIB is terminated, other than for cause, prior to the merger and prior to the acceleration of all CIB options, you will have 90 days from the date of termination to exercise your vested options or the vested options will terminate. All unvested options will terminate on the date of termination of your employment. If you exercise your options, you may make an election for the type of consideration you will receive in the merger for your shares of CIB common stock if you timely return an election form to the exchange agent prior to the election deadline.

      If your employment is terminated after the merger and you receive replacement options, they will be governed by the terms of the CIB stock option plan under which the original CIB options were granted. Humboldt will assume all of CIB’s stock option plans in connection with the merger.

      If the merger fails to close, unless already exercised, your CIB options will remain outstanding under the terms of the applicable CIB plan and continue to vest under the terms by which the options were granted. If you properly exercised any vested options, you will be issued CIB common stock.

Declaration and Payment of Dividends

      Holders of CIB common stock will accrue but will not be paid dividends or other distributions declared after the effective time with respect to Humboldt common stock into which their CIB shares may have been converted until they surrender their CIB stock certificates for exchange after the effective time. Upon surrender of those certificates after the effective time, the combined company will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of CIB of shares of CIB common stock issued and outstanding immediately prior to the effective time. If certificates representing shares of CIB common stock are presented for transfer after the effective time, they will be cancelled and exchanged for either cash or certificates representing the applicable number of shares of Humboldt common stock.

No Fractional Shares

      No fractional shares of Humboldt common stock will be issued to any shareholder of CIB upon completion of the merger. For each fractional share that would otherwise be issued, Humboldt will pay cash in an amount equal to the fraction of a share of Humboldt common stock to which the holder would otherwise be entitled to receive multiplied by the average price of Humboldt common stock used to determine the per share consideration. No interest will be paid or accrue on cash payable to holders of those certificates in lieu of fractional shares.

      None of Humboldt, CIB, the exchange agent or any other person will be liable to any former shareholder of CIB for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

      If a certificate for CIB stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon the making of an affidavit by the person claiming that loss, theft or destruction and the posting of a bond in an amount reasonably necessary as indemnity against any claim that may be made against Humboldt with respect to that lost certificate.

      For a description of Humboldt common stock and a description of the differences between the rights of the holders of CIB common stock on the one hand, and the holders of Humboldt common stock on the other hand, see “Description of Humboldt Capital Stock” and “Comparison of Shareholders’ Rights”.

THE MERGER AGREEMENT

Representations and Warranties

      The merger agreement contains substantially similar representations and warranties of Humboldt and CIB as to, among other things:

•	corporate organization and existence;

•	capitalization;

•	the corporate organization and existence of any subsidiaries;

•	corporate power and authority;

•	governmental and third-party approvals required to complete the merger;

•	timely filing and accuracy of reports and filings with the Securities and Exchange Commission;

•	absence of litigation;

•	absence of regulatory investigations or restrictive agreements with regulators;

•	compliance with laws;

•	tax matters;

•	interest rate risk management instruments, such as swaps and options;

•	no broker’s or finder’s fees, except as contemplated by the merger agreement; and

•	environmental matters.

      In addition, the merger agreement contains further representations and warranties of CIB as to, among other things:

•	validity of, and the absence of defaults under, certain contracts;

•	employee benefit matters;

•	labor matters;

•	proper and accurate maintenance of books and records;

•	insurance coverage;

•	the absence of a trust business;

•	transactions with affiliates;

•	title to real and personal property; and

•	the amendment to the CIB shareholder rights plan to provide that Humboldt will not be deemed an acquiring person as defined therein and that the rights subject to the rights plan will not separate from the shares of CIB common stock or become exercisable solely as a result of the consummation of the merger or any of the transactions contemplated by the merger agreement.

Conduct of Business Pending the Merger

      Prior to the effective time of the merger, except as expressly contemplated by the merger agreement, each of Humboldt and CIB has agreed not to:

•	take any action that could reasonably be expected to have an adverse effect on it or any of its subsidiaries;

•	take any action that would adversely affect or delay the ability of the parties to perform any material obligations under the merger agreement or knowingly take any action likely to result in its representations and warranties set forth in the merger agreement being or becoming untrue, any conditions to the merger agreement not being satisfied, or a material violation of the merger agreement;

•	except as required by law or regulation, implement or adopt any material change to interest rate or other risk management policies, fail to follow existing policies or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk; and

•	take or make any commitment to take any prohibited action.

Conduct of Business of CIB and Its Subsidiaries Pending the Merger

      Furthermore, prior to the effective time, except as expressly contemplated by the merger agreement, CIB has agreed that, without the consent of Humboldt, it will not, and will not permit its subsidiaries, including Feather River State Bank, to, among other things:

Capital Stock

•	issue, sell or otherwise permit to become outstanding any additional shares or rights to acquire shares or enter into any agreement with respect to the foregoing; or

•	permit additional shares of stock to become subject to grants of employee or director options, rights to acquire shares or similar stock-based employee rights.

Dividends and Stock Repurchases

•	other than CIB’s declaration and payment of quarterly dividends consistent with past practice, make, declare or pay any dividend or make any other distribution on, or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

Compensation and Employment Agreements

•	enter into, make any new grants or awards under, amend or renew any employment, consulting, severance or similar agreements or increase in any manner the compensation or benefits of any of its employees or directors, except for:

•	normal increases for employees made in the ordinary course of business consistent with past practice, provided that no increase shall result in an annual adjustment of more than 5%;

•	other changes required by applicable law;

•	satisfaction of preexisting contractual obligations; or

•	grants of awards to newly hired employees consistent with past practice.

Hiring

•	hire any person as employee of CIB or any of its subsidiaries or promote any employee except:

•	to satisfy contractual obligations; and

•	to fill any vacancy with a new employee whose base salary and bonus do not exceed $50,000 on an annual basis.

Benefit Plans

•	establish, adopt or amend any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement or any related trust agreement (or similar arrangement), in respect of any director, officer or employee of CIB or its subsidiaries or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

Dispositions and Acquisitions

•	sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties other than in the ordinary course of business and in a transaction that together with all other such transactions is not material to CIB or any of its subsidiaries; or

•	acquire, other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted, each in the ordinary course of business consistent with past practice, all or any portion of the assets, business, deposits or property of any entity except in the ordinary course of business consistent with past practice and in a transaction that together with all other such transactions is not material to CIB or any of its subsidiaries.

Capital Expenditures

•	make any capital expenditures other than in the ordinary course of business and not to exceed $20,000 individually or $100,000 in the aggregate.

Amendments to Governing Documents

•	amend CIB’s articles of incorporation or its bylaws or the equivalent organizational documents of any of its subsidiaries.

Accounting

•	implement or adopt any change in its accounting principles, practices or methods, other than as provided in the agreement or as may be required by GAAP.

Contracts

•	enter into, renew, terminate or make payment not then required under any contract that calls for aggregate annual payments of $25,000 or more and which is not terminable at will or with 60 days or less notice without payment of a premium or penalty, other than loans or other transactions made in the ordinary course of the banking business.

Claims

•	enter into any settlement or similar agreement with respect to, or take any other significant action with respect to conduct of any action, suit, proceeding or investigation that CIB or any of its subsidiaries is or becomes a party to on or after the date of the merger agreement which settlement, agreement or action involves payment by CIB or any of its subsidiaries of an amount, individually or for all such settlements, that exceeds $25,000 and/or would impose any material restriction on the business of CIB or any of its subsidiaries or create precedent for claims reasonably likely to be material to CIB or any of its subsidiaries.

Risk Management

•	except as required by law, regulation or a governmental authority, implement or adopt any material change to interest rate or other risk management policies, fail to follow existing policies or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

Indebtedness

•	incur any indebtedness for borrowed money (other than deposits and federal funds borrowings); or

•	assume, guarantee, endorse or otherwise become responsible for the obligations of any other individual or entity.

Loans

•	make any loan or loan commitment (other than a renewal or extension of an existing loan) to any person or entity which would, when aggregated with all outstanding loans or commitments made to such person, entity, affiliate or immediate family member of such person, exceed $1,000,000 without submitting a complete loan package to Humboldt for a review and comment.

Investments

•	other than in the ordinary course of business in individual amounts not to exceed $250,000, make any direct investment either by contributions to capital, property transfers or purchase of any property or assets of any person or entity;

•	unless, in the case of investment securities, within five business days CIB or any of its subsidiaries requests in writing Humboldt’s consent for any such purchase, and Humboldt approves such request or has not responded in writing to such a request.

Taxes

•	settle any material audit, make or change any material tax election or method of tax accounting, file any amended tax return, request any private letters or similar ruling from any tax authority or take any action which could materially adversely affect the tax position of CIB or any of its subsidiaries, or of Humboldt after the merger.

Commitments

•	agree to take or make any commitment to take any of these prohibited actions.

Additional Covenants

      CIB and Humboldt have agreed to:

•	use their reasonable best efforts to take all actions necessary to consummate the merger between CIB and Humboldt and the bank merger between Feather River State Bank and Humboldt Bank;

•	consult each other before issuing any press releases with respect to the merger or the merger agreement;

•	afford the other party access to certain information and personnel and keep any information so obtained confidential;

•	use their reasonable best efforts to obtain all governmental consents necessary to consummate the transactions contemplated in the merger agreement;

•	notify the other party of any circumstance that is reasonably likely to result in a material adverse effect on the notifying party or would cause a material breach of its obligations under the merger agreement;

•	use reasonable efforts to have the merger qualify as a “reorganization” under section 368(a) of the Code with each of Humboldt and CIB being a party to that reorganization within the meaning of section 368(a) of the Code; and

•	convene a shareholders meeting to vote on the merger within 45 days after the delivery of this joint proxy statement-prospectus and recommend to its shareholders that they approve the merger.

      CIB has further agreed to:

•	refrain from encouraging or soliciting any inquiries, proposals or offers with respect to a merger or other similar transaction involving all or substantially all of its assets or more than 10% of its outstanding equity securities or engage in negotiations or provide confidential information to a person or entity relating to such a proposal; provided, however, that CIB and its board may take actions required of them by law or directors’ fiduciary duties and may negotiate with or provide information to a person or entity who has made a bona fide proposal in writing that was not solicited by CIB;

•	allow Humboldt to participate in any meetings or interviews with employees called by CIB to discuss the merger;

•	assist Humboldt in obtaining any required consents from third-party vendors and their cooperation in order to ensure a smooth transition after the merger;

•	cooperate with Humboldt to identify persons or entities who may be deemed to be affiliates of CIB and use its reasonable best efforts to cause each person or entity so identified to deliver an affiliate agreement to Humboldt prior to the CIB shareholders’ meeting;

•	cooperate with Humboldt to have CIB common stock delisted from the Nasdaq National Market System and de-registered under the Exchange Act as soon as practicable after the effective time;

•	take all necessary corporate and other action to approve the bank merger;

•	make accounting entries or adjustments as Humboldt may direct in order to implement its plans following the closing of the merger or to reflect expenses relating to the merger;

•	take all necessary action to terminate all of the outstanding rights subject to the CIB shareholder rights plan, effective immediately prior to the effective time of the merger; and

•	take all necessary action to provide or discharge any and all notifications, benefits and liabilities to its employees required by the Federal WARN Act, California Labor Code Sections 1400 through 1408, or by any other applicable law relating to plant closings or employee separations or severance pay that are required to be provided before the effective time of the merger as a result of the merger.

      Humboldt has further agreed to:

•	file a registration statement, of which this joint proxy statement-prospectus is a part, in connection with the issuance of Humboldt common stock in the merger and use reasonable efforts to cause it to become effective;

•	cause the shares of its common stock to be issued in the merger to be approved for quotation on Nasdaq;

•	following the effective time of the merger, indemnify present and former directors and officers of CIB in connection with any claim arising out of actions or omissions occurring at or prior to the effective time to the fullest extent that CIB is permitted to indemnify its directors and officers;

•	use its commercially reasonable efforts to provide, for three years from the effective time, the portion of directors and officers liability insurance that serves to reimburse the present and former directors and officers of CIB on terms and conditions comparable to the coverage currently provided by CIB; provided, however, that Humboldt is not required to spend on an annual basis more than 150% of the current amount spent by CIB to procure such insurance coverage;

•	provide former employees of CIB or Feather River State Bank who continue as employees of Humboldt or any of its subsidiaries with benefits under employee benefit plans no less favorable, in the aggregate, than those provided to similarly situated employees of Humboldt;

•	exercise its commercially reasonable efforts to secure the resignation of three present members of the Humboldt board in order to cause three present members of the CIB board, as determined by mutual agreement between the Humboldt board and the CIB board, to be appointed to the Humboldt board at the effective time of the merger and, subject to fiduciary obligations under applicable law, cause the three former members of the CIB board to be nominated for election as directors of Humboldt at the first annual meeting of Humboldt shareholders of Parent with a proxy mailing date after the effective time of the merger;

•	adopt resolutions so that the acquisition by any CIB officers or directors of Humboldt common stock or options to purchase Humboldt common stock pursuant to the merger and the merger agreement will be an exempt transaction for purposes of Section 16 of the Exchange Act; and

•	pay to John I. Jelavich, CIB’s president and chief executive officer, a lump sum amount, not to exceed $130,000, as determined by the CIB accountants with the concurrence of Humboldt, such that he will receive, on an after-tax basis, an amount equal to the amount he would have received in the absence of the imposition of excise taxes (but not income or employment taxes) imposed on “parachute payments” as that term is defined in Section 280G of the Internal Revenue Code.

Conditions to Consummation of the Merger

      Each party’s obligation to effect the merger is subject to the satisfaction or waiver, where permissible, of the following conditions:

•	approval of the principal terms of the merger by Humboldt and CIB shareholders;

•	receipt of required regulatory approvals for the merger and the bank merger, including approval by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the California Department of Financial Institutions, without restrictions or conditions that would have a material adverse effect on Humboldt or any of its subsidiaries or reduce the benefit of the merger to Humboldt or CIB to the extent that the party would not have entered into the merger agreement had it known such restrictions or conditions would be imposed prior to entering into the merger agreement;

•	effectiveness of the registration statement, of which this joint proxy statement-prospectus forms a part, under the Securities Act, and no stop order suspending the effectiveness of the registration statement having been issued and no proceedings for that purpose having been initiated by the SEC and not withdrawn;

•	approval for quotation on Nasdaq of the shares of Humboldt common stock that are to be issued to CIB shareholders upon completion of the merger;

•	absence of any order, injunction, decree, statute, rule, regulation or judgment issued or enacted by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or any of the other transactions contemplated by the merger agreement;

•	receipt by each party of the opinion of its counsel in form and substance reasonably satisfactory to it, dated as of the closing date, that the merger will be treated for U.S. federal income tax purposes as a reorganization under Section 368(a) of the Internal Revenue Code;

•	accuracy of the representations and warranties of the other party in all material respects as of August 11, 2003 and, except to the extent those representations and warranties speak as of an earlier date, as of the closing date of the merger as though made on the closing date; provided, however, that those representations and warranties will be deemed to be true and correct, unless the failure or failures of those representations and warranties to be true and correct would have or would be reasonably likely to have a material adverse effect on the party making the representation or on the combined company; and

•	performance by each party in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the closing date.

      Humboldt’s obligation to effect the merger is subject to satisfaction, or waiver, of the following conditions:

•	Humboldt shall have received executed Non-Competition Agreements from all non-employee directors of CIB and shall have received executed Non-Solicitation Agreements from the following CIB executive officers: John I. Jelavich, Kevin R. Watson, Douglas R. Marr and Kenneth M. Anderson;

•	CIB will have prepared and submitted to Humboldt a summary of all professional service fees CIB incurred in connection with the merger;

•	CIB shall have obtained each of the material consents required to be obtained pursuant to CIB’s agreements with third parties;

•	CIB shareholders who have signed shareholder agreements shall have performed all material obligations under such agreements; and

•	CIB shall have updated and made current the disclosure schedule relating to the merger agreement.

      We cannot assure you if, or when, we will obtain the required regulatory approvals necessary to consummate the merger, or whether all of the other conditions precedent to the merger will be satisfied or waived by the party permitted to do so. If the merger is not completed on or before March 31, 2004, either Humboldt or CIB may terminate the merger agreement, unless the failure to effect the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe covenants and agreements of that party set forth in the merger agreement.

Nonsolicitation

      Under the terms of the merger agreement, CIB has agreed not to solicit, initiate or encourage any takeover proposals or other forms of business combination with a third party. In addition, CIB has agreed not to negotiate, furnish information or otherwise cooperate in any way in connection with any competing takeover proposals by third parties, unless:

•	CIB’s board of directors determines that (i) the takeover proposal, if consummated, would result in a transaction more favorable to holders of CIB common stock than the merger, and (ii) considering the advice of counsel, it has a fiduciary duty to act on the competing proposal.

Termination of the Merger Agreement

      CIB and Humboldt, by mutual consent, can agree at any time not to complete the merger, even if the shareholders of CIB and Humboldt have voted to approve the principal terms of the merger. Also, either party can decide, without the consent of the other, not to complete the merger in a number of other situations, including:

•	breach by the other party of its representations, warranties, covenants or agreements contained in the merger agreement, if the breach cannot be or is not cured within 30 days of notice of the breach and the breach would be reasonably likely to result in a material adverse effect with respect to the non-breaching party;

•	failure to complete the merger by March 31, 2004;

•	failure of the CIB or Humboldt shareholders to approve the principal terms of the merger or the final denial of a required regulatory approval;

•	if the board of directors of the other party fails to make its recommendation to shareholders, withdraws such recommendation or modifies or changes such recommendation in a manner adverse in any respect to the terminating party’s interests; or

      CIB, without the consent of Humboldt, can terminate if:

•	the average price of Humboldt drops below $11.58 per share, and such decline is not proportionate to any decline in The Nasdaq Bank Index, and Humboldt has not elected to adjust the amount of consideration to be received by CIB shareholders so that they will receive consideration that will at least equal the consideration they would have received had Humboldt’s average price been at least equal to the lesser of $11.58 or an average price such that the decline would have been proportionate to the decline in the Nasdaq Bank Index.

      Humboldt, without the consent of CIB, can terminate if:

•	CIB has, in connection with an acquisition proposal by a third party, provided information, engaged in negotiations or discussions with, or recommended such acquisition proposal and continued discussion with such third party for more than 15 business days; or

•	an acquisition proposal that is publicly disclosed has been commenced, publicly proposed or communicated to CIB which contains a proposal as to price and CIB has not rejected such proposal within 15 business days.

Waiver and Amendment to the Merger Agreement

      Waiver. At any time prior to the closing of the merger, Humboldt and CIB, by action taken or authorized by their respective boards of directors, may, if legally allowed, waive any provision in the merger agreement that benefited the waiving party.

      Amendment. Subject to compliance with applicable law and the ability of the parties to change the method of effecting the merger, Humboldt and CIB may amend the merger agreement by an agreement in writing authorized by their respective boards of directors at any time prior to the closing of the merger. However, after any approval of the principal terms of the merger by CIB shareholders, there may not be, without further approval of those shareholders, any amendment to the merger agreement that reduces the aggregate value of the consideration to be delivered to the CIB shareholders, other than as contemplated by the merger agreement.

Termination Fee

      Under certain conditions, either Humboldt or CIB may owe to the other party a termination fee in the amount of either $1,000,000 or $3,000,000 if the merger agreement is terminated.

      The merger agreement requires CIB to pay a termination fee to Humboldt:

•	in the amount of $1,000,000, if Humboldt terminates as a result of (i) CIB’s failure to obtain shareholder approval, (ii) the failure of CIB’s board to recommend the merger to its shareholders or if CIB’s board withdraws or modifies its recommendation in a manner adverse to Humboldt’s interests or (iii) as a result of a breach of any of the representations, warranties, covenants or agreements set forth in the merger agreement which goes uncured for 30 days after the giving of written notice of the breach, if the breach would be reasonably likely, individually or in the aggregate with other breaches, to have a material adverse effect with respect to CIB.

•	in the amount of $3,000,000, if, after a third party acquisition proposal for CIB has been publicly disclosed, or any person or entity has publicly disclosed its intention to make an acquisition proposal and CIB has determined to pursue such proposal, the agreement is terminated:

•	by either party after March 31, 2004;

•	by either party as a result of CIB’s failure to obtain shareholder approval;

•	by either party, if CIB has, in connection with an acquisition proposal by a third party, provided information, engaged in negotiations or discussions with, or recommended such acquisition proposal and continues discussion with such third party for more than 15 business days or an acquisition proposal that is publicly disclosed has been commenced, publicly proposed or communicated to CIB which contains a proposal as to price and CIB has not rejected such proposal within 15 business days;

•	by either party as a result of the failure of CIB’s board of directors to make its recommendation to shareholders, or if CIB’s board withdraws such recommendation or modifies or changes such recommendation in a manner adverse in any respect to the Humboldt’s interests; or

•	by Humboldt as a result of a material breach by CIB of any of the representations, warranties, covenants or agreements set forth in the merger agreement which goes uncured for 30 days;

•	provided, however, that in the event 15 business days have elapsed after such third party acquisition proposal has been publicly disclosed or after such person or entity’s intention to make an acquisition proposal has been disclosed, and CIB has made no determination as to whether to pursue such acquisition proposal, then upon termination by Humboldt for any of the five immediately preceding reasons, CIB will pay to Humboldt a termination fee in the amount of $3,000,000 if, and only if, during the 12-month period following such termination, CIB executes a definitive agreement for an acquisition proposal or a person or entity acquires the beneficial interest in the equity securities of CIB or any CIB subsidiary which, taken together with any such securities previously owned by the person or entity, constitutes more than 10% of the outstanding securities of such class.

      The merger agreement requires Humboldt to pay a termination fee to CIB in the amount of $1,000,000:

•	if CIB terminates as a result of (i) Humboldt’s failure to obtain shareholder approval, (ii) the failure of Humboldt’s board to recommend the merger to its shareholders or if Humboldt’s board withdraws or modifies its recommendation in a manner adverse to CIB’s interests or (iii) as a result of a breach of any of the representations, warranties, covenants or agreements set forth in the merger agreement which goes uncured for 30 days, after the giving of written notice of the breach, if the breach would be reasonably likely, individually or in the aggregate with other breaches, to have a material adverse effect with respect to Humboldt.

Nasdaq Listing

      The approval for quotation on Nasdaq of the shares of Humboldt common stock to be issued in the merger is a condition to the parties’ obligation to complete the merger.

Expenses

      The merger agreement provides that each of Humboldt and CIB will pay its own costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement.

Shareholder Agreements

      John L. Dowdell, Harold M. Eastridge, William H. Gilbert, John I. Jelavich, Alfred G. Montna, Donald H. Livingstone, David A. Offutt, William K. Retzer and Michael C. Wheeler, in their capacities as shareholders of CIB, have separately entered into shareholder agreements with Humboldt in which they have agreed to vote all shares of CIB common stock that each owned as of the date of their respective agreements, and that each subsequently acquires, in favor of the principal terms of the merger and the transactions contemplated therein. As of the record date, these shareholders owned, in the aggregate, 369,191 shares of the common stock of CIB, allowing them to exercise approximately 17.8% of the voting power of CIB common stock.

Non-Competition and Non-Solicitation Agreements

      Simultaneously with the execution of the merger agreement, all non-employee directors of CIB entered into non-competition agreements with Humboldt. The CIB directors who are parties to the non-competition agreements are prohibited from, for a period of eighteen months following the effective time, engaging, having ownership interest or participating in the financing, operation, management or control of any person, firm, corporation or other entity in or business that engages in any activity closely associated with commercial banking or the operation of an institution the deposits of which are insured by the Federal Deposit Insurance Corporation,. This restriction extends to the geographic area of Butte, Colusa, Glenn, Placer, Sutter, Yolo and Yuba counties. In addition, for a period of eighteen months from the effective date of the merger, these CIB directors shall not solicit the business of existing customers of CIB, Feather River State Bank or their affiliates for any purpose with respect to an activity closely associated with commercial banking or the operation of an institution the deposits of which are insured by the Federal Deposit Insurance Corporation, or solicit the existing employees of CIB, Feather River State Bank or their affiliates to resign or apply for or accept employment with any other business or enterprise. These CIB directors have also agreed not to disclose or use confidential information of CIB, Feather River State Bank or their affiliates.

      The following executive officers of CIB have entered into non-solicitation agreements with Humboldt: John I. Jelavich, President and Chief Executive Officer, Kevin R. Watson, Senior Vice President, Chief Financial Officer and Corporate Secretary, Douglas R. Marr, Senior Vice President, Chief Credit Officer and Assistant Corporate Secretary and Kenneth M. Anderson, Senior Vice President and Chief Banking Services Officer. Each such officer agreed that he will not, during the eighteen months following the effective time, solicit the business of, or transact business with certain prospective or existing customers of CIB, Feather River State Bank or their affiliates with respect to an activity closely associated with commercial banking or the operation of an institution the deposits of which are insured by the Federal Deposit Insurance Corporation, in the geographic area consisting of Butte, Colusa, Glenn, Placer, Sutter, Yolo and Yuba counties, or interfere with or damage the relationship with certain prospective or existing customers of CIB, Feather River State Bank or their affiliates or solicit the services of existing and certain former employees of CIB, Feather River State Bank or their affiliates. They have also agreed not to disclose or use confidential information of CIB, Feather River State Bank or their affiliates.

INFORMATION ABOUT HUMBOLDT

Company History

      Humboldt’s principal subsidiary, Humboldt Bank, was founded as a community-oriented bank in Eureka, California in 1989. Although the bank grew in terms of assets, deposits and profitability during the early 1990s, the limited population and economic growth prospects for Humboldt County placed significant constraints on future growth potential of the bank. In light of these limitations, Humboldt entered into several non-traditional businesses during the 1990s, including merchant bankcard processing, ATM funding and small-ticket leasing. Humboldt also expanded its community bank business during the 1990s by purchasing branches of other financial institutions and the formation of a de novo bank in Roseville, California (Capitol Valley Bank) and continued in 2000 and 2001 with the acquisitions of Capitol Thrift & Loan and Tehama Bancorp, respectively.

      During 2001, Humboldt initiated the wind-down of its leasing subsidiary and incurred an after-tax loss of approximately $14 million in connection with the discontinuation of leasing operations. Also, during 2001, Humboldt decided to exit the ATM funding business after incurring a theft-related loss of approximately $1.4 million.

      In April 2002, Robert M. Daugherty was appointed as president and chief executive officer of Humboldt, replacing Theodore S. Mason, who retired after serving in that capacity since Humboldt Bank was founded in 1989. Shortly after joining Humboldt, Mr. Daugherty initiated a strategic review of Humboldt’s operations and business. The review was completed in June 2002 and recommended that Humboldt return its focus to community banking and exit its sole remaining non-traditional business line, merchant bankcard processing.

      Although Humboldt’s merchant bankcard operation had growth significantly since inception (placing Humboldt as the 25th largest processor in the nation in 2002) and was a significant component of Humboldt’s net income, Humboldt’s board of directors unanimously agreed that a plan to return to a community banking focus was in the best long-term interests of Humboldt’s shareholders. In June 2002, Humboldt engaged an investment banking firm to facilitate the sale of its merchant bankcard operations. This process was concluded on March 13, 2003 with the sale of the business to an affiliate of First National Bank Holding Company for $32 million in cash. Humboldt recognized an after-tax gain on the sale of $18.9 million during the first quarter of 2003.

Business of Humboldt

      Humboldt is a California corporation registered under the Bank Holding Company Act of 1956. Humboldt’s principal operating subsidiary is Humboldt Bank, which was founded in 1989 and operates under a charter issued by the State of California. During 2002, Humboldt merged three of its subsidiaries, Tehama Bank, Capitol Valley Bank and Capitol Thrift & Loan into Humboldt Bank. Humboldt also has four subsidiaries formed for the sole purpose of issuing trust preferred securities. Humboldt Bank has one subsidiary, HB Investment Trust, which was formed in December 2001 as a real estate investment trust organized under the laws of the State of Maryland. Humboldt Bank owns all of the outstanding common stock of HB Investment Trust and is the sole contributor of real estate assets.

      Humboldt Bank has nine full-service branches, located in Eureka, Fortuna, Arcata, McKinleyville, Willow Creek, Weaverville, Garberville and Ukiah. Capitol Valley Bank, which operates as a division of Humboldt Bank, has two full-service branches located in Roseville and one in Napa. Tehama Bank, which operates as a division of Humboldt Bank, has six full-service branches, located in Chico, Los Molinos, Orland, Red Bluff, Redding and Willows. Humboldt Bank and its divisions serve Butte, Glenn, Humboldt, Mendocino, Napa, Placer, Shasta, Tehama and Trinity counties.

      As of June 30, 2003, on an unaudited basis, Humboldt had total consolidated assets of approximately $1.07 billion, total loans of approximately $766 million, total deposits of approximately $872 million and total shareholders’ equity of approximately $93 million. As of June 30, 2003, Humboldt on a consolidated basis had a total of 374 full time equivalent employees.

Limitations on Dividends

      Humboldt’s ability to pay dividends is limited by federal law and state law. California law provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions:

•	the corporation’s assets equal at least 1.25 times its liabilities and

•	the corporation’s assets equal at least its liabilities or, alternatively, if the average of the corporation’s earnings before taxes on income and interest expense for the two preceding fiscal years was less than the average of the corporation’s interest expense for such fiscal years, the corporation’s current assets equal at least 1.25 times its current liabilities.

      It is also possible, depending upon the financial condition of the bank in question and other factors that the Federal Reserve Board could assert that payment of dividends or other payments is an unsafe or unsound practice.

      Additional information with respect to Humboldt and its subsidiaries is included in the documents incorporated by reference into this proxy statement-prospectus. See “Where You Can Find More Information.”

INFORMATION ABOUT CIB

History

      California Independent Bancorp is a California corporation and the bank holding company for Feather River State Bank, both located in Yuba City, California. CIB was incorporated on October 28, 1994, and became the bank holding company for Feather River on May 2, 1995, pursuant to the Bank Holding Company Act of 1956.

      Feather River was incorporated as a California state banking corporation on December 1, 1976 and commenced operations on April 6, 1977. On October 1, 1996, Feather River acquired an equipment leasing company, E.P.I. Leasing Co., Inc., or EPI, and operated it as a wholly-owned subsidiary of Feather River. As a part of CIB’s restructuring efforts, EPI will be dissolved following the orderly wind-down of the remaining lease portfolio. On June 25, 1984, Feather River formed Yuba-Sutter Financial Services Corporation as a wholly-owned subsidiary. This subsidiary is inactive. CIB formed a non-bank subsidiary, CIB Capital Trust, for the sole purpose of issuing trust preferred securities on October 2, 2002.

Business

      Feather River engages in a broad range of financial services activities. Its primary market is located in the Sacramento Valley, with a total of nine branches in Yuba City, Marysville, Colusa, Arbuckle, Wheatland, Woodland, Lincoln and Roseville, California, serving Sutter, Yuba, Colusa, Yolo and Placer Counties, and secondarily, Sacramento, El Dorado, Butte and Glenn counties. All of Feather River’s branches are located in areas that are in the periphery of housing for those individuals who work in the growing Sacramento area.

      The total population base in the nine counties served by Feather River is approximately 2,268,000 people, according to the U.S. Census Bureau. The economic base of Feather River’s primary operating territory is predominantly agricultural in nature. A wide variety of food crops are produced in the area including peaches, tomatoes, prunes, rice and almonds. In addition to agriculture, western Placer County is one of California’s fastest growing regions. Western Placer County is developing into a high-tech, light industry and retail center, and Lincoln, in particular, is becoming a large retirement community.

      Feather River is engaged in the commercial banking business, including accepting demand, savings and time deposits and making commercial, real estate, agricultural and consumer loans. Feather River also offers installment note collection, issues cashier’s checks and money orders, sells traveler’s checks, and provides bank-by-mail, night depository, safe deposit boxes, ATMs, Visa debit cards and other customary banking services. Feather River offers its customers home banking services, whereby the customers can make transfers between accounts, pay bills, receive balance inquiries and statements via their personal computer or telephone. Feather River does not provide trust or international banking services.

      Feather River offers other financial products and services including annuities, mutual funds, mutual fund advisory services, IRAs, brokerage and custodial services, 401(k) plans, estate plans, asset management, asset consulting, charitable remainder trusts, fiduciary services, pension plans, non-qualified deferred compensation and retirement plans. All these investments and/or financial services are offered by a registered investment representative through Feather River’s affiliation with London Pacific Securities, Inc., a registered broker/ dealer and a member of the National Association of Securities Dealers, or NASD, and the Securities Investor Protection Corporation, or SIPC.

      At September 8, 2003, CIB had three employees, who also served as executive officers of Feather River, and Feather River employed 140 persons, including 29 part-time employees, 6 executive officers and 40 other officers. None of CIB’s or Feather River’s employees is currently represented by a union or covered under a collective bargaining agreement. Management believes that its employee relations are excellent.

      CIB itself does not engage in any business activities other than ownership of Feather River and CIB Capital Trust. CIB’s primary asset is its ownership of Feather River’s stock, and the dividends paid by Feather River are CIB’s primary source of income. As of June 30, 2003, on an unaudited basis, CIB had total consolidated assets of approximately $378 million, total loans of approximately $205 million, total deposits of approximately $311 million, and total shareholders’ equity of approximately $28 million.

      Additional information with respect to CIB and its subsidiaries is included in the documents delivered with and incorporated by reference into this proxy statement-prospectus. See “Where You Can Find More Information.”

OPERATION OF HUMBOLDT AFTER THE MERGER

      Humboldt will be the surviving corporation in the merger and the articles of incorporation and bylaws of Humboldt immediately before the effective time of the merger will be the articles and bylaws of Humboldt immediately after the effective time. The officers of Humboldt immediately prior to the merger will be the officers of Humboldt until such time as their successors shall be duly elected and qualified. Humboldt has agreed to appoint three current directors of CIB’s board to serve on Humboldt’s board after completion of the merger. Accordingly, the board of directors of Humboldt immediately after the merger will have no fewer than thirteen and no more than sixteen members, three of whom will have been members of the CIB board of directors immediately prior to the merger. Humboldt expects that after the merger, the Roseville branch of Feather River State Bank will be consolidated with Humboldt Bank’s two Roseville branches.

REGULATION AND SUPERVISION

      The following is a summary of certain statutes and regulations affecting CIB, Humboldt and their subsidiaries. This summary is qualified in its entirety by such statutes and regulations.

General

      Humboldt and CIB are registered bank holding companies under the Bank Holding Company Act of 1956, as amended, and as such are subject to regulation by the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve. A bank holding company is required to file with the Federal Reserve annual reports and other information regarding its business operations and those of its subsidiaries. A bank holding company and its subsidiary banks are also subject to examination by the Federal Reserve.

      The Bank Holding Company Act requires every bank holding company to obtain the approval of the Federal Reserve before acquiring substantially all the assets of any bank or bank holding company or ownership or control of any voting shares of any bank or bank holding company, if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of such bank or bank holding company.

      In approving acquisitions by bank holding companies or companies engaged in banking-related activities, the Federal Reserve considers whether the performance of any such activity by a subsidiary of the holding company reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, which outweigh possible adverse effects, such as over-concentration of resources, decreased competition or unsound banking practices.

      In addition, bank holding companies are restricted in, and subject to, limitations regarding transactions with subsidiaries and other affiliates.

Government Policies

      The policies of regulatory authorities, including the Federal Reserve, the FDIC and the California Department of Financial Institutions, have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. An important function of the Federal Reserve System is to regulate aggregate national credit and money supply through such means as open market dealings in securities, establishing the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government.

USA Patriot Act

      On October 26, 2001, the President signed into law comprehensive anti-terrorism legislation known as the USA Patriot Act. Title III of the USA Patriot Act requires financial institutions, including the banks, to help prevent, detect and prosecute international money laundering and the financing of terrorism. Humboldt Bank and Feather River State Bank have augmented their systems and procedures to accomplish this. On April 30, 2003, the Department of the Treasury issued final regulations to implement Section 326 of the of the USA Patriot Act. The final regulation became effective on June 9, 2003 and requires financial institutions subject to the final regulation to comply no later than October 1, 2003, by implementing certain procedures relating to identity verification for account holders, procedures for the maintenance of records of verification information and procedures for the determination of whether a customer appears on certain government agency lists of known or suspected terrorists. Humboldt and CIB believe that their banks will be in compliance with Title III of the USA Patriot Act by October 1, 2003 and that the cost of compliance with Title III of the USA Patriot Act is not likely to be material to Humboldt or CIB, respectively.

Federal Deposit Insurance

      Because of favorable loss experience and a healthy reserve ratio in the Bank Insurance Fund (BIF) of the FDIC, well-capitalized and well-managed banks, including the Humboldt Bank and Feather River State Bank, have in recent years paid minimal premiums for FDIC insurance. Depending on a variety of factors, even well-capitalized and well-managed banks could be required to pay premiums for deposit insurance. The amount of any such premiums, if any, will depend on BIF loss experience and a number of other factors.

Hazardous Waste Clean-Up

      Since neither Humboldt nor CIB is involved in any business that manufactures, uses or transports chemicals, waste, pollutants or toxins that might have a material adverse effect on the environment, their primary exposure to environmental laws is through its lending activities. Based on a general survey of the loan portfolios of Humboldt’s banking subsidiaries and Feather River State Bank, conversations with local appraisers and the type of lending currently and historically done by the subsidiaries, Humboldt is not aware of any current potential liability for hazardous waste contamination that would be reasonably likely to have a material adverse effect on Humboldt or CIB.

DESCRIPTION OF HUMBOLDT CAPITAL STOCK

      In the merger, CIB shareholders will exchange their shares of CIB common stock for shares of Humboldt common stock or for cash. The following is a summary of the material features of Humboldt capital stock.

      Pursuant to the articles of incorporation of Humboldt, the authorized capital stock of Humboldt consists of 100,000,000 shares of common stock, no par value, of which approximately 12,143,684 shares are outstanding as of October 20, 2003, and 20,000,000 shares of preferred stock, of which none is outstanding.

Common Stock

      Each share of Humboldt common stock has the same relative rights as, and is identical in all respects to, each other share of Humboldt common stock. Holders of Humboldt common stock are entitled to one vote per share on all matters requiring shareholder action, including but not limited to, the election of, and any other matters relating to, directors. Holders of Humboldt common stock are entitled to cumulate their votes for the election of directors.

      The holders of Humboldt common stock are entitled to receive dividends, out of funds legally available therefor, subject to any restrictions imposed by federal regulators and the payment of any preferential amounts to which any class of preferred stock may be entitled. Upon liquidation, dissolution or winding up of Humboldt, holders of Humboldt common stock will be entitled to share ratably all assets remaining after the payment of liabilities of Humboldt and of preferential amounts to which any preferred stock may be entitled.

      The holders of Humboldt common stock have no preemptive or other subscription rights. Humboldt common stock is not subject to call or redemption, and, upon receipt by Humboldt of the full purchase price therefor, each share of Humboldt common stock will be fully paid and non-assessable.

Preferred Stock

      Humboldt’s articles of incorporation currently authorize it to issue up to 20,000,000 shares of preferred stock. The board of directors has broad authority to designate and establish the terms of one or more series of preferred stock. Among other matters, the board is authorized to establish rights, preferences and privileges of each such series and any restrictions thereon. Humboldt preferred stock may rank prior to Humboldt common stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights, and may be convertible into Humboldt common stock. The holders of any class or series of Humboldt preferred stock also may have the right to vote separately as a class or series under the terms of the class or series as hereafter fixed by the board or otherwise required by California law.

COMPARISON OF SHAREHOLDERS’ RIGHTS

General

      Humboldt is a California corporation and, accordingly, the rights of shareholders of Humboldt are governed by the California General Corporation Law, or the CGCL, as well as the articles of incorporation and bylaws of Humboldt. CIB is also a California corporation, and its shareholders’ rights are governed by the CGCL, as well as its articles of incorporation and bylaws. As a result of the merger, CIB’s shareholders will become shareholders of Humboldt. There are certain differences between the articles of incorporation and bylaws of Humboldt and CIB. The summary contained below describes some of the differences but is not intended to be complete and is qualified by reference to California law and the articles of incorporation and bylaws of Humboldt and CIB.

Vacancies on the Board

      The CGCL provides that, unless the corporation’s articles or bylaws provide otherwise, vacancies, other than those created by removal, may be filled by approval of the board of directors, or if the number of directors then in office is less than a quorum, by (1) the unanimous written consent of the directors then in office, (2) the affirmative vote of a majority of directors then in office at a duly called meeting or (3) the sole remaining director. Unless the corporation’s articles or a bylaw provision adopted by the corporation’s shareholders provide that the board of directors may fill vacancies on the board resulting from the removal of directors, such vacancies must be filled by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present which shares voting affirmatively also constitute at least a majority of the required quorum. The CGCL permits shareholders to elect a director at any time to fill any vacancy not filled by the directors. Any such election by written consent, other than to fill a vacancy created by removal, which requires the unanimous consent of all shares entitled to vote for the election of directors, requires the consent of a majority of the outstanding shares entitled to vote. The CGCL further provides that if, after the filling of any vacancy by the directors, the directors then in office who were elected by the shareholders constitute less than a majority of the directors then in office, then (1) any holder or holders of an aggregate of 5% or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of the shareholders, or (2) upon the application of such holder or holders, the superior court of the proper county will order a special meeting of shareholders to elect the entire board of directors.

      Humboldt and CIB. The Humboldt and CIB bylaws substantially restate the provisions of the CGCL.

Shareholder Nominations and Proposals

      Humboldt and CIB. Both Humboldt’s and CIB’s bylaws provide that shareholder nominations for election of directors must be delivered to the president of the corporation not less than 90 days nor more than 120 days prior to the anniversary of the annual meeting for the preceding year; however, in the event that the annual meeting for the current year is not scheduled to be held within a period that commences within 30 days of the annual meeting for the preceding year, then notice must be given on the later of (i) the close of business 90 days prior to the scheduled meeting date or (ii) the close of business on the tenth day following the date on which such meeting is first announced or disclosed. The Humboldt and CIB bylaws provide that any proper business may be transacted at the annual meeting of shareholders, except as limited by the CGCL.

Amendment to Charter

      To amend the articles of incorporation of a California corporation, the CGCL requires the approval of the corporation’s board of directors and a majority of the outstanding shares entitled to vote.

      Humboldt and CIB. Neither Humboldt’s articles nor CIB’s articles contain any supermajority provisions for amendments.

Amendment to Bylaws

      The CGCL provides that holders of a majority of the outstanding shares entitled to vote and the corporation’s board of directors each have the power to adopt, amend or repeal a corporation’s bylaws, although the articles or bylaws of the corporation may restrict or eliminate the power of the board to take such action.

      Humboldt and CIB. Neither Humboldt’s articles or bylaws nor CIB’s articles or bylaws restrict the power of Humboldt’s or CIB’s board of directors to adopt, amend or repeal its bylaws.

Classified Board of Directors

      Humboldt and CIB. Humboldt and CIB do not currently have classified boards. Humboldt’s and CIB’s bylaws currently require that all directors be elected at each annual meeting of shareholders for a term of one year. Humboldt’s board currently consists of thirteen directors and CIB’s board currently consists of nine directors.

Removal of Directors

      The CGCL provides that directors may be removed without cause, if the removal is approved by the majority of the outstanding shares entitled to vote. However, the CGCL further provides that, with respect to directors of corporations not having classified boards of directors, no director can be removed (unless the entire board is removed) if the votes cast against removal of the director would be sufficient to elect the director if voted cumulatively (without regard to whether cumulative voting is permitted) at an election at which the same total number of votes were cast and the entire number of directors authorized at the time of the director’s most recent election were then being elected.

      Humboldt and CIB. Humboldt and CIB do not currently have classified boards. Humboldt’s bylaws and CIB’s bylaws substantially restate the statutory provisions described out above.

Cumulative Voting

      Cumulative voting allows a shareholder to cast a number of votes equal to the number of directors to be elected multiplied by the number of shares held in the shareholder’s name on the record date. This total number of votes may be cast for one nominee or may be distributed among as many of the candidates as the shareholder desires. The candidates who receive the highest number of votes are elected, up to the total number of directors to be elected. In general, cumulative voting may help groups of minority shareholders elect some candidates to the board.

      Humboldt. Shareholders of Humboldt are entitled to cumulate their votes for the election of directors. The CGCL provides for cumulative voting for directors, unless the corporation’s articles or bylaws provide otherwise. Humboldt’s articles do not provide otherwise.

      CIB. Pursuant to CIB’s articles and bylaws, shareholders of CIB are not entitled to cumulate their votes for the election of directors so long as CIB remains a listed corporation as defined in the applicable provision of the CGCL or any successor statute.

Special Meetings of the Shareholders

      Under the CGCL, the board of directors, the chair of the board, the president, the holders of shares entitled to cast not less than 10% of the votes at a meeting, and such additional persons as are specified in the corporation’s articles or bylaws have the authority to call special meetings of shareholders.

      Humboldt and CIB. The Humboldt and CIB bylaws substantially restate the provisions set out above. Neither the Humboldt bylaws nor the CIB bylaws specify any additional persons other than those set forth above.

Shareholder Action Without a Meeting

      The CGCL provides that, unless otherwise provided in the articles of incorporation, any action that may be taken at a special or annual meeting of shareholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Except as discussed above with respect to filling vacancies, other than vacancies created by removal, on the board of directors, the CGCL does not permit shareholders to elect directors by written consent except by the unanimous written consent of all shares entitled to vote in the election of directors.

      Humboldt and CIB. Neither Humboldt’s articles nor CIB’s articles provide otherwise.

Inspection of Shareholder Lists

      The CGCL provides an absolute right of inspection of a corporation’s list of shareholders to any shareholder or shareholders holding at least 5% of the voting stock or a shareholder or shareholders holding at least 1% of the voting stock who have filed a Schedule 14A with the SEC or, in the case the corporation is a bank with deposits insured under the Federal Deposit Insurance Act, have filed a Form F-6 with the appropriate federal bank regulatory agency. Schedule 14B is filed in connection with certain proxy contests relating to the election of directors. Form F-6 relates to the election of directors. In addition, the CGCL provides a right of inspection of shareholders lists to any shareholder upon written demand to the corporation for a purpose reasonably related to the holder’s interest as a shareholder.

      Humboldt and CIB. Humboldt’s bylaws and CIB’s bylaws substantially restate the provisions of the CGCL.

Shareholder Rights Plan

      Humboldt. Humboldt does not have a shareholder rights plan.

      CIB. CIB has adopted a shareholder rights protection plan under which CIB shareholders have the right to purchase shares of CIB common stock in the event of a hostile acquisition or tender offer for CIB shares. The plan is designed to discourage potential acquirers from attempting to gain control of CIB without negotiating with the CIB board of directors. Each right entitles the holder, when and if certain specified takeover activity occurs, to purchase from CIB a number of shares of CIB common stock equal to $160 in market value at an exercise price of $80. The plan has been amended so that the proposed merger of Humboldt and CIB will not trigger these rights, and the rights will terminate upon completion of the merger.

DISSENTERS’ RIGHTS

      Under California law, you have the right to dissent from the merger and have the appraised fair market value of your shares of CIB common stock paid to you in cash if demands are made for payment with respect to 5% or more of the outstanding shares of the common stock of Humboldt or CIB, as the case may be. Sections 1300 through 1312 of the CGCL are attached hereto as Appendix C. The description of dissenters’ rights contained in this joint proxy statement-prospectus is qualified in its entirety by reference to Chapter 13 of the CGCL. In order for you to exercise dissenters’ rights, you must make a written demand upon CIB or

Humboldt, as the case may be, as provided in the CGCL, which must be received by CIB or Humboldt, as the case may be, not later than the date of the special meeting of shareholders of CIB or Humboldt, as the case may be, you must not vote for the approval of the principal terms of the merger, and you must comply with such other procedures as required by the CGCL, as more fully described below. Failure to send such notice, to vote against the principal terms of the merger or to follow such other procedures will result in a waiver of your dissenters’ rights.

      Any demands, notices, certificates or other documents delivered to CIB prior to the merger may be sent to Kevin R. Watson, California Independent Bancorp, 1227 Bridge Street, Suite C, Yuba City, California 95991. Any documents delivered to Humboldt, whether before or after the merger, may be sent to Patrick J. Rusnak, Humboldt Bancorp, 2998 Douglas Boulevard, Suite 330, Roseville, California 95661.

      If no instructions are indicated on proxies received by CIB or Humboldt, such proxies will be voted for the proposal to approve the principal terms of the merger at the special shareholders’ meeting of CIB or Humboldt, respectively. If you return your proxy without instructions, which will result in a vote for the approval of the principal terms of the merger, you will not be entitled to dissenters’ rights.

      In the event that the merger is approved by the shareholders of CIB and Humboldt and you object to the merger, you will be entitled to payment of the fair market value of your shares, as of August 11, 2003 (the last trading day before the public announcement of the merger); provided that (a) such shares were outstanding immediately prior to the date for the determination of shareholders entitled to vote on the merger; (b) you did not vote your shares for the approval of the principal terms of the merger; (c) you made a demand for purchase in cash of your shares at their fair market value as of August 11, 2003; and (d) you have submitted certificates representing your shares for endorsement, all in accordance with Section 1302 of the CGCL.

      You must (a) make a written demand for purchase of your shares and for payment on your shares in cash of their fair market value as of August 11, 2003; (b) have your demand received by CIB or Humboldt, as the case may be, on or before the date of the CIB or Humboldt shareholders’ meeting, as applicable; (c) state the number and class of the shares held of record by you that you demand that CIB or Humboldt, as the case may be, purchase; and (d) state what you claim to be the fair market value of your shares as of August 11, 2003. Such statement of fair market value constitutes an offer by you to sell your shares at such price. You may not withdraw such demand unless CIB or Humboldt, as the case may be, consents thereto. A proxy or vote against the approval of the principal terms of the merger does not in itself constitute a demand for your shares.

      If you hold dissenting shares, CIB or Humboldt, as the case may be, will mail to you a notice of the approval of the merger by the shareholders of CIB or Humboldt, as the case may be, within ten days after the date of such approval, accompanied by (a) a copy of Sections 1300, 1301, 1302, 1303 and 1304 of Chapter 13 of the CGCL; (b) a statement of the price determined by CIB or Humboldt, as the case may be, to represent the fair market value as of August 11, 2003 of the dissenting shares; and (c) a brief description of the procedure to be followed if you desire to exercise your dissenter’s rights under such sections. The statement of price constitutes an offer by CIB or Humboldt, as the case may be, to purchase at the price stated such dissenting shares.

      You must submit to CIB or Humboldt, as the case may be, at its principal office or at the office of its transfer agent the certificates representing any shares that you are demanding that the corporation purchase, for endorsement as dissenting shares within 30 days after the date on which notice of approval of the merger by CIB shareholders or Humboldt shareholders, as the case may be, was mailed to you.

      If CIB or Humboldt, as the case may be, denies that shares submitted to it as dissenting shares are dissenting shares, or if CIB or Humboldt, as the case may be, and you fail to agree on the fair market value of your shares, then either you or CIB or Humboldt, as the case may be, may file a complaint in the superior court of the proper county in California requesting that the court determine such issue. Such complaint must be filed within six months after the date on which notice of the approval of the merger is mailed to you.

      On trial of the action, the court will first determine if the shares are dissenting shares, and if so determined, the court will either determine the fair market value or appoint one or more impartial appraisers to do so. If both CIB or Humboldt, as the case may be, and you fail to file a complaint within six months after the date on which notice of the approval of the merger was mailed to you, your shares will cease to be dissenting shares. In addition, if you transfer your shares prior to their submission for the required endorsement, your shares will lose their status as dissenting shares.

      Failure to take any necessary step will result in a termination or waiver of your rights under Chapter 13 of the CGCL. A person having a beneficial interest in CIB common stock or Humboldt common stock, as the case may be, that is held of record in the name of another person, such as a trustee or nominee, must act promptly to cause the record holder to follow the requirements of Chapter 13 of the CGCL in a timely manner if such person elects to demand payment of the fair market value of such shares.

VALIDITY OF COMMON STOCK

      The validity of the shares of Humboldt common stock to be issued in connection with the merger will be passed upon for Humboldt by Sullivan & Cromwell LLP, Los Angeles, California.

EXPERTS

      The consolidated financial statements of Humboldt Bancorp and subsidiaries as of December 31, 2002 and 2001 and for each of the years in the two-year period ended December 31, 2002 are incorporated by reference in the registration statement and this joint proxy statement-prospectus in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein and in this joint proxy statement-prospectus, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Humboldt Bancorp and subsidiaries for the year ended December 31, 2000 are incorporated by reference in the registration statement and this joint proxy statement-prospectus in reliance upon the report of Richardson & Company, independent auditors, incorporated by reference in the registration statement and this joint proxy statement-prospectus, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of Tehama Bancorp and subsidiary for the year ended December 31, 2000 are incorporated by reference in the registration statement and this joint proxy statement-prospectus in reliance upon the report of Perry-Smith LLP, independent auditors, incorporated by reference in the registration statement and this joint proxy statement-prospectus, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of CIB and subsidiaries as of and for the year ended December 31, 2002 are incorporated in this joint proxy statement-prospectus by reference in the registration statement and this joint proxy statement-prospectus in reliance upon the report of Perry Smith LLP, independent auditors, incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of CIB and subsidiaries as of December 31, 2001 and for each of the years in the two-year period then ended were audited by Arthur Andersen LLP who has ceased operations. As described in Note 18 to the 2002 consolidated financial statements, these consolidated financial statements have been restated to increase previously reported shareholders’ equity. Perry-Smith LLP audited the adjustment described in Note 18 that was applied to restate the 2001 consolidated financial statements and, in their opinion, such adjustment is appropriate and has been properly applied. However, Perry-Smith LLP was not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of CIB and subsidiaries other than with respect to such adjustment and, accordingly, did not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

      The independent auditors at Arthur Andersen LLP have audited CIB’s consolidated financial statements as of December 31, 2001 and for the years ended December 31, 2001 and 2000. Arthur Andersen LLP did not, however, reissue its report for CIB’s Annual Report on Form 10-K for the year ended December 31, 2002. CIB’s consolidated financial statements as of December 31, 2001 and for the years ended December 31, 2001 and 2000 are incorporated by reference in this document by reference to CIB’s Annual Report on Form 10-K for the year ended December 31, 2002. We rely on the report of Arthur Andersen LLP. We have not been able to obtain, after reasonable efforts, however, the written consent of Arthur Andersen LLP to our naming it as an expert and as having audited the consolidated financial statements of CIB as of December 31, 2001 and for the years ended December 31, 2001 and 2000 and incorporating by reference its audit reports in this document. This limits your ability to recover damages from Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the consolidated financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

OTHER MATTERS

      No other business may be transacted at the special meetings.

SHAREHOLDER PROPOSALS

      To be considered for inclusion in Humboldt’s proxy statement and form of proxy for its 2004 annual meeting, shareholder proposals must be delivered to the Secretary of Humboldt, 2998 Douglas Boulevard, Suite 330, Roseville, CA 95661, no later than 5:00 p.m. on December 11, 2003. However, if the date of Humboldt’s 2004 annual meeting is set more than 30 days from its 2003 annual meeting, the notice must be received by the Secretary in a reasonable time before Humboldt mails its proxy statement. All proposals must meet the requirements of Rule 14a-8 of the Exchange Act.

      For any proposal that is not submitted for inclusion in Humboldt’s proxy statement for its 2004 annual meeting (as described in the preceding paragraph) but is instead sought to be presented directly at the 2004 annual meeting, SEC rules permit management to vote proxies in its discretion if Humboldt (a) receives notice of the proposal before the close of business on February 24, 2004, and advises shareholders in the 2004 proxy statement about the nature of the matter and how management intends to vote on such matter, or (b) does not receive notice of the proposal prior to the close of business on February 24, 2004.

      Notices of intention to present a proposal at the 2004 Annual Meeting should be addressed to Humboldt Bancorp, 2998 Douglas Boulevard, Suite 330, Roseville, CA 95661, Attention: Secretary. Humboldt reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

      CIB does not currently expect to hold a 2004 annual meeting of shareholders because CIB will not be a separate public company if the merger has been completed by that time. If the merger is not completed and such a meeting is held, any shareholder desiring to submit a proposal for inclusion in the proxy materials for CIB’s 2004 annual meeting must deliver the proposal by 5:00 p.m. on December 5, 2003. However, if the date of CIB’s 2004 annual meeting, if such a meeting is held, is set more than thirty days from the date of CIB’s 2003 meeting, the notice must be received by the Secretary in a reasonable time before CIB mails its proxy statement. All such shareholder proposals must be mailed, e-mailed, faxed, or otherwise delivered by other electronic media to the attention of CIB’s secretary at CIB’s executive offices located at 1227 Bridge Street, Suite C, Yuba City, California 95991. Finally, all shareholder proposals must meet the requirements set forth in Securities and Exchange Commission Rule 14a-8.

      For any proposal that is not submitted for inclusion in the proxy materials for CIB’s 2004 annual meeting, (as described in the preceding paragraph) if such a meeting is held, but is instead sought to be presented directly at next year’s annual meeting, if such a meeting is held, SEC rules permit management to vote proxies in its discretion if CIB (a) receives notice of the proposal before the close of business on February 18, 2004, and advises shareholders in the 2004 proxy statement about the nature of the matter and how management intends to vote on such matter, or (b) does not receive notice of the proposal prior to the close of business on February 18, 2004.

      Notices of intention to present a proposal at the CIB 2004 annual meeting, if such a meeting is held, should be addressed to California Independent Bancorp, 1227 Bridge Street, Suite C, Yuba City, California 95991, Attention: Corporate Secretary. CIB reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

WHERE YOU CAN FIND MORE INFORMATION

      Humboldt and CIB file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers like Humboldt and CIB that file electronically with the SEC. The internet address of the SEC’s website is http://www.sec.gov.

      The SEC allows us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this document, except for any information superseded by information contained in this document. Information furnished under Item 9 or Item 12 of our current reports on Form 8-K is not incorporated by reference in this document. Humboldt furnished information under Item 9 of its current reports on Form 8-K filed on February 26, 2003, March 4, 2003, March 13, 2003, March 28, 2003, May 12, 2003 and August 27, 2003 and under Item 12 of its current reports on Form 8-K filed on April 15, 2003 and July 21, 2003, and CIB furnished information under Item 9 of its current report on Form 8-K filed on January 23, 2003 and under Item 12 of its current reports on Form 8-K filed on April 17, 2003 and July 17, 2003.

      This document incorporates by reference the following documents filed by Humboldt:

Humboldt SEC Filings
(File No. 000-27784)	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2002
Quarterly Reports on Form 10-Q	Quarter Ended June 30, 2003 Quarter Ended March 31, 2003
Current Report on Form 8-K	Filed on February 3, 2003, May 16, 2003, August 12, 2003 and September 18, 2003
Definitive Proxy Statement on Schedule 14A	Filed on April 10, 2003
The description of Humboldt’s common stock contained in Humboldt’s registration statement filed by Humboldt pursuant to Section 12 of the Securities Exchange Act, and any amendment or reports filed that update the description	Filed on January 2, 1996

      All documents filed by Humboldt pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and before the date of the later of the CIB and Humboldt special meetings are also deemed to be incorporated by reference into and are made a part of this document from the date of filing of those documents.

      This document incorporates by reference the following documents filed by CIB:

CIB SEC Filings
(File No. 000-26552)	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2002
Quarterly Reports on Form 10-Q	Quarter Ended June 30, 2003 Quarter Ended March 31, 2003
Current Report on Form 8-K	Filed on August 13, 2003
Definitive Proxy Statement on Schedule 14A	Filed on April 3, 2003

      CIB incorporates by reference from its annual report for the year ended December 31, 2002, the following information:

•	Selected Financial Data (page 8).

•	Management’s Discussion and Analysis of Financial Condition and Results of Operations (pages 10-28).

•	Quantitative and Qualitative Disclosures about Market Risk (page 23).

•	Financial Statements and Supplementary Data (page 29-51).

      A copy of CIB’s Annual Report on Form 10-K for the year ended December 31, 2002, CIB’s annual report for the year ended December 31, 2002 and CIB’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 are delivered together with this document.

      You should rely only on the information contained in, delivered with or referred to in this document. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this joint proxy statement-prospectus is accurate as of any date other than the date on the front of the document.

      Any statement contained in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this document.

      In addition, Humboldt filed a registration statement on Form S-4 to register with the SEC the Humboldt common stock to be issued to CIB’s shareholders in the merger, and this document constitutes a prospectus for Humboldt common stock as well as a joint proxy statement of CIB and Humboldt. This joint proxy statement-prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to the merger and the securities offered hereby, reference is made to the registration statement and the exhibits filed as part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the SEC mentioned above.

      You may request a copy of any of these filings at no cost, by writing or telephoning the filing company at the addresses and phone numbers set forth below:

Humboldt Bancorp
Patrick J. Rusnak
2998 Douglas Boulevard, Suite 330
Roseville, California 95661
(916) 783-2812

California Independent Bancorp
Kevin R. Watson
1227 Bridge Street, Suite C
Yuba City, California 95991
(530) 674-6025

APPENDIX A

AGREEMENT AND PLAN OF MERGER

dated as of August 11, 2003
by and between
HUMBOLDT BANCORP
and
CALIFORNIA INDEPENDENT BANCORP

ARTICLE I CERTAIN DEFINITIONS
1.01.	Certain Definitions	A-1

ARTICLE II THE MERGER
2.01.	The Merger	A-6
2.02.	Effective Date and Effective Time	A-6

ARTICLE III CONSIDERATION; EXCHANGE PROCEDURES
3.01.	Effect on Capital Stock	A-7
3.02.	Conversion of Company Common Stock	A-7
3.03.	Election and Proration Procedures	A-8
3.04.	Rights as Shareholders; Stock Transfers	A-10
3.05.	No Fractional Shares	A-10
3.06.	Exchange Procedures	A-10
3.07.	Anti-Dilution Provisions	A-11
3.08.	Dissenters’ Rights	A-12
3.09.	Company Stock Options	A-12

ARTICLE IV ACTIONS PENDING ACQUISITION
4.01.	Forbearances of the Company	A-13
4.02.	Forbearances of Parent	A-15

ARTICLE V REPRESENTATIONS AND WARRANTIES
5.01.	Disclosure Schedules	A-16
5.02.	Standard	A-16
5.03.	Representations and Warranties of the Company	A-16
5.04.	Representations and Warranties of Parent	A-24

ARTICLE VI COVENANTS
6.01.	Reasonable Best Efforts	A-27
6.02.	Shareholder Approval	A-28
6.03.	Registration Statement	A-28
6.04.	Press Releases	A-29
6.05.	Access; Information	A-29
6.06.	Affiliates	A-30
6.07.	Stock De-listing	A-30
6.08.	Acquisition Proposals	A-30
6.09.	Nasdaq Listing	A-30
6.10.	Regulatory Applications	A-30
6.11.	Indemnification	A-31
6.12.	Benefit Plans	A-32
6.13.	Non-Competition Agreements	A-32

A-i

6.14.	Notification of Certain Matters	A-32
6.15.	Human Resources Issues	A-32
6.16.	Assistance with Third-Party Agreements	A-32
6.17.	Bank Merger	A-33
6.18.	Shareholder Agreements	A-33
6.19.	Additional Agreements	A-33
6.20.	Pre-Closing Adjustments	A-34
6.21.	Tax Treatment of the Merger	A-34
6.22.	Non-Solicitation Agreement	A-34
6.23.	Appointment to Parent Board	A-34
6.24.	Rights Agreement	A-34
6.25.	Section 16 Matters	A-34
6.26.	WARN Act and California Labor Code § 1400-1408	A-35
6.27.	Certain Additional Payments	A-35

ARTICLE VII CONDITIONS TO CONSUMMATION OF THE MERGER
7.01.	Conditions to Each Party’s Obligation to Effect the Merger	A-35
7.02.	Conditions to Obligation of the Company	A-36
7.03.	Conditions to Obligation of Parent	A-36

ARTICLE VIII TERMINATION
8.01.	Termination	A-38
8.02.	Effect of Termination and Abandonment	A-39

ARTICLE IX MISCELLANEOUS
9.01.	Survival	A-40
9.02.	Waiver; Amendment	A-40
9.03.	Counterparts	A-40
9.04.	Governing Law, Jurisdiction and Venue	A-40
9.05.	Expenses	A-41
9.06.	Notices	A-41
9.07.	Entire Understanding; No Third Party Beneficiaries	A-42
9.08.	Effect	A-42
9.09.	Severability	A-42
9.10.	Enforcement of the Agreement	A-42
9.11.	Interpretation	A-42

EXHIBIT A	Form of Shareholder Agreement
EXHIBIT B	Form of Non-Competition Agreement
EXHIBIT C	Form of Company Affiliate Agreement
EXHIBIT D	Form of Agreement of Merger
EXHIBIT E	Form of Non-Solicitation Agreement

A-ii

      AGREEMENT AND PLAN OF MERGER, dated as of August 11, 2003 (this “Agreement”), by and between California Independent Bancorp, a California corporation (the “Company”), and Humboldt Bancorp, a California corporation (“Parent”).

RECITALS

      A. The Company. The Company is a California corporation having its principal place of business in Yuba City, California.

      B. Parent. Parent is a California corporation, having its principal place of business in Roseville, California.

      C. Board Action. The respective Boards of Directors of Parent and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the merger of the Company with and into Parent (the “Merger”) and the merger of Feather River State Bank, a California banking corporation (“Company Bank”) with and into Humboldt Bank, a California banking corporation (“Parent Bank”) (the “Bank Merger”).

      D. Intentions of the Parties. It is the intention of the parties to this Agreement that the Merger be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

      E. Shareholder Agreements. As a condition to, and simultaneously with, the execution of this Agreement, each Shareholder (as defined herein) is entering into an agreement, in the form of Exhibit A hereto, (collectively, the “Shareholder Agreements”) pursuant to which they have agreed, among other things, to vote their shares in favor of the principal terms of the Merger.

      F. Non-Competition Agreements. As a condition to, and simultaneously with, the execution of this Agreement, each non-employee director of the Company is entering into a non-competition agreement with Parent in the form of Exhibit B, hereto (collectively, the “Non-Competition Agreements”).

      G. Non-Solicitation Agreements. As a condition to, and simultaneously with, the execution of this Agreement, each of John I. Jelavich, Kevin R. Watson, Douglas R. Marr and Kenneth M. Anderson is entering into a non-solicitation agreement substantially in the form of Exhibit E hereto (collectively, the “Non-Solicitation Agreements”).

      NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

      1.01.     Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

      “Acknowledgment and Waiver” has the meaning set forth in Section 3.09(a).

      “Acquisition Proposal” has the meaning set forth in Section 6.08.

      “Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

      “Agreement of Merger” means the agreement of merger to be filed with the California Secretary of State substantially in the form attached hereto as Exhibit D.

      “Bank Insurance Fund” means the Bank Insurance Fund maintained by the FDIC.

      “Bank Merger” has the meaning set forth in the Recitals to this Agreement.

      “Bank Secrecy Act” means the Currency and Foreign Transaction Reporting Act (31 U.S.C. Section 5311 et seq.) as amended.

      “Benefit Plans” has the meaning set forth in Section 5.03(m).

      “Business Combination” has the meaning set forth in Section 3.07.

      “Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of California are authorized or obligated to close.

      “Cash Consideration” has the meaning set forth in Section 3.02(a).

      “Cash Election” has the meaning set forth in Section 3.03(a).

      “Cash Election Number” has the meaning set forth in Section 3.03(c).

      “Cash Election Shares” has the meaning set forth in Section 3.03(d).

      “Cash Pool” has the meaning set forth in Section 3.02(c).

      “CGCL” means the California General Corporation Law.

      “Closing Date” means the date on which the Effective Time of the Merger occurs.

      “Closing Price” has the meaning set forth in Section 3.03(d).

      “Code” has the meaning set forth in the Recitals to this Agreement.

      “Combination Cash Election” has the meaning set forth in Section 3.03(a).

      “Combination Consideration” has the meaning set forth in Section 3.02(a).

      “Combination Stock Election” has the meaning set forth in Section 3.03(a).

      “Community Reinvestment Act” means the Community Reinvestment Act of 1977 (12 U.S.C. Section 2901 et seq.), as amended.

      “Company” has the meaning set forth in the preamble to this Agreement.

      “Company Affiliates” has the meaning set forth in Section 6.06.

      “Company Articles” means the Articles of Incorporation of the Company, as amended.

      “Company Bank” has the meaning set forth in the Recitals to this Agreement.

      “Company Board” means the Board of Directors of the Company.

      “Company By-Laws” means the By-Laws of the Company.

      “Company Common Stock” means the common stock, no par value per share, of the Company.

      “Company Loan Property” has the meaning set forth in Section 5.03(o).

      “Company Meeting” has the meaning set forth in Section 6.02.

      “Company Stock Options” means the options to acquire Company Common Stock issued under the any of the Company’s Stock Option Plans.

      “Company Stock Option Plans” means the Feather River State Bank 1989 Amended and Restated Stock Option Plan, the California Independent Bancorp 1996 Stock Option Plan and the California Independent Bancorp 2000 Stock Option Plan.

      “Company Subsidiary” has the meaning set forth in Section 5.03(c).

      “Costs” has the meaning set forth in Section 6.11(a).

      “Decline Adjustment” has the meaning set forth in Section 8.01(g).

      “Derivatives Contract” has the meaning set forth in Section 5.03(q).

      “DFI” means the California Department of Financial Institutions.

      “Disclosure Schedule” has the meaning set forth in Section 5.01.

      “Dissenters’ Shares” has the meaning set forth in Section 3.01(c).

      “Dissenting Shareholder” means any holder of Dissenters’ Shares.

      “Effective Date” has the meaning set forth in Section 2.02.

      “Effective Time” has the meaning set forth in Section 2.02.

      “Election” has the meaning set forth in Section 3.03(a).

      “Election Deadline” has the meaning set forth in Section 3.03(b).

      “Election Form” has the meaning set forth in Section 3.03(a).

      “Election Form Record Date” has the meaning set forth in Section 3.03(a).

      “Employees” has the meaning set forth in Section 5.03(m).

      “Environmental Laws” has the meaning set forth in Section 5.03(o).

      “Equal Credit Opportunity Act” means the Equal Credit Opportunity Act (15 U.S.C. Section 1691 et seq.) as amended.

      “ERISA” means the Employee Retirement Income Security Act of 1974 (29 U.S.C. 1010 et seq.), as amended.

      “ERISA Affiliate” has the meaning set forth in Section 5.03(m).

      “Exchange Act” means the Securities Exchange Act of 1934 (15 U.S.C. 78a et seq.), as amended, and the rules and regulations thereunder.

      “Exchange Agent” has the meaning set forth in Section 3.03(a).

      “Exchange Fund” has the meaning set forth in Section 3.06(a).

      “Fair Housing Act” means the Fair Housing Act (420 U.S.C. Section 3601 et seq.), as amended.

      “FDIC” means the Federal Deposit Insurance Corporation.

      “Federal Reserve Act” means the Federal Reserve Act, as amended.

      “Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

      “Final Index” has the meaning set forth in Section 8.01(g).

      “GAAP” means generally accepted accounting principles.

      “Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

      “Hazardous Substance” has the meaning set forth in Section 5.03(o).

      “Home Mortgage Disclosure Act” means the Home Mortgage Disclosure Act (12 U.S.C. Section 2801 et seq.), as amended.

      “Indemnified Party” has the meaning set forth in Section 6.11(a).

      “Index” has the meaning set forth in Section 8.01(g).

      “Initial Index” has the meaning set forth in Section 8.01(g).

      “Insurance Amount” has the meaning set forth in Section 6.11(b).

      “Insurance Policies” has the meaning set forth in Section 5.03(s).

      “Knowledge” of the Company, the Company Bank, Parent or Parent Bank, as the case may be, means to the actual knowledge after reasonable investigation of any director or any executive officer of the Company, the Company Bank, Parent or the Parent Bank, as the case may be, or any employee of the Company, the Company Bank, Parent or Parent Bank, as the case may be, with primary responsibility for the subject matter as to which knowledge is at issue.

      “Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance.

      “Mailing Date” has the meaning set forth in Section 3.03(a).

      “Material Adverse Effect” means, with respect to Parent or the Company, any effect, circumstance, occurrence or change that (i) is material and adverse to the financial position, results of operations or business of Parent and its Subsidiaries taken as a whole or the Company and its Subsidiaries taken as a whole, as the case may be, or (ii) would materially impair the ability of either Parent or the Company, respectively, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by Governmental Authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles and (d) changes in economic conditions affecting financial institutions generally, except to the extent such changes disproportionately affect Parent and its Subsidiaries or the Company and its Subsidiaries, as the case the may be.

      “Merger” has the meaning set forth in the Recitals to this Agreement.

      “Merger Consideration” has the meaning set forth in Section 2.01(a).

      “Minimum Percentage” has the meaning set forth in Section 3.03(d).

      “Nasdaq” means The Nasdaq Stock Market, Inc.’s National Market System.

      “National Labor Relations Act” means the National Labor Relations Act, as amended.

      “Non-Competition Agreements” has the meaning set forth in the Recitals to this Agreement.

      “Non-Solicitation Agreements” has the meaning set forth in the Recitals to this Agreement.

      “Parent” has the meaning set forth in the preamble to this Agreement.

      “Parent Bank” has the meaning set forth in the Recitals to this Agreement.

      “Parent Board” means the Board of Directors of Parent.

      “Parent Common Stock” means the common stock, no par value per share, of Parent.

      “Parent Measuring Price” has the meaning set forth in Section 8.01(g).

      “Parent Meeting” has the meaning set forth in Section 6.02.

      “Parent 2004 Annual Meeting” has the meaning set forth in Section 6.23.

      “Parent Subsidiary” has the meaning set forth in Section 5.04(c).

      “Pension Plan” has the meaning set forth in Section 5.03(m).

      “Per Share Consideration” has the meaning set forth in Section 3.02(a).

      “Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company or unincorporated organization.

      “Proxy Statement” has the meaning set forth in Section 6.03(a).

      “Registration Statement” has the meaning set forth in Section 6.03(a).

      “Regulatory Authorities” has the meaning set forth in Section 5.03(i).

      “Regulatory Filings” has the meaning set forth in Section 5.03(g).

      “Replacement Option” has the meaning set forth in Section 3.09(a).

      “Rights” means, with respect to any Person, the stock options, stock appreciation rights, warrants and any other securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any other instrument the value of which is determined in whole or in part by reference to the market price or value of, the capital stock of such Person.

      “Rights Agreement” has the meaning set forth in 5.03(b).

      “SEC” means the United States Securities and Exchange Commission.

      “SEC Documents” has the meaning set forth in Section 5.03(g).

      “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

      “Shareholder” means each of John L. Dowdell, Harold M. Eastridge, William H. Gilbert, John I. Jelavich, Alfred G. Montna, Donald H. Livingstone, David A. Offutt, William K. Retzer and Michael C. Wheeler.

      “Shareholder Agreements” has the meaning set forth in the Recitals to this Agreement.

      “Stock Consideration” has the meaning set forth in Section 3.02(a).

      “Stock Election” has the meaning set forth in Section 3.03(a).

      “Stock Election Number” has the meaning set forth in Section 3.03(c).

      “Stock Election Shares” has the meaning set forth in Section 3.03(d).

      “Subsidiary” and “Significant Subsidiary” have the meanings ascribed to those terms in Rule 1-02 of Regulation S-X of the SEC.

      “Tax” and “Taxes” mean all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, imposed by any taxing authority whether arising before, on or after the Effective Date, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

      “Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with any taxing authority including, without limitation, any documentation required to be filed with any taxing authority or to be retained in respect of information reporting requirements imposed by the Code or any similar foreign, state or local law.

      “Treasury Shares” has the meaning set forth in Section 3.01(d).

      “Undesignated Shares” has the meaning set forth in Section 3.03(a).

      “USA Patriot Act” means the USA Patriot Act (Pub. L. No. 107 56).

ARTICLE II

THE MERGER

      2.01.     The Merger. (a) The Combination. At the Effective Time, the Company shall merge with and into Parent, the separate corporate existence of the Company shall cease and Parent shall survive and continue to exist as a California corporation. After consultation with the Company, Parent may, at any time prior to the Effective Time (including, to the extent permitted by applicable law, after the Company’s shareholders have approved the principal terms of the Merger) change the method of effecting the acquisition of the Company and Company Bank (including, without limitation, the provisions of this Article II and including, without limitation, by electing not to merge the Company or Company Bank with Parent or any of its existing Subsidiaries, but rather with a merger subsidiary of Parent) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Company Common Stock as provided for in this Agreement (the “Merger Consideration”), (ii) adversely affect the tax treatment of the Company’s shareholders as a result of receiving the Merger Consideration, (iii) materially impede or delay consummation of the transactions contemplated by this Agreement, (iv) otherwise be materially prejudicial to the interests of the shareholders of the Company or (v) without the consent of the Company, which consent will not be unreasonably withheld, alter or change the regulatory approval process.

      (b) Articles of Incorporation and By-Laws. The articles of incorporation and by-laws of Parent immediately after the Effective Time shall be those of Parent as in effect immediately prior to the Effective Time.

      (c) Directors and Officers of Parent. Subject to Section 6.23, the Parent Board immediately after the Effective Time will have no fewer than thirteen and no more than sixteen members, three of whom will have been directors of the Company Board immediately prior to the Effective Time. The officers of Parent immediately after the Effective Time shall be the officers of Parent immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified.

      (d) Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in §1107 of the CGCL, including any regulations or rules promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company shall vest in Parent, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company shall become the debts, liabilities, obligations, restrictions, disabilities and duties of Parent.

      2.02.     Effective Date and Effective Time. On such date as Parent selects (and promptly provides notice thereof to Company), which shall be within five Business Days after the last to occur of the expiration of all applicable waiting periods in connection with approvals of Governmental Authorities and the receipt of all approvals of Governmental Authorities and all conditions to the consummation of the Merger are satisfied or waived, or on such earlier or later date as may be agreed in writing by the parties, the Agreement of Merger shall be filed with the California Secretary of State, in accordance with all appropriate legal requirements together with such certificates or other documents executed as may be required by law, and the Merger provided for herein shall become effective upon such filing. The date of such filing is herein called the “Effective Date.” The “Effective Time” of the Merger shall be the time of such filing.

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

      3.01     Effect on Capital Stock. Subject to the other provisions of this Article III, at the Effective Time of the Merger, by virtue of the Merger and without any additional action on the part of the holders of shares of Parent Common Stock:

(a) Parent Common Stock. Each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of Parent, and shall not be affected by the Merger;

(b) Company Common Stock. Each share of Company Common Stock, issued and outstanding immediately prior to the Effective Time of the Merger (other than Dissenters’ Shares and Treasury Shares, as defined below) shall be converted into the right to receive either Parent Common Stock or cash as provided in Section 3.02(a);

(c) Dissenter’s Shares. All shares of Company Common Stock that are “dissenting shares” within the meaning of CGCL §1300 (“Dissenters’ Shares”) shall not be converted into or represent a right to receive Parent Common Stock or cash hereunder unless and until such shares have lost their status as dissenting shares under CGCL §1300, at which time such shares shall either be converted into cash or Parent Common Stock pursuant to Section 3.08; and

(d) Cancellation of Certain Shares. Any shares of Company Common Stock held directly or indirectly by Parent or the Company, other than those held in a fiduciary capacity or as a result of debts previously contracted (“Treasury Shares”), shall be cancelled and retired at the Effective Time of the Merger and no consideration shall be issued in exchange therefor.

      3.02.     Conversion of Company Common Stock.

      (a) Subject to the other provisions of this Article III, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time of the Merger (other than Dissenters’ Shares and Treasury Shares) shall, by virtue of the Merger, be converted into the right to receive, at the election of the holder thereof as provided in Section 3.03, either (i) cash (the “Cash Consideration”) in an amount equal to the Per Share Consideration or (ii) a number of shares of Parent Common Stock (the “Stock Consideration”) equal to the Per Share Consideration divided by the Parent Measuring Price. The Per Share Consideration (the “Per Share Consideration”) shall be determined as follows:

(i) In the event that the Parent Measuring Price is greater than or equal to $15.30, the Per Share Consideration shall be equal to the sum of (x) 1.3922 multiplied by the Parent Measuring Price and (y) $14.20;

(ii) In the event that the Parent Measuring Price is less than or equal to $14.12, the Per Share Consideration shall be equal to the sum of (x) 1.5085 multiplied by the Parent Measuring Price and (y) $14.20; and

(iii) In the event that the Parent Measuring Price is greater than $14.12 and less than $15.30, the Per Share Consideration shall be equal to $35.50.

A shareholder may elect to receive a combination of cash and Parent Common Stock (the “Combination Consideration”) in exchange for his or her shares of Company Common Stock; provided, however, that with respect to each individual share of Company Common Stock held, a shareholder must elect to receive either all cash or all Parent Common Stock.

      (b) At the Effective Time of the Merger, the stock transfer books of the Company shall be closed as to holders of Company Common Stock immediately prior to the Effective Time of the Merger and no transfer of Company Common Stock by any such holder shall thereafter be made or recognized. If, after the Effective Time of the Merger, certificates representing shares of Company Common Stock are properly presented in accordance with Article III of this Agreement to the Exchange Agent (as defined in Section 3.03), such certificates shall be cancelled and exchanged for certificates representing the number of whole shares of Parent Common Stock into which such shares were converted, if any, and/or a check representing the amount of cash, if any, into which the Parent Common Stock represented thereby was converted in the Merger, plus any payment for a fractional share of Parent Common Stock.

      3.03.     Election and Proration Procedures.

      (a) Election Forms and Types of Elections. An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Company Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent selected by Parent (the “Exchange Agent”)) in such form and substance as designated by Parent and reasonably acceptable to the Company (the “Election Form”) shall be mailed at Parent’s expense no less than forty days prior to the Effective Time of the Merger or on such other date as Parent and the Company shall mutually agree (the “Mailing Date”) to each holder of record of Company Common Stock as of a date of Parent’s choice which is at least three Business Days prior to the Mailing Date (the “Election Form Record Date”). Parent shall make available one or more Election Forms as may be reasonably requested by all persons who become holders of Company Common Stock after the Election Form Record Date and prior to the Election Deadline (as defined herein), and the Company shall promptly provide or cause to be provided to the Exchange Agent all information reasonably necessary for the Exchange Agent to perform its obligations as specified herein. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to elect (an “Election”) to receive either (i) Parent Common Stock (a “Stock Election”) with respect to all of such holder’s shares of Company Common Stock, (ii) cash (a “Cash Election”) with respect to all of such holder’s shares of Company Common Stock, or (iii) Parent Common Stock in exchange for a specified number of shares of Company Common Stock (a “Combination Stock Election”) and cash in exchange for a specified number of shares of Company Common Stock (a “Combination Cash Election”). Any shares of Company Common Stock (other than Dissenters’ Shares or Treasury Shares) with respect to which the holder (or indirectly the beneficial owner) shall not have submitted to the Exchange Agent an effective, properly completed Election Form, which was received prior to the Election Deadline, shall be deemed to be “Undesignated Shares” hereunder.

      (b) Proper and Timely Election. Any Election shall have been properly made and effective only if the Exchange Agent shall have actually received a properly completed Election Form by 5:00 P.M. Pacific Time on the first Business Day prior to the Closing Date (or such other time and date as the Company and Parent may mutually agree) (the “Election Deadline”). An Election Form shall be deemed properly completed only if an Election is indicated for each share of Company Common Stock covered by such Election Form and if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Company Common Stock covered by such Election Form, together with duly executed transmittal materials included in or required by the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall automatically become Undesignated Shares unless and until a new Election is properly and timely made with respect to such shares on or before the Election Deadline, and Parent shall cause the certificates representing such shares of Company Common Stock to be promptly returned without charge to the person submitting the revoked Election Form upon written request to that effect from the holder who submitted such Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any decisions of Parent and Company required by the Exchange Agent and made in good faith in determining such matters shall be binding and conclusive. Neither Parent nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

      (c) Allocation. Notwithstanding anything in this Agreement to the contrary, the number of shares of Company Common Stock to be converted into the right to receive Cash Consideration in the Merger (the

“Cash Election Number”) shall be equal to (i) the product of the number of outstanding shares of Company Common Stock immediately prior to the Effective Time multiplied by $14.20 divided by the Per Share Consideration less (ii) the sum of (A) the number of Dissenters’ Shares, if any, and (B) the number of Treasury Shares (the “Cash Pool”). The number of shares of Company Common Stock to be converted into the right to receive Stock Consideration in the Merger (the “Stock Election Number”) shall be equal to the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time of the Merger less the sum of (i) the Cash Election Number, (ii) the number of Dissenters’ shares, if any, and (iii) the number of Treasury Shares.

      (d) Payment and Proration. As promptly as practicable but not later than five Business Days after the Effective Time of the Merger, Parent shall cause the Exchange Agent to effect the allocation among the holders of Company Common Stock of rights to receive Parent Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(i) In the event that the aggregate number of shares of Company Common Stock in respect of which Cash Elections and Combination Cash Elections have been made (collectively, the “Cash Election Shares”) exceeds the Cash Election Number, all shares in respect of which Stock Elections and Combination Stock Elections have been made (the “Stock Election Shares”) and all Undesignated Shares in respect of which Stock Elections are deemed to have been made (it being understood that in such case all Undesignated Shares shall be deemed to be shares in respect of which Stock Elections have been made) shall be converted into the right to receive Stock Consideration, and all Cash Election Shares shall be converted into the right to receive Stock Consideration or Cash Consideration in the following manner:

(A) Cash Election Shares shall be deemed converted to Stock Election Shares, on a pro-rata basis for each record holder of shares of Company Common Stock with respect to those shares, if any, of such record holder that are Cash Election Shares, so that the number of Cash Election Shares so converted, when added to the existing Stock Election Shares, shall equal as closely as practicable the Stock Election Number, and all such Cash Election Shares so converted shall be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests); and

(B) any remaining Cash Election Shares shall be converted into the right to receive Cash Consideration.

(ii) In the event that the aggregate number of Stock Election Shares exceeds the Stock Election Number, all Cash Election Shares and all Undesignated Shares in respect of which Cash Elections are deemed to have been made (it being understood that in such case all Undesignated Shares shall be deemed to be shares in respect of which Cash Elections have been made) shall be converted into the right to receive Cash Consideration, and all Stock Election Shares shall be converted into the right to receive Stock Consideration or Cash Consideration in the following manner:

(A) Stock Election Shares shall be deemed converted into Cash Election Shares, on a pro-rata basis for each record holder of shares of Company Common Stock with respect to those shares, if any, of such record holder that are Stock Election Shares, so that the number of Stock Election Shares so converted, when added to the existing Cash Election Shares, shall equal as closely as practicable the Cash Election Number, and all such Shares so converted shall be converted into the right to receive Cash Consideration; and

(B) the remaining Stock Election Shares shall be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests).

(iii) In the event that neither clause (i) nor clause (ii) of this Section 3.03(d) is applicable, Undesignated Shares shall be deemed Stock Election Shares such that the total number of Stock Election Shares equals the Stock Election Number and any remaining Undesignated Shares shall be deemed Cash Election Shares and (A) all Cash Election Shares and all Undesignated Shares in respect of which Cash Elections are deemed to have been made shall be converted into the right to receive Cash Consideration, and (B) all Stock Election Shares and all Undesignated Shares in respect of which Stock

Elections are deemed to have been made shall be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests).

(iv) Notwithstanding any other provision of this Agreement, if after applying the allocation rules set forth in the preceding subsections of this Section 3.03, the aggregate value of the Parent Common Stock that would be issued pursuant to the Merger (valued at the closing price of Parent Common Stock on the date on which the Effective Time of the Merger occurs (the “Closing Price”)) is less than 50% of the aggregate value of the total consideration (which total consideration shall include cash paid or anticipated to be paid to Dissenting Shareholders) to be paid in exchange for Company Common Stock (the “Minimum Percentage”), Parent and Company shall be authorized to reallocate, in good faith and in such a manner as they reasonably determine to be fair and equitable, shares of Parent Common Stock and cash among the holders of Company Common Stock, or to vary the number of shares of Parent Common Stock to be issued in the Merger, in a manner such that the number of shares of Parent Common Stock to be issued in the Merger shall not represent less than the Minimum Percentage.

      (e) Calculations. Any calculation of a portion of a share of Parent Common Stock shall be rounded to the nearest ten-thousandth of a share, and any cash payment shall be rounded to the nearest cent.

      3.04.     Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, shareholders of the Company other than to receive the consideration provided under this Article III. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock.

      3.05.     No Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Parent Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Parent shall pay to each holder of Company Common Stock who would otherwise be entitled to a fractional share of Parent Common Stock (after taking into account all certificates of Company Common Stock delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction by the Parent Measuring Price. No holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional share of Parent Common Stock.

      3.06.     Exchange Procedures. (a) Exchange Agent. No later than the Effective Time of the Merger, Parent shall deposit with the Exchange Agent certificates representing the number of shares of Parent Common Stock issuable in the Merger and the amount of cash payable in the Merger (the “Exchange Fund”). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto.

      (b) Exchange of Certificates and Cash. After completion of the allocation procedure set forth in Section 3.03, each holder of a certificate formerly representing shares of Company Common Stock (other than Dissenters’ Shares or Treasury Shares) who surrenders or has surrendered such certificate (or customary affidavits and indemnification regarding the loss or destruction of such certificate), together with duly executed transmittal materials included in or required by the Election Form, to the Exchange Agent shall, upon determination of due execution thereof, be entitled to a certificate representing Parent Common Stock and/or cash into which the shares of Company Common Stock shall have been converted pursuant hereto, as well as cash in lieu of any fractional shares of Parent Common Stock to which such holder would otherwise be entitled. The Exchange Agent shall accept such certificate representing shares of Company Common Stock upon compliance with such reasonable and customary terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal practices. Until surrendered as contemplated by this Section 3.06, each certificate representing shares of Company Common Stock shall be deemed from and after the Effective Time of the Merger to evidence only the right to receive cash and/or Parent Common Stock, as the case may be, upon such surrender. Parent shall not be obligated to deliver the consideration to which any former holder of Company Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing shares of Company Common Stock for exchange as provided in this Article III. If any certificate for shares of Company Common Stock, or any check representing cash and/or declared but unpaid dividends, is to be issued in a name other than that in which a certificate surrendered for exchange is issued, the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable.

      (c) Affiliates. Certificates surrendered for exchange by any person constituting an “affiliate” of the Company for purposes of Rule 145 under the Securities Act shall not be exchanged for certificates representing whole shares of Parent Common Stock until Parent has received a written agreement from such person as provided in Section 6.06.

      (d) No Liability. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

      (e) Voting and Dividends. Former shareholders of record of the Company shall not be entitled to vote after the Effective Time of the Merger at any meeting of Parent shareholders until such holders have exchanged their certificates representing Company Common Stock for certificates representing Parent Common Stock in accordance with the provisions of this Agreement. Until surrendered for exchange in accordance with the provisions of this Section 3.06, each certificate theretofore representing shares of Company Common Stock (other than Dissenters’ Shares and Treasury Shares) shall from and after the Effective Time of the Merger represent for all purposes only the right to receive shares of Parent Common Stock, cash in lieu of fractional shares and/or cash, as set forth in this Agreement. No dividends or other distributions declared or made after the Effective Time of the Merger with respect to Parent Common Stock with a record date after the Effective Time of the Merger shall be paid to the holder of any unsurrendered certificate of Company Common Stock with respect to the shares of Parent Common Stock represented thereby, until the holder of such certificate of Company Common Stock shall surrender such certificate. Subject to the effect of applicable laws, following surrender of any such certificates of Company Common Stock for which shares of Parent Common Stock are to be issued, there shall be paid to the holder of the certificates without interest, (i) the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.05 and the amount of dividends or other distributions with a record date after the Effective Time of the Merger theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time of the Merger but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock.

      (f) Unclaimed Portion of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for six months after the Effective Time shall be paid to Parent. Any shareholders of the Company who have not theretofore complied with this Article III shall thereafter look only to Parent for payment of the shares of Parent Common Stock, cash in lieu of any fractional shares and unpaid dividends and distributions on Parent Common Stock deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

      (g) Withholding Rights. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

      3.07.     Anti-Dilution Provisions. In the event Parent or the Company changes (or establishes a record date for changing) the number of shares of Parent Common Stock or Company Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Parent Common Stock or Company Common Stock, as the case may be, and the record date therefor shall be prior to the Effective Date, the amount of Cash Consideration and Stock Consideration per share shall be proportionately adjusted. If, between the date hereof and the Effective Time, Parent shall merge, be acquired or consolidate with, by or into any other corporation (a “Business Combination”) and the terms thereof shall provide that Parent Common Stock shall be converted into or exchanged for the shares of any other corporation or entity, then provision shall be made as part of the terms of such Business Combination so that shareholders of the Company who would be entitled to receive shares of Parent Common Stock pursuant to this Agreement shall be entitled to receive, in lieu of each share of Parent Common Stock issuable to such shareholders as provided herein, the same kind and amount of securities or assets as shall be distributable upon such Business Combination with respect to one share of Parent Common Stock (provided that nothing herein shall be construed so as to release the acquiring entity in any such Business Combination from its obligations under this Agreement as the successor to Parent).

      3.08.     Dissenters’ Rights. (a) Any Dissenting Shareholder who shall be entitled to be paid the value of such shareholder’s shares of Company Common Stock, as provided in Section 1300 of the CGCL, shall not be entitled to Merger Consideration in respect thereof provided for under Section 3.01 unless and until such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such Dissenting Shareholder’s right to dissent from the Merger under the CGCL, and shall be entitled to receive only the payment provided for by Section 1300 of the CGCL with respect to such Dissenters’ Shares.

      (b) If any Dissenting Shareholder shall fail to perfect or shall have effectively withdrawn or lost such right to dissent, each share of Company Common Stock of such Dissenting Shareholder shall be deemed to be an Undesignated Share and shall be converted at Parent’s discretion into the right to receive the Cash Consideration or the Stock Consideration.

      3.09.     Company Stock Options. (a) Subject to paragraph (b) below of this Section 3.09 and the immediately following proviso, at the Effective Time, Parent will assume each Company Stock Option Plan, and each unexercised Company Stock Option thereunder shall thereupon be converted into an option to acquire the number of shares of Parent Common Stock, on the same terms and conditions (except that vesting of each unvested Company Stock Option shall be accelerated such that all such options are fully vested prior to the Effective Time) as were applicable under such Company Stock Option, equal to the number of shares of Company Common Stock subject to the Company Stock Option multiplied by the Stock Consideration (a “Replacement Option”), rounded up or down to the nearest whole share, at an exercise price per share (rounded to the nearest whole cent) to be determined by dividing the per share exercise price under the related Company Stock Option by the Stock Consideration; provided, however, that such acceleration and conversion is subject to receipt by Parent, at least five business days prior to the Effective Time, of a written acknowledgement and waiver (in form and substance reasonably acceptable to Parent) from each holder of a Company Stock Option (i) confirming the number of Replacement Options (or cash amount pursuant to Section 3.09(c)), (ii) releasing the Company, Parent and their respective officers and directors, from any and all claims relating to the loss of “incentive stock option” qualification with respect to the options, (iii) authorizing the withholding of all applicable taxes and (iv) such other matters as reasonably requested by Parent (an “Acknowledgment and Waiver”); provided, further, that Parent shall have no obligation to assume the Company Stock Options of a holder who fails to deliver such Acknowledgement and Waiver and the Company shall take, or cause to be taken, all actions necessary to cause such holder’s unexercised Company Stock Options to terminate as of the Effective Time. Prior to the Effective Time, the Company shall take all actions necessary with respect to the Company Stock Option Plans and Company Stock Options to permit the assumption of such Plans and Options by Parent pursuant to this Section 3.09.

      (b) The Company may amend or modify the Company Stock Option Plans and the Company Stock Options to provide that (i) the Company may, at its election prior to the Effective Time, terminate a holder’s unexercised Company Stock Options by paying an amount equal to the product of (x) the positive difference between the Per Share Consideration and the per share exercise price of such option and (y) the applicable number of such unexercised Company Stock Options, and (ii) to extend the exercise period of an unexercised Company Stock Option upon termination of a holder’s employment or directorship in connection with a change of control of the Company; provided, however, that the Company and Parent shall consult with each other and cooperate in good faith to agree upon the text of the actual plan amendment or amendments;

provided, further, that if, in the judgment of Parent, any such amendment or modification requires the approval of the Company’s shareholders, the Company shall take all action necessary to obtain such approval and the amendment or modification shall be null and void in the absence of such approval.

      (c) To the extent permitted by the applicable Company Stock Option Plan and the Company Stock Option, at or prior to the Effective Time, the Company may, at its election, terminate a holder’s unexercised Company Stock Options by paying an amount equal to the product of (i) the positive difference between the per share Cash Consideration and the per share exercise price of such option and (ii) the applicable number of unexercised Company Stock Options; provided, however, that the payment of such amount shall be conditioned on the receipt by the Company of an Acknowledgement and Waiver. Any cash paid by Company at its election to terminate an unexercised Company Stock Option shall not reduce the Cash Pool.

      (d) Within five Business Days of the Effective Time, Parent will file a registration statement on Form S-8 registering the Parent Common Stock underlying the Company Stock Options, unless Parent is relying on an applicable exemption from registration under the Securities Act.

ARTICLE IV

ACTIONS PENDING ACQUISITION

      4.01.     Forbearances of the Company. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Parent, which consent will not be unreasonably withheld, the Company will not, and will not permit any Company Subsidiary to:

(a) Ordinary Course. Conduct the business of the Company or of any Company Subsidiary other than in the ordinary and usual course or fail to use its best efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing goodwill and relations with customers, suppliers, employees and business associates, take any action reasonably likely to have an adverse effect on the ability of the Company, the Company Bank, Parent or Parent Bank to perform any of their material obligations on a timely basis under this Agreement, or take any action that could reasonably be expected to have a Material Adverse Effect on the Company or on any Company Subsidiary.

(b) Capital Stock. Other than pursuant to the Rights set forth in Schedule 4.01(b) of the Disclosure Schedule and outstanding on the date hereof (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock or any Rights, (ii) enter into any agreement with respect to the foregoing or (iii) permit any additional shares of stock to become subject to grants of employee or director stock options, other Rights or similar stock-based employee rights.

(c) Dividends; Etc. Other than the Company’s declaration and payment of quarterly dividends in the amount of $0.125 per share and in a manner consistent with past practice, (i) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of stock or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(d) Compensation; Employment Agreements; Etc. Enter into, renew, make any new grants of awards under, amend or otherwise modify any employment, consulting, severance or similar agreements or arrangements with, or grant any new stock options to, any director, officer or employee of the Company or any Company Subsidiary or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, provided that no such increase shall result in an annual adjustment of more than 5%, (ii) for other changes that are required by applicable law, (iii) to satisfy contractual obligations existing as of the date hereof and set forth in Schedule 4.01(d) of the Disclosure Schedule or (iv) for grants of awards to newly hired employees consistent with past practice.

(e) Hiring. Hire any person as an employee of the Company or any Company Subsidiary or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and set forth in Schedule 4.01(e) of the Disclosure Schedule and (ii) persons hired to fill any vacancies arising after the date hereof and whose employment is terminable at the will of the Company or any Company Subsidiary, other than any person to be hired who would have a base salary, including any guaranteed bonus or any similar bonus, considered on an annual basis of more than $50,000.

(f) Benefit Plans. Except as contemplated in Section 3.09, enter into, establish, adopt or amend (except (i) as may be required by applicable law or (ii) to satisfy contractual obligations existing as of the date hereof and set forth in Schedule 4.01(f) of the Disclosure Schedule) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of the Company or any Company Subsidiary or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

(g) Dispositions. Sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business and in a transaction that, together with all other such transactions, is not material to the Company or any Company Subsidiary.

(h) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company or any Company Subsidiary.

(i) Capital Expenditures. Except as set forth in Schedule 4.01(i) of the Disclosure Schedule, make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $20,000 individually or $100,000 in the aggregate.

(j) Governing Documents. Amend the Company Articles or Company By-Laws or the equivalent organizational documents of any Company Subsidiary.

(k) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as provided in Section 6.20 of this Agreement or as may be required by GAAP.

(l) Contracts. Except as set forth in Schedule 4.01(l) of the Disclosure Schedule, enter into, renew or terminate, or make any payment not then required under, any contract or agreement that calls for aggregate annual payments of $25,000 or more and which is not terminable at will or with 60 days or less notice without payment of a premium or penalty, other than loans and other transactions made in the ordinary course of the banking business.

(m) Claims. Enter into any settlement or similar agreement with respect to, or take any other significant action with respect to the conduct of, any action, suit, proceeding, order or investigation to which the Company or any Company Subsidiary is or becomes a party on or after the date of this Agreement, which settlement, agreement or action involves payment by the Company or any Company Subsidiary of an amount, individually or for all such settlements, that exceeds $25,000 and/or would impose any material restriction on the business of any Company Subsidiary or create precedent for claims that are reasonably likely to be material to the Company or any Company Subsidiary.

(n) Adverse Actions. Knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement except as may be required by applicable law or regulation.

(o) Risk Management. Except as required by applicable law or regulation or the Federal Reserve Board, the FDIC or the DFI, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(p) Indebtedness. Incur any indebtedness for borrowed money (other than deposits and Federal Funds borrowings) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person.

(q) Loans. Make any loan or loan commitment (other than a renewal or extension of an existing loan) to any Person which would, when aggregated with all outstanding loans, commitments for loans or renewals or extensions thereof made to such Person and any affiliate or immediate family member of such Person, exceed $1,000,000 without submitting complete loan package information to the chief credit officer of Parent for review with a right of comment at least two full Business Days prior to taking such action.

(r) Investments. Other than in the ordinary course of business consistent with past practice in individual amounts not to exceed $250,000, make any investment either by contributions to capital, property transfers or purchase of any property or assets of any Person; provided, however, that in the case of investment securities, the Company or any Company Subsidiary may purchase investment securities if, within five Business Days after the Company or any Company Subsidiary requests in writing (which shall describe in detail the investment securities to be purchased and the price thereof) that Parent consent to the making of any such purchase, Parent has approved such request in writing or has not responded in writing to such request.

(s) Taxes. Settle any material audit, make or change any material tax election or method of tax accounting, file any amended Tax Return, request any private letter or similar ruling from any taxing authority, take any action which would have a Material Adverse Effect on the tax position of the Company, any Company Subsidiary or their respective successors after the Merger or take any other action with respect to Taxes that is outside the ordinary course of business or inconsistent with past practice.

(t) Commitments. Agree or commit to do any of the foregoing.

      4.02.     Forbearances of Parent. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of the Company, which consent will not be unreasonably withheld, Parent will not, and will not permit any Parent Subsidiary to:

(a) Ordinary Course. Take any action reasonably likely to have an adverse effect on the ability of Parent, Parent Bank, the Company or any Company Subsidiary to perform any of their material obligations on a timely basis under this Agreement, or take any action that could reasonably be expected to have a Material Adverse Effect on Parent or Parent Bank.

(b) Adverse Actions. Knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation.

(c) Risk Management. Except as required by applicable law or regulation or the Federal Reserve Board, the FDIC or the DFI, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(d) Commitments. Agree or commit to do any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

      5.01.     Disclosure Schedules. At least three Business Days prior to the date hereof, the Company shall have delivered to Parent a schedule (the “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or to one or more of its covenants contained in Article IV.

      5.02.     Standard. No representation or warranty of the Company or Parent contained in Section 5.03 or 5.04, respectively, shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04, has had or is reasonably likely to have a Material Adverse Effect on the party making such representation or warranty.

      5.03.     Representations and Warranties of the Company. Subject to Sections 5.01 and 5.02 and except as set forth in the corresponding sections or subsections of the Disclosure Schedule, the Company hereby represents and warrants to Parent:

(a) Organization, Standing and Authority. The Company is a corporation duly organized and validly existing under the laws of the State of California. The Company Bank is a California state-chartered banking corporation and its deposits are insured by the FDIC through the Bank Insurance Fund in the manner and to the fullest extent provided by law. The Company is duly qualified to do business and is in good standing in the State of California and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. The Company has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted. The Company has made available to Parent a complete and correct copy of the Company’s articles of incorporation and by-laws, each as amended to date.

(b) Company Capital Stock. The authorized capital stock of the Company consists solely of 20,000,000 shares of Company Common Stock, of which 2,073,911 shares are issued and outstanding. No shares of the Company Stock are held in treasury by the Company or otherwise owned directly or indirectly by the Company. The outstanding shares of Company Common Stock have been duly authorized and are validly issued and outstanding, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). There are 2,227,756 shares of Company Common Stock reserved for issuance pursuant to the Shareholder Rights Agreement, dated as of November 25, 2002, between the Company and U.S. Stock Transfer Corporation, as Rights Agent (the “Rights Agreement”). No more than 348,060 shares of Company Common Stock are issuable upon exercise of Company Stock Options or other Rights, other than as set forth in the preceding sentence. There are up to an additional 77,361 shares of Company Common Stock available for issuance under the Company Stock Option Plans. Schedule 5.03(b) of the Disclosure Schedule sets forth for each Company Stock Option and each other Right, as applicable, the name of the grantee or holder, the date of the grant, the expiration date of such Right, the type of grant, the status of the option grant as qualified or non-qualified under Section 422 of the Code if such Right is a Company Stock Option, the number of shares of Company Common Stock subject to such Right, the number and type of shares subject to such Rights that are currently exercisable and the exercise price per share. Except as set forth above, as of the date hereof, there are no shares of Company Common Stock authorized and reserved for issuance, the Company does not have any other Rights issued or outstanding with respect to Company Common Stock, and the Company does not have any commitment to authorize, issue or sell any Company Common Stock or Rights, except pursuant to this Agreement.

(c) Subsidiaries. The Company has two Subsidiaries: CIB Capital Trust and the Company Bank and the Company Bank has two subsidiaries: Yuba-Sutter Financial Services Corporation and E.P.I.

Leasing Co., Inc., (each, a “Company Subsidiary” and collectively, the “Company Subsidiaries”). The Company’s only Significant Subsidiary is the Company Bank, a California state-chartered banking corporation. The Company owns all the issued and outstanding equity securities of each of the Company Subsidiaries. No equity securities of any Company Subsidiary are or may become required to be issued by reason of any Right or otherwise. There are no contracts, commitments, understandings or arrangements by which any Company Subsidiary is or may be bound to sell or otherwise transfer any equity securities of any of the Company Subsidiaries. There are no contracts, commitments, understandings, or arrangements relating to the Company’s rights to vote or to dispose of such securities. All the equity securities of any Company Subsidiary held by the Company are fully paid, nonassessable and owned by the Company free and clear of any Liens.

(i) Except as set forth in Schedule 5.03(c)(i), the Company does not own, directly or indirectly, any equity securities or similar interests of any Person or any interests of any Person or any interest in a partnership or joint venture of any kind, other than those of the Company Subsidiaries.

(ii) The Company Bank has been duly organized and is validly existing in good standing under the laws of the State of California, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(d) Corporate Power. Each of the Company and the Company Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and the Company has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(e) Corporate Authority. Subject in the case of this Agreement to the receipt of the requisite approval of the principal terms of the Merger by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon, the Company Board, by resolutions duly adopted at a meeting duly called and held, has duly (i) determined that this Agreement and the Merger are advisable and fair to and in the best interests of the Company and its shareholders, (ii) approved this Agreement and the Merger and (iii) recommended that its shareholders approve this Agreement and the Merger and that such matter be submitted for consideration by its shareholders at a meeting of such shareholders. The Company has duly executed and delivered this Agreement and this Agreement is a valid and legally binding obligation of the Company, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f) Regulatory Approvals; No Violations. (i) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by the Company or any Company Subsidiary in connection with the execution, delivery or performance by the Company of this Agreement or to consummate the Merger or the Bank Merger except for (A) filings of applications or notices with, and approvals or waivers by, the Federal Reserve Board, the FDIC and the DFI, (B) filings with the SEC, and state securities authorities and (C) the filing of an executed Agreement of Merger substantially in the form of Exhibit D hereto with the California Secretary of State pursuant to the CGCL. As of the date hereof, the Company does not have Knowledge of any reason why the approvals set forth in this Section 5.03(f) and in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii) Subject to receipt, or the making, of the consents, approvals and filings referred to in the preceding paragraph, the expiration of related waiting periods and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby and thereby do not and will not (A) constitute a material breach or violation of, or a material default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any material law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of the Company or any Company Subsidiary or to which the Company’s or any Company Subsidiary’s properties are subject or bound, (B) constitute a breach or violation of, or a default under, the articles of incorporation or by-laws (or similar governing documents) of the Company or any Company Subsidiary or (C) require any consent or approval under any such material law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(g) Financial Reports and SEC Documents; Material Adverse Effect. (i) The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 2002 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively, Company’s “SEC Documents”) with the SEC, as of the date filed or to be filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of the Company and the Company Subsidiaries as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of the Company and the Company Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end adjustments in the case of unaudited statements that will not be material in amount or effect.

(ii) The Company and the Company Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2002 with (A) the Federal Reserve Board, (B) the FDIC, (C) the DFI and (D) any other Regulatory Authority (collectively, the “Regulatory Filings”), and all other reports and statements required to be filed by them since December 31, 2002, including, without limitation, any report or statement required to be filed pursuant to the laws of the United States or the State of California and the rules and regulations of the Federal Reserve Board, the FDIC, the DFI or any other Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, such reports, registrations and statements complied in all material respects with all the laws, rules and regulations of the applicable Regulatory Agency with which they were filed.

(iii) Since December 31, 2002, neither the Company nor any Company Subsidiary have incurred any liability other than in the ordinary course of business consistent with past practice.

(iv) Since December 31, 2002, (A) the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.03 or otherwise), has had or would reasonably be expected to have a Material Adverse Effect with respect to the Company or any Company Subsidiary.

(h) Litigation. Except as set forth in Schedule 5.03(h) of the Disclosure Schedule, no litigation, claim, action, suit, hearing, investigation or other proceeding before any court or Governmental Authority is pending against the Company or any Company Subsidiary and, to the Company’s Knowledge, no such litigation, claim, action, suit, hearing, investigation or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, claim or other proceeding.

(i) Regulatory Matters. (i) None of the Company, any Company Subsidiary, nor any of the Company’s or the Company Subsidiaries’ property is, directly or indirectly, party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it (collectively, the “Regulatory Authorities”). The Company and the Company Subsidiaries have paid all assessments made or imposed by any Regulatory Authority.

(ii) The Company and the Company Subsidiaries have not been advised by, and do not have any Knowledge of facts which could give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(j) Compliance With Laws. Each of the Company and the Company Subsidiaries:

(i) to its Knowledge, is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act and all fair lending laws and other laws relating to discriminatory business practices;

(ii) has adopted such procedures and policies as are, in the reasonable judgment of Company management, necessary or appropriate to comply with Title III of the USA Patriot Act and, to the Knowledge of the Company or any Company Subsidiary, is in such compliance;

(iii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Company’s or any Company Subsidiary’s Knowledge, no suspension or cancellation of any of them is threatened; and

(iv) has received, since December 31, 2002, no notification or communication from any Governmental Authority (A) asserting that the Company or any Company Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to the Company’s or any Company Subsidiary’s Knowledge, do any grounds for any of the foregoing exist).

(k) Consents; Material Contracts; Defaults. Other than as disclosed in Schedule 5.03(k) of the Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K with respect to such entity or (ii) that materially restricts the conduct of business by the Company or by any Company Subsidiary. Neither the Company nor any Company Subsidiary, to its Knowledge, is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. No power of attorney or similar authorization given directly or indirectly by the Company or by any Company Subsidiary is currently outstanding. Schedule 5.03(k) of the Disclosure Schedule sets forth a true and complete list of all third party consents or waivers required to be obtained so as not to be in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which the Company is a party as a result of the transactions contemplated hereby.

(l) No Brokers. The Company Board has received the written opinion of Sandler O’Neill & Partners, L.P. to the effect that as of the date hereof the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view. Except for the fees and related costs paid to Sandler O’Neill & Partners, L.P., no action has been taken by the Company that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

(m) Employee Benefit Plans. (i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company and the Company Subsidiaries (the “Employees”) and current or former directors of the Company and the Company Subsidiaries including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “Benefit Plans”), are set forth in Schedule 5.03(m) to the Disclosure Schedule. True and complete copies of all Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Plans and all amendments thereto have been provided or made available to Parent.

(ii) All Benefit Plans are in substantial compliance with ERISA, the Code and other applicable law. Each Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001, and neither the Company nor any Company Subsidiary is aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code. There is no material pending litigation or, to the Company’s or any Company Subsidiary’s Knowledge, any threatened litigation relating to the Benefit Plans. Neither the Company nor any Company Subsidiary has engaged in a transaction with respect to any Benefit Plan or Pension Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any Company Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. Neither the Company nor any Company Subsidiary has incurred or reasonably expects to incur a material tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA.

(iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by the Company or any Company Subsidiary, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). Neither the Company nor any Company Subsidiary has incurred, nor do they expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement.

(iv) All contributions required to be made under the terms of any Benefit Plan have been timely made. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. Neither the Company nor any Company Subsidiary has provided, nor is either required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(v) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan, and there has been no material change in the financial condition of such Plan since the last day of the most recent plan year.

(vi) Except as set forth in Schedule 5.03(m)(vi) to the Disclosure Schedule, neither the Company nor any Company Subsidiary has any obligations for retiree health and life benefits under any Benefit Plan. The Company and any Company Subsidiary may amend or terminate any such Benefit Plan at any time without incurring any liability thereunder.

(vii) There has been no amendment to, announcement by the Company or any Company Subsidiary relating to, or change in employee participation or coverage under, any Benefit Plan which would increase materially the expense of maintaining such plan above the level of expense incurred therefor for the most recent fiscal year. Except as set forth in Schedule 5.03(m)(vii) to the Disclosure Schedule, none of the execution of this Agreement, shareholder approval of this Agreement or consummation of the transactions contemplated by this Agreement will (A) entitle any employees of the Company or any Company Subsidiary to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Benefit Plans, (C) result in any material breach or violation of, or a material default under, any of the Benefit Plans, (D) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent to merge, amend or terminate any of the Benefit Plans or (E) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(n) Labor Matters. Neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is either the Company or any Company Subsidiary the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or such Company Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or, to the Company’s or any Company Subsidiary’s Knowledge, threatened, nor is the Company or any Company Subsidiary aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o) Environmental Matters. (i) Each of the Company and the Company Subsidiaries has complied at all times and in all material respects with applicable Environmental Laws; (ii) no real property (including buildings or other structures) currently or formerly owned or operated by either of the Company or any Company Subsidiary, or any property in which the Company or any Company Subsidiary has held a security interest, Lien or a fiduciary or management role (“Company Loan Property”), has been contaminated with, or has had any release of, any Hazardous Substance; (iii) neither the Company nor any Company Subsidiary could be deemed the owner or operator of any Company Loan Property under any Environmental Law which such Company Loan Property has been contaminated with, or has had any release of, any Hazardous Substance; (iv) neither the Company nor any Company Subsidiary is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither the Company nor any Company Subsidiary has received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law; (vi) neither the Company nor any Company Subsidiary is subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; (vii) there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving either of the Company or any Company Subsidiary, any currently or formerly owned or operated property, or any Company Loan Property, that could reasonably be expected to result in any claims, liability or investigations against either of the Company or any Company Subsidiary, result in any restrictions on the ownership, use or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any Company Loan Property and (viii) the Company has delivered to Parent copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to either of the Company or any Company Subsidiary, and any currently or formerly owned or operated property or any Company Loan Property.

As used herein, the term “Environmental Laws” means any federal, state or local law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance and the term “Hazardous Substance” means any substance in any concentration that is: (A) listed, classified or regulated pursuant to any Environmental Law, (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon or (C) any other substance which is or may be the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

(p) Tax Matters. (i) (A) All Tax Returns that are required to be filed on or before the Effective Date (taking into account any extensions of time within which to file which have not expired) by or with respect to the Company and each Company Subsidiary, have been or will be timely filed on or before the Effective Date, (B) all such Tax Returns are or will be true and complete in all material respects, (C) all Taxes owed by the Company and each Company Subsidiary have been or will be timely paid in full, (D) all deficiencies asserted or assessments made with respect to such Tax Returns have been paid in full, (E) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (A) are currently pending and (F) no waivers of statutes of limitation have been given by or requested with respect to any Taxes of the Company or any Company Subsidiary.

(ii) The Company has made available to Parent true and correct copies of the Tax Returns filed by the Company and each Company Subsidiary for each of the three most recent tax years ended on or before December 31, 2002.

(iii) Neither the Company nor any Company Subsidiary has any liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by the Regulatory Filings filed prior to the date hereof in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Regulatory Filings filed on or prior to the date hereof.

(iv) Neither the Company nor any Company Subsidiary is a party to any Tax allocation or sharing agreement, is not and has never been a member of an affiliated group filing consolidated or combined Tax Returns (other than a group the common parent of which is or was the Company) or otherwise has any liability for the Taxes of any Person.

(v) To the Knowledge of the Company or any Company Subsidiary, no closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any Company Subsidiary.

(vi) As of the date hereof, neither the Company nor any Company Subsidiary has reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(vii) (A) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transaction contemplated by this Agreement and (B) all Taxes that the Company or any Company Subsidiary is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required by applicable law, have been paid to the proper Governmental Authority or other Person.

(viii) Neither the Company nor any Company Subsidiary has been a party to any distribution during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code (or any similar provision of state, local or foreign law) applied.

(ix) The Company and each Company Subsidiary has complied in all material respects with all information reporting requirements and has retained all necessary documentation in its files to permit continued compliance with information reporting requirements.

(x) There are no liens on any of the assets of the Company or any Company Subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax.

(xi) Neither the Company nor any predecessor to the Company has made with respect to the Company or any predecessor of the Company any consent under Section 341 of the Code.

(q) Risk Management Instruments. Neither the Company nor any Company Subsidiary is a party to nor has either agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivatives contract (including various combinations thereof) (each, a “Derivatives Contract”) and neither the Company nor any Company Subsidiary owns any securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) could have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(r) Books and Records. The books and records of the Company and each of the Company Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly present the financial position of the Company and each of the Company Subsidiaries.

(s) Insurance. Schedule 5.03(s) to the Disclosure Schedule sets forth a true and complete list of all of the insurance policies, binders, or bonds maintained by the Company and each of the Company Subsidiaries (“Insurance Policies”). The Company and each of the Company Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company and each of the Company Subsidiaries reasonably have determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; the Company and each of the Company Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

(t) Trust Business. Neither the Company nor any Company Subsidiary serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor for any fiduciary accounts.

(u) Transactions With Affiliates. The Company Bank has not entered into any transactions with Affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act.

(v) Real Property. (i) Schedule 5.03(v) to the Disclosure Schedule contains a complete and correct list of (A) all real property or premises owned on the date hereof, in whole or in part by the Company and all indebtedness secured by any encumbrance thereon, and (B) all real property or premises leased or subleased in whole or in part by the Company or any Company Subsidiary and together with a list of all applicable leases and the name of the lessor. None of such premises or properties have been condemned or otherwise taken by any public authority and, to the Company’s Knowledge, no condemnation or taking is threatened or contemplated and none thereof is subject to any claim, contract or law which might affect its use or value for the purposes now made of it. None of the premises or properties of the Company is subject to any current or potential interests of third parties or other restrictions or limitations that would impair or be inconsistent in any material respect with the current use of such property by the Company.

(ii) Each of the leases referred to in the Disclosure Schedule is valid and existing and in full force and effect, and no party thereto is in material default and no notice of a claim of default by any party has been delivered to the Company or any Company Subsidiary or is now pending, and there does not exist any event that with notice or the passing of time, or both, would constitute a material default or excuse performance by any party thereto, provided that with respect to matters relating to any party other than the Company or any Company Subsidiary the foregoing representation is based on the Knowledge of the Company and the Company Subsidiaries.

(w) Title. Each of the Company and each Company Subsidiary has good title to its properties and assets (other than (i) property as to which it is lessee and (ii) real estate owned as a result of foreclosure, transfer in lieu of foreclosure or other transfer in satisfaction of a debtor’s obligation previously contracted) except (1) statutory liens not yet delinquent which are being contested in good faith by appropriate proceedings, and liens for taxes not yet due, (2) pledges of assets in the ordinary course of business to secure public deposits, (3) for those assets and properties disposed of for fair value in the ordinary course of business since the date of the Company’s call report dated as of and for the year ended December 31, 2002 and (4) defects and irregularities of title and encumbrances that do not materially impair the use thereof for the purposes for which they are held.

(x) Rights Agreement. The Company has amended the Rights Agreement to provide that Parent shall not be deemed an Acquiring Person (as defined in the Rights Agreement) and that the Rights subject to the Rights Agreement will not separate from shares of Company Common Stock or become exercisable solely as a result of entering into this Agreement or consummation of the Merger and/or the other transactions contemplated hereby.

      5.04.     Representations and Warranties of Parent. Subject to Section 5.02, Parent hereby represents and warrants to the Company as follows:

(a) Organization, Standing and Authority. Parent is a corporation duly organized and validly existing under the laws of the State of California. Parent Bank is a California state-chartered banking corporation and its deposits are insured by the FDIC through the Bank Insurance Fund in the manner and to the fullest extent provided by law. Parent is duly qualified to do business and is in good standing in the State of California and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Parent has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

(b) Parent Stock. (i) As of the date hereof, the authorized capital stock of Parent consists solely of 100,000,000 shares of Parent Common Stock, of which 12,102,802 shares are issued and outstanding as of the date hereof, and 20,000,000 shares of Parent Preferred Stock, of which no shares are outstanding as of the date hereof.

(ii) The shares of Parent Common Stock to be issued in exchange for shares of Company Common Stock in the Merger, when issued in accordance with the terms of this Agreement, and subject to the approval of such issuance by the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote thereon, will be duly authorized, validly issued, fully paid and nonassessable and the issuance thereof is not subject to any preemptive right. The shares of Parent Common Stock to be issued in exchange for shares of Company Common Stock in the Merger will be (x) issued pursuant to an effective registration statement or applicable exemption under the Securities Act, (y) issued pursuant to effective registrations or exemptions under state securities laws, as applicable and (z) listed on Nasdaq.

(c) Subsidiaries. Parent has five subsidiaries: Humboldt Bank, HB Capital Trust I, Humboldt Bancorp Statutory Trust I, Humboldt Bancorp Statutory Trust II and Bancorp Financial Services, Inc. (each, a “Parent Subsidiary” and collectively, the “Parent Subsidiaries”). Each Parent Subsidiary has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and it owns, directly or indirectly, all the issued and outstanding equity securities of each of its Significant Subsidiaries. Parent Bank has its deposits insured by the Bank Insurance Fund in the manner and to the fullest extent provided by law.

(d) Corporate Power. Each of Parent and the Parent Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Parent has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(e) Corporate Authority. Subject in the case of this Agreement to receipt of the requisite approval of the principal terms of the Merger by the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote thereon, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Parent and the Parent Board. This Agreement has been duly executed and delivered by Parent and this Agreement is a valid and legally binding agreement of Parent enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f) Regulatory Approvals; No Violations. (i) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Parent or any Parent Subsidiary in connection with the execution, delivery or performance by Parent of this Agreement or to consummate the Merger except for (A) filings of applications or notices with and approvals or waivers by the Federal Reserve Board, the FDIC and the DFI, as may be required, (B) filings with the SEC and state securities authorities, (C) the approval of the listing on Nasdaq of the Parent Common Stock to be issued in the Merger, (D) such filings as are required to be made or approvals as are required to be obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of Parent Common Stock in the Merger and (E) the filing of the Agreement of Merger with the California Secretary of State pursuant to the CGCL. As of the date hereof, Parent does not have Knowledge of any reason why the approvals set forth in Section 7.01(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii) Subject to receipt, or the making, of the consents, approvals and filings referred to in the preceding paragraph, expiration of the related waiting periods and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby do not and will not (A) constitute a material breach or violation of, or a material default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any material law, rule or regulation or any judgment, decree, order, governmental permit or license, or Agreement, indenture or instrument of Parent or any Parent Subsidiary or to which Parent’s or any Parent Subsidiary’s properties are subject or bound, (B) constitute a breach or violation of, or a default under, the articles of incorporation or by-laws (or similar governing documents) of Parent or any Parent Subsidiary or (C) require any consent or approval under any such material law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(g) Financial Reports and SEC Documents; Material Adverse Effect. (i) Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31,

2002 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively, Parent’s “SEC Documents”) with the SEC, as of the date filed or to be filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Parent and its Subsidiaries as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of Parent and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end adjustments in the case of unaudited statements that will not be material in amount or effect.

(ii) Since December 31, 2002, Parent and each Parent Subsidiary have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.04 or otherwise), would reasonably be expected to have a Material Adverse Effect with respect to Parent or any Parent Subsidiaries.

(h) Litigation. Except as previously disclosed by Parent to the Company in writing, no material litigation, claim or other proceeding before any court or governmental agency is pending against Parent or any Parent Subsidiary and, to Parent’s Knowledge, no such litigation, claim or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, claim or other proceeding.

(i) Regulatory Matters. (i) None of Parent, any Parent Subsidiary, nor any of Parent’s or Parent Subsidiary’s property is, directly or indirectly, party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority. Parent and Parent Subsidiaries have paid all assessments made or imposed by any Regulatory Authority.

(ii) Parent and Parent Subsidiaries have not been advised by, and do not have any Knowledge of facts which could give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(j) Compliance With Laws. Each of Parent and any Parent Subsidiary:

(i) to its Knowledge, is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act and all fair lending laws and other laws relating to discriminatory business practices;

(ii) has adopted such procedures and policies as are, in the reasonable judgment of Company management, necessary or appropriate to comply with Title III of the USA Patriot Act and, to the Knowledge of Parent or any Parent Subsidiary, is in such compliance;

(iii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Parent’s or any Parent Subsidiary’s Knowledge, no suspension or cancellation of any of them is threatened; and

(iv) has received, since December 31, 2002, no notification or communication from any Governmental Authority (A) asserting that Parent or any Parent Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Parent’s or any Parent Subsidiary’s Knowledge, do any grounds for any of the foregoing exist).

(k) Tax Matters. (i)(A) All Tax Returns that are required to be filed on or before the Effective Date (taking into account any extensions of time within which to file which have not expired) by or with respect to Parent and each Parent Subsidiary, have been or will be timely filed on or before the Effective Date, (B) all such Tax Returns are or will be true and complete in all material respects, (C) all Taxes owed by Parent and each Parent Subsidiary have been or will be timely paid in full, (D) all deficiencies asserted or assessments made with respect to such Tax Returns have been paid in full, (E) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (A) are currently pending and (F) no waivers of statutes of limitation have been given by or requested with respect to any Taxes of Parent or any Parent Subsidiary.

(l) Risk Management Instruments. Neither Parent nor any Parent Subsidiary is a party to nor has either agreed to enter into a Derivatives Contract, except as disclosed in Parent’s SEC documents, and neither Parent nor any Parent Subsidiary owns any securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) could have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(m) No Brokers. Except for a fee to be paid to Keefe, Bruyette & Woods, Inc., no action has been taken by Parent that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

(n) Environmental Matters. To Parent’s and any Parent Subsidiary’s Knowledge, (i) each of Parent and the Parent Subsidiaries has complied at all times with applicable Environmental Laws; (ii) no real property (including buildings or other structures) currently or formerly owned or operated by either of Parent or any Parent Subsidiary has been contaminated with, or has had any release of, any Hazardous Substance; (iii) neither Parent nor any Parent Subsidiary is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (iv) neither Parent nor any Parent Subsidiary has received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law; (v) neither Parent nor any Parent Subsidiary is subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; and (vi) there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving either of Parent or any Parent Subsidiary, any currently or formerly owned or operated property, that could reasonably be expected to result in any claims, liability or investigations against either of Parent or any Parent Subsidiary, result in any restrictions on the ownership, use or transfer of any property pursuant to any Environmental Law.

ARTICLE VI

COVENANTS

      6.01.     Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the Company and Parent agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger and the Bank Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other party hereto to that end.

      6.02.     Shareholder Approval. Each of Parent and the Company agree to take, in accordance with applicable law and the articles of incorporation and bylaws of Parent and the Company Articles and Company By-Laws, as applicable, all action necessary to convene as soon as practicable a meeting of its shareholders to consider and vote upon the approval of this Agreement and the Merger and any other matters, including without limitation any approval required pursuant to Section 6.23, required to be approved by Parent’s or the Company’s shareholders for consummation of the Merger (including any adjournment or postponement, the “Parent Meeting” or the “Company Meeting”, as applicable), in each case within 45 calendar days after delivery of the Proxy Statement as defined in Section 6.03. Except with the prior approval of Parent, no other matters shall be submitted for the approval of the Company shareholders. Subject to fiduciary obligations under applicable law, each of Parent Board and the Company Board shall at all times prior to and during such meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its shareholders.

      6.03.     Registration Statement. (a) Parent agrees to prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of the Company and Parent constituting a part thereof (the “Proxy Statement”) and all related documents). The Company shall prepare and furnish such information relating to it and its directors, officers and shareholders as may be reasonably required in connection with the above referenced documents based on its Knowledge of and access to the information required for said documents, and the Company shall have the right to review such Registration Statement not less than five days prior to its filing. The Company agrees to cooperate with Parent and Parent’s counsel, financial advisor and accountants in requesting and obtaining opinions, consents and letters from its financial advisor and independent auditor that may be required or reasonably requested in connection with the Registration Statement and the Proxy Statement. Provided that the Company has cooperated as described above, Parent agrees to file, or cause to be filed, the Registration Statement and the Proxy Statement with the SEC as promptly as reasonably practicable but in no event later than 60 days after the date hereof. Each of the Company and Parent agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Parent also agrees to use all reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. After the Registration Statement is declared effective under the Securities Act, the Company shall promptly mail at its expense the Proxy Statement to its shareholders.

      (b) Each of the Company and Parent agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and the Proxy Statement and any amendment or supplement thereto shall not, at the date of mailing to shareholders and at the time of the Company Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of the Company and Parent further agrees that if such party shall become aware prior to the Effective Date of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, it shall promptly inform the other party thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement.

      (c) Parent agrees to advise the Company, promptly after Parent receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent Parent is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

      6.04.     Press Releases. The Company and Parent shall consult with each other before issuing any press release with respect to the Merger or this Agreement and neither shall issue any such press release or make any such public statements without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of Nasdaq. The Company and Parent shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party.

      6.05.     Access; Information. (a) The Company and Parent agree that upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall afford the other party and the other party’s officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties and personnel and to such other information as the other party may reasonably request and, during such period, it shall, as promptly as is reasonably practicable, furnish to the other party all information concerning its business and properties as the other party may reasonably request, and during such period, the Company shall, as promptly as is reasonably practicable, furnish to Parent all information concerning Company’s personnel as Parent may reasonably request.

      (b) Without limiting the generality of Section 6.05(a), prior to the Effective Time, Parent and Parent’s respective representatives shall have the right, subject to the notice provision set forth in Section 6.05(a), to conduct a review to determine (i) that the assets, books, records and operations of the Company are in satisfactory condition and will not in a material way adversely impact Parent after consummation of the transactions contemplated hereby and (ii) the accuracy of the representations and warranties and the satisfaction of the conditions to closing as provided hereunder.

      (c) The Company agrees that, subject to applicable laws, it shall cooperate in good faith with Parent on mutually agreed operating issues which the parties agree have priority.

      (d) Each party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party shall keep confidential, and shall cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from publicly available sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same. No investigation by any party of the business and affairs of any other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to any party’s obligation to consummate the transactions contemplated by this Agreement.

      (e) Notwithstanding anything to the contrary in this Agreement, the Company, Parent and each of their respective subsidiaries (and each employee, representative or other agent of such parties) may disclose to any and all Persons, without limitation of any kind, the “tax treatment” and “tax structure” of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to any such party relating to such “tax treatment” or “tax structure”. For the purposes of this Section 6.05(e), “tax treatment” and “tax structure” shall have the meaning set forth in Section 1.6011-4(c)(7) & (8) of the United States Treasury Regulations.

      6.06.     Affiliates. The Company shall cooperate with Parent to identify those Persons who may be deemed to be “affiliates” of the Company within the meaning of Rule 145 promulgated by the SEC under the Securities Act (such Persons being “Company Affiliates”). The Company shall use its reasonable best efforts to cause each Person so identified to deliver to Parent, prior to the shareholders’ meeting of the Company, a written agreement (which agreement shall be substantially in the form of Exhibit C). Parent shall not be required to maintain the effectiveness of the S-4 Registration Statement or any other registration statement under the Securities Act for the purposes of resale of Parent Common Stock by such affiliates received in the Merger and the certificates representing Parent Common Stock received by such affiliates shall bear a customary legend regarding applicable Securities Act restrictions and the provisions of this Section.

      6.07.     Stock De-listing. Prior to the Effective Time, the Company shall cooperate with Parent to cause the shares of Company Common Stock to be removed from Nasdaq and de-registered under the Exchange Act as soon as practicable following the Effective Time.

      6.08.     Acquisition Proposals. The Company agrees that its officers or directors shall not, and that it shall direct and use its best efforts to cause the Company Bank and the Company Bank’s employees, agents and representatives not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or substantially all of the assets of the Company or more than 10% of the outstanding equity securities of, the Company or any of its Subsidiaries (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”). The Company further agrees that neither the Company nor the Company Bank nor any of their respective officers or directors shall, and that the Company shall direct and use its reasonable best efforts to cause the Company Bank and the Company Bank’s employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or the Company Board from (A) complying with its disclosure obligations under federal or state law; (B) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company Board receives from the Person so requesting such information an executed confidentiality agreement; (C) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal; or (D) recommending such an Acquisition Proposal to the shareholders of the Company, if and only to the extent that, (i) in each such case referred to in clause (B), (C) or (D) above, the Company Board determines in good faith (after consultation with outside legal counsel) that such action is, in the absence of the foregoing proscriptions, legally required in order for its directors to comply with their respective fiduciary duties under applicable law and (ii) in the case referred to in clause (D) above, the Company Board determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal and would, if consummated, result in a transaction more favorable to the Company’s shareholders than the Merger. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals. The Company agrees that it will notify Parent immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives.

      6.09.     Nasdaq Listing. Parent agrees to use its reasonable best efforts to list, prior to the Effective Date, on Nasdaq the shares of Parent Common Stock to be issued to the holders of Company Common Stock in the Merger.

      6.10.     Regulatory Applications. (a) Parent shall use its reasonable best efforts to prepare all documentation, and the Company shall use its reasonable best efforts to cooperate with Parent to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement; and any initial filings with Governmental Authorities (other than the Registration Statement) shall be made by Parent as soon as reasonably practicable after the execution hereof but, provided that the Company has cooperated as described above, in no event later than 45 days after the date hereof. Each of Parent and the Company shall have the right to review in advance, and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it shall consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party shall keep the other parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

      (b) Each party agrees, upon request, to furnish the other parties with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other parties or any of their respective Subsidiaries to any third party or Governmental Authority.

      6.11.     Indemnification. (a) Following the Effective Time, Parent shall indemnify, defend and hold harmless each present and former director and officer of the Company and the Company Subsidiaries (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement, or any related agreement, but excluding any Costs arising out of any violation or alleged violation of the Exchange Act or the rules and regulations thereunder with respect to insider trading) to the fullest extent that the Company is permitted to indemnify (and advance expenses to) its directors or officers under the CGCL, the Company Articles and the Company By-Laws, the articles of incorporation and the bylaws of the Company Subsidiaries and any indemnification agreements as in effect on the date hereof. At the Effective Time, Parent expressly assumes all such indemnification agreements and agrees to perform thereunder in the same manner and to the same extent as the Company would be required to perform if the Merger had not occurred.

      (b) For a period of three years from the Effective Time, Parent shall use its commercially reasonable efforts to provide that portion of director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors (determined as of the Effective Time) of the Company (as opposed to the portion that serves to reimburse the Company) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by the Company; provided, however, that in no event shall Parent be required to expend on an annual basis more than 150% of the current amount expended on an annual basis by the Company (the “Insurance Amount”) to maintain or procure such directors and officers insurance coverage; provided, further, that if Parent is unable to maintain or obtain the insurance called for by this Section 6.11(b), Parent shall use its commercially reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of the Company may be required to make application and provide customary representations and warranties to Parent’s insurance carrier for the purpose of obtaining such insurance.

      (c) Any Indemnified Party wishing to claim indemnification under Section 6.11(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Parent thereof; provided that the failure so to notify shall not affect the obligations of Parent under Section 6.11(a) unless and to the extent that Parent is actually prejudiced as a result of such failure.

      (d) If Parent or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 6.11.

      6.12.     Benefit Plans. (a) From and after the Effective Time, Parent shall provide former employees of the Company or the Company Bank who remain as employees of Parent or any of its Subsidiaries with benefits under employee benefit plans (other than stock options and other equity-based plans) no less favorable in the aggregate than those provided to similarly situated employees of Parent or its Subsidiaries, as the case may be. Parent shall cause each employee benefit plan, program, policy or arrangement of Parent in which employees of the Company or the Company Bank are eligible to participate to take into account for purposes of eligibility and vesting thereunder the service of such employees with the Company or the Company Bank to the same extent as such service was credited for such purpose by the Company or the Company Bank. Nothing herein shall limit the ability of Parent to amend or terminate any of the Benefit Plans in accordance with their terms at any time.

      (b) If employees of the Company or the Company Bank become eligible to participate in a medical, dental or health plan of Parent, Parent shall cause, to the extent practicable, each such plan to (i) waive any preexisting condition limitations to the extent such conditions were covered under the applicable medical, health or dental plans of the Company or the Company Bank, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time to the extent such employee had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Time.

      (c) If Parent determines that one or more Benefit Plans should be amended, modified or terminated prior to the Effective Time, the Company and the Company’s Subsidiaries shall take, or cause to be taken, all actions reasonably requested by Parent to so amend, modify or terminate and, if reasonably necessary or appropriate, obtain applicable determination letters or other or other required approvals from the Internal Revenue Service and/or the Department of Labor, as appropriate, in connection with such action.

      6.13.     Non-Competition Agreements. Each non-employee director of the Company shall, simultaneously with the execution and delivery hereof, execute and deliver to Parent a non-competition agreement substantially in the form of Exhibit B hereto.

      6.14.     Notification of Certain Matters. Each of the Company and Parent shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

      6.15.     Human Resources Issues. The Company agrees to cooperate with Parent with respect to any formal meetings or interviews with one or more employees called or arranged by the Company and held for the purpose of discussing the transactions contemplated by this Agreement or their effect on such employees, with Parent given the opportunity to participate in such meetings or interviews. This section is not intended to apply to casual conversations about the transaction or informal meetings initiated by employees, or to prohibit discussion in general, but rather to allow Parent a role in the formal presentation of the transaction to employees, and an opportunity to participate in the significant, formal meetings at which the transaction is explained and discussed.

      6.16.     Assistance with Third-Party Agreements. (a) The Company shall cooperate with and use all commercially reasonable efforts to assist Parent in (i) gaining access to and obtaining any required consents from all of its third-party vendors, landlords of all of the Company’s leased properties and other parties to material agreements, promptly after the date of this Agreement, and (ii) obtaining the cooperation of such third parties in a smooth transition in accordance with Parent’s timetable at or after the Effective Time of the

Merger. The Company shall cooperate with Parent in minimizing the extent to which any contracts will continue in effect following the Effective Time of the Merger, in addition to complying with the prohibition of Section 4.01(l) hereof.

      (b) Without limiting Section 6.16(a), the Company shall use all reasonable efforts to provide data processing and other processing support or outside contractors to assist Parent in performing all tasks reasonably required to result in a successful conversion of the Company’s and the Company Subsidiaries’ data and other files and records to Parent’s production environment, when requested by Parent and sufficient to ensure that a successful conversion can occur at such time as Parent requests on or after the Effective Time of the Merger. Among other things, the Company shall:

(i) cooperate with Parent to establish a mutually agreeable project plan to effectuate the conversion;

(ii) use commercially reasonable efforts to have the Company’s and the Company Subsidiaries’ outside contractors continue to support both the conversion effort and their needs until the conversion can be established;

(iii) provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts requested by Parent for use in planning the conversion, as soon as reasonably practicable;

(iv) provide reasonable access to personnel at corporate headquarters, data and other processing centers, all branches and, with the consent of outside contractors, at outside contractors, to enable the conversion effort to be completed on schedule; and

(v) to the extent reasonably practicable, give notice of termination, conditioned upon the completion of the transactions contemplated hereby, of the contracts of outside data and other processing contractors or other third-party vendors when directed to do so by Parent.

Parent agrees that all actions taken pursuant to this Section 6.16 shall be taken in a manner intended to minimize disruption to the customary business activities of the Company.

      6.17.     Bank Merger. The Company and the Company Bank shall, at the request of Parent (i) take all necessary corporate and other action, to adopt and approve the Bank Merger; (ii) execute, deliver and, where appropriate, file any and all agreements and other documents necessary or desirable to permit the Bank Merger immediately following consummation of the Merger; and (iii) take and cause to be taken any other action to permit the consummation of any transactions contemplated in connection with the Bank Merger. Neither the Company nor the Company Bank shall take any action that would prevent performance of the agreement of Bank Merger or any other transactions contemplated in connection with the Bank Merger; provided, however, that Parent and Parent Bank may at any time prior to the time the Bank Merger becomes effective change the method of effecting the combination of Parent Bank with the Company Bank if and to the extent Parent or Parent Bank deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of Merger Consideration to be issued to the holders of the Company Common Stock as provided for in this Agreement, (ii) adversely affect the tax treatment of the Company’s shareholders as a result of receiving the Merger Consideration, including, without limitation, any adverse effect upon the tax-free treatment, (iii) materially impede or delay consummation of the transactions contemplated by this Agreement, or (iv) otherwise be materially prejudicial to the interests of the shareholders of the Company.

      6.18.     Shareholder Agreements. Each Shareholder, as a shareholder of Company Common Stock, shall execute and deliver to Parent simultaneously with the execution of this Agreement a Shareholder Agreement substantially in the form of Exhibit A hereto, committing each such person, among other things, to vote his or her shares of Company Common Stock in favor of the principal terms of the Merger at the Company Meeting and to certain representations and covenants.

      6.19.     Additional Agreements. In case at any time after the Effective Time of the Merger any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Parent or Parent Bank with full title to all properties, assets, rights, approvals, immunities and franchises of the Company, the proper officers and directors of each party to this Agreement shall take all necessary or appropriate action.

      6.20.     Pre-Closing Adjustments. Subject to non-objection by the Company’s independent accountants, at or before the Effective Time of the Merger, the Company and the Company Bank shall make such accounting entries or adjustments, including additions to their allowance for loan losses and charge-offs of loans, as Parent shall direct as a result of its on-going review of the Company and the Company Bank (including its review of the information provided to it pursuant to Sections 6.05 and 6.14) or in order to implement its plans following the closing of the transactions constituting the Merger and the Bank Merger or to reflect expenses and costs related to the Merger; provided, however, that unless the adjustment would otherwise be required by applicable law, rule or regulation, or by regulatory accounting principles and GAAP applied on a basis consistent with the financial statements of the Company, (a) the Company shall not be required to take such actions more than one day prior to the Effective Time of the Merger or prior to the time Parent agrees in writing that all of the conditions to its obligation to close as set forth in Section 7.02 have been satisfied or waived and each of the approvals in Section 7.01(b) have been received, and (b) no such adjustment shall (i) require any filing with any Governmental Authority, (ii) violate any law, rule or regulation applicable to Parent, (iii) otherwise materially disadvantage the Company if the Merger was not consummated or (iv) constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.

      6.21.     Tax Treatment of the Merger. Parent and the Company intend that the Merger will be treated for U.S. federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. Each party will (and will cause each of its Subsidiaries to) both before and after the Effective Time (i) use reasonable efforts to cause this Agreement to so qualify; (ii) refrain from taking any action that would reasonably be expected to cause this Agreement to fail to so qualify; and (iii) take the position for all purposes that this Agreement so qualifies.

      6.22.     Non-Solicitation Agreement. Each executive officer of the Company identified in the Recitals of this Agreement shall execute and deliver to Parent simultaneously with the execution of this Agreement a Non-Solicitation Agreement substantially in the form of Exhibit E hereto.

      6.23.     Appointment to Parent Board. Sufficiently prior to the mailing of the proxy in connection with the Parent Meeting, Parent will exercise its commercially reasonable efforts to secure the resignation (effective on the Effective Date) of three present members of the Parent Board in order to cause three present members of the Company Board, such members to be mutually agreed upon by the Company Board and the Parent Board, to be appointed to the Parent Board at the Effective Time and, subject to fiduciary obligations under applicable law, shall cause the three former members of the Company Board serving on the Parent Board to be nominated for election as directors of Parent at the first annual meeting of shareholders of Parent with a proxy mailing date after the Effective Time (the “Parent 2004 Annual Meeting”); provided, however, that in the event Parent is unable to secure the resignation of at least one present member of the Parent Board prior to the Parent Meeting, Parent shall submit for shareholder approval at the Parent Meeting a proposal to amend the by-laws of Parent to increase the maximum number of directors of the Parent Board to sixteen; provided, further, that if after the Effective Date and prior to the mailing of Parent’s proxy for the Parent 2004 Annual Meeting or during an elected director’s 2004 term, any of the three directors so appointed resigns or declines nomination for reelection, the Parent Board shall, subject to its fiduciary duties, nominate another former member of the Company Board to fill such vacancy.

      6.24.     Rights Agreement. Prior to the Effective Time, the Company Board shall take all necessary action to terminate all of the outstanding Rights subject to the Rights Agreement, effective immediately prior to the Effective Time.

      6.25.     Section 16 Matters. Prior to the Effective Time, the Parent Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretative guidance of the SEC so that the acquisition of shares of Parent Common Stock or options to acquire Parent Common Stock pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16 of the Exchange Act by any officer or directors of the Company or any of the Company Subsidiaries who may become a covered person of Parent for purposes of Section 16.

      6.26.     WARN Act and California Labor Code § 1400-1408. The Company shall be responsible for providing or discharging any and all notifications, benefits and liabilities to its employees required by the Federal Worker Adjustment and Retraining Notification Act of 1968, California Labor Code Sections 1400 through 1408, or by any other applicable law relating to plant closings or employee separations or severance pay that are required to be provided before the Effective Time as a result of the transactions contemplated by this Agreement and Parent shall be responsible for any and all such matters after the Effective Time. The Company shall cooperate in preparing and distributing any notices that Parent may desire to provide prior to the Effective Time, in connection with actions by Parent after the Effective Time which would result in a notice requirement under such laws.

      6.27.     Certain Additional Payments. At the Effective Time, Parent shall pay to John I. Jelavich a lump sum amount, as determined by the Company’s accountants with the concurrence of Parent, such that he will receive, on an after-tax basis, an amount equal to the amount he would have received in the absence of the imposition of excise taxes (but not income or employment taxes) imposed on “parachute payments” as that term is defined in Section 280G of the Code, provided that such amount shall not exceed $130,000.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

      7.01.     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of the parties hereto to consummate the Merger is subject to the fulfillment or written waiver by the parties hereto prior to the Effective Time of each of the following conditions:

(a) Shareholder Approvals. The principal terms of the Merger shall have been duly approved by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote and by a majority of the outstanding shares of Parent Common Stock entitled to vote.

(b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby, including the Merger and the Bank Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which (i) the Parent Board reasonably determines in good faith would, following the Effective Time, have a Material Adverse Effect on Parent and its Subsidiaries taken as a whole or (ii) the Parent Board or the Company Board reasonably determines in good faith would reduce the benefits of the transactions contemplated hereby to such a degree that Parent or the Company would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

(c) No Injunction; No Litigation. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement, and no litigation or proceeding shall be pending against Parent, Parent Bank, the Company or the Company Bank brought by any Governmental Authority seeking to prevent consummation of the transactions contemplated hereby.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(e) Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for quotation on Nasdaq.

      7.02.     Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the fulfillment or written waiver prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date). For purposes of this paragraph, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be true and correct in all material respects, either individually or in the aggregate, and without giving effect to any materiality, material adverse effect or similar qualifications set forth in such representations and warranties, will have or would reasonably be expected to have a Material Adverse Effect on Parent. Parent shall have performed, in all material respects, each of its covenants and agreements contained in this Agreement. The Company shall have received a certificate, dated the Effective Date, signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.

(b) Performance of Obligations of Parent. Parent and Parent Bank shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate, dated the Effective Date, signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.

(c) Opinion of the Company’s Counsel. The Company shall have received the opinion of Bartel, Eng & Schroder, as counsel to the Company, dated the Effective Time, in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Merger will be treated for federal income tax purposes as a reorganization under Section 368(a) of the Code, (ii) each of Parent and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code and (iii) no gain or loss will be recognized by shareholders of the Company who solely receive shares of Parent Common Stock in exchange for shares of Company Common Stock, except with respect to any cash received in lieu of fractional share interests. In rendering its opinion, Bartel, Eng & Schroder may require and rely upon representations contained in letters from the Company, Parent and/or their officers or principal shareholders as are customary for such opinions. It is expressly acknowledged by Parent that this opinion is only addressed to, and solely for the benefit of, the Company.

      7.03.     Conditions to Obligation of Parent. The obligation of Parent to consummate the Merger is also subject to the fulfillment or written waiver prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date). For purposes of this paragraph, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be true and correct in all material respects, either individually or in the aggregate, and without giving effect to any materiality, material adverse effect or similar qualifications set forth in such representations and warranties, will have or would reasonably be expected to have a Material Adverse Effect on the Company. The Company shall have performed, in all material respects, each of its covenants and agreements contained in this Agreement. Parent shall have received a certificate, dated the Effective Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

(b) Disclosure Schedule. The Disclosure Schedule shall be updated and made current as of the day prior to the Effective Time of the Merger and a draft of the updated Disclosure Schedule shall have been delivered to Parent no later than 72 hours prior to the Effective Time of the Merger; such update of the Disclosure Schedule shall not in any way affect the representations and warranties set forth in Section 5.03.

(c) Performance of Obligations of Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate, dated the Effective Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(d) Performance of Obligations of the Shareholders. Parent shall have received Shareholder’s Agreements executed and delivered by each Shareholder of the Company as contemplated by Section 6.18, each of which shall remain in full force and effect. The Shareholders shall have performed in all material respects all obligations required to be performed by them under the Shareholder Agreements. If requested by Parent, Parent shall have received a certificate, dated the Effective Date, signed by each Shareholder to such effect with respect to such Shareholder.

(e) Non-Competition Agreements. Parent shall have received Non-Competition Agreements executed and delivered by each non-employee director of the Company as contemplated by Section 6.13, each of which shall remain in full force and effect.

(f) Consents. The Company shall have obtained each of the consents listed in Schedule 5.03 of the Disclosure Schedule and any consents of the type required to be identified in Schedule 5.03 of the Disclosure Schedule but were not so identified as of the date of this Agreement. A copy of each such consent shall have been delivered to Parent.

(g) Transaction Expenses. The Company shall exercise its commercially reasonable efforts to ensure that at least two Business Days prior to the Effective Time of the Merger, all attorneys, accountants, investment bankers and other advisors and agents for the Company shall have submitted to the Company estimates of their fees and expenses for all services rendered or to be rendered in any respect in connection with the transactions contemplated hereby to the extent not already paid, and based on such estimates, the Company shall have prepared and submitted to Parent a summary of such fees and expenses for the transaction. At or prior to the Effective Time of the Merger the Company shall use its best efforts to cause such advisors to submit their final bills for all material fees and expenses to the Company for services rendered, a copy of which the Company shall have caused to be delivered to Parent, and based on such summary, the Company shall have prepared and submitted to Parent a final calculation of such fees and expenses. The Company shall have accrued and paid the amount of such fees and expenses as calculated above, after Parent has been given an opportunity to review all such bills and calculation of such fees and expenses. The amount of such fees and expenses, shall be reasonable and shall in no event exceed $950,000 in the aggregate (exclusive of the reasonable out-of-pocket expenses of such advisors). Parent shall not be liable for any such fees and expenses.

(h) Non Solicitation Agreements. Parent shall have received Non-Solicitation Agreements executed and delivered by each executive officer of the Company identified in the Recitals to this Agreement as contemplated by Section 6.22, each of which shall remain in full force and effect.

(i) Opinion of Parent’s Counsel. Parent shall have received the opinion of Sullivan & Cromwell LLP, as counsel to Parent, dated the Effective Time, in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Merger will be treated for federal income tax purposes as a reorganization under Section 368(a) of the Code and (ii) each of Parent and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering its opinion, Sullivan & Cromwell LLP may require and rely upon representations contained in letters from the Company, Parent and/or their officers or principal shareholders as are customary for such opinions. It is expressly acknowledged by the Company that this opinion is only addressed to, and solely for the benefit of, Parent.

ARTICLE VIII

TERMINATION

      8.01.     Termination. This Agreement may be terminated, and the Merger may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of Parent and the Company if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

(b) Breach. At any time prior to the Effective Time, by Parent or the Company if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of: (i) a breach by the Company or Parent, respectively, of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach; or (ii) a breach by the Company or Parent, respectively, of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach, provided that such breach (whether under (i) or (ii)) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect with respect to Parent or the Company, as the case may be.

(c) Delay. At any time prior to the Effective Time, by Parent or the Company if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by March 31, 2004, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of (i) such party, (ii) Parent Bank or the Company Bank (if Parent or the Company, respectively, is the party seeking to terminate) or (iii) any of the Shareholders (if the Company is the party seeking to terminate), which action or inaction is in violation of its obligations under this Agreement or, in the case of the Shareholders, his, her or its obligations under the relevant Shareholder Agreement.

(d) No Approval. By the Company or Parent, if the respective Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event (i) the approval of any Governmental Authority required for consummation of the Merger, the Bank Merger or the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority, (ii) the approval of the Company’s shareholders referred to in Section 7.01(a) herein is not obtained at the Company Meeting or (iii) the approval of Parent’s shareholders referred to in Section 7.01(a) herein is not obtained at the Parent Meeting.

(e) Acquisition Proposal. By Parent if the Company shall have breached Section 6.08, and by the Company or Parent, if (i) the Company shall have exercised a right specified in the provision set forth in Section 6.08 with respect to any Acquisition Proposal and shall, directly or through agents or representatives, continue discussion with any third party concerning such Acquisition Proposal for more than 15 Business Days after the date of receipt of such Acquisition Proposal; or (ii) an Acquisition Proposal that is publicly disclosed shall have been commenced, publicly proposed or communicated to the Company which contains a proposal as to price (without regard to the specificity of such price proposal) and the Company shall not have rejected such proposal within 15 Business Days of (x) its receipt or (y) the date its existence first becomes publicly disclosed, whichever is earlier.

(f) Failure to Recommend. (i) At any time prior to the Company Meeting, by Parent or the Company if the Company Board shall have failed to make its recommendation referred to in Section 6.02, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Parent.

(ii) At any time prior to the Parent Meeting, by the Company if Parent shall have failed to make the recommendation referred to in Section 6.02, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of the Company.

(g) Decline in Parent Common Stock Price. By the Company, if (1) there has been a significant decline in the price of Parent Common Stock, measured as the average closing price of Parent Common Stock on the Nasdaq over the twenty consecutive trading day period ending on the fifth Business Day prior to the Closing Date (the “Parent Measuring Price”), (2) such decline is not proportionate relative to the Nasdaq Bank Index (symbol: IXBK) (the “Index”), (3) the Company delivers written notice to Parent of its intention to terminate this Agreement within forty-eight (48) hours following the date of such event and (4) Parent does not elect to pursue a Decline Adjustment as set forth below; provided, however, that, if Parent effects a stock dividend, reclassification, recapitalization, stock split, combination, exchange of shares or similar transaction after the date hereof and prior to the date on which the Parent Measuring Price is determined, the provisions of this Section 8.01(g) shall be appropriately adjusted so that such event does not in and of itself trigger a termination right on behalf of the Company. For purposes hereof, the following terms have the following meanings:

(i) “Initial Index” shall mean 2526.07.

(ii) “Final Index” shall mean the average of the Index for the twenty consecutive trading days ending on the fifth Business Day prior to the Closing Date.

(iii) A “significant decline” shall be deemed to have occurred if the Parent Measuring Price is less than $11.58.

(iv) A decline is not “proportionate relative to the Index” if the quotient obtained by dividing the Parent Measuring Price by $14.47 is less than the quotient obtained by dividing the Final Index by the Initial Index and subtracting 0.15 from the quotient.

Notwithstanding any decline in the price of Parent Common Stock, as set forth in this Section 8.01(g), the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.01(g) if Parent elects to adjust the Per Share Consideration (a “Decline Adjustment”) such that the value of the Per Share Consideration received will at least equal the Per Share Consideration a holder of Company Common Stock would have received for a Stock Election or Combination Stock Election had the Parent Measuring Price been the lesser of (a) $11.58 and (b) $14.47 minus the product of (x) $14.47 and (y) (i) the Initial Index minus the Final Index (ii) divided by the Initial Index (iii) plus 0.15.

      8.02.     Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in subsections (b) and (c) below and Section 9.01 and (ii) any other provision of this Agreement which expressly survives the termination of this Agreement.

      (b) If this Agreement is terminated by the Company as a result of Parent’s failure to obtain shareholder approval pursuant to Section 8.01(d)(iii) or pursuant to Section 8.01(f)(ii) or pursuant to Section 8.01(b) (if Parent is the breaching party), then upon such termination Parent shall pay to the Company a termination fee, representing liquidated damages, of $1,000,000.

      (c) If this Agreement is terminated by Parent as a result of the Company’s failure to obtain shareholder approval pursuant to Section 8.01(d)(ii) or pursuant to Section 8.01(f)(i) or pursuant to Section 8.01(b) (if the Company is the breaching party), then upon such termination the Company shall pay to Parent a termination fee, representing liquidated damages, of $1,000,000.

      (d) Anything in Section 8.02(c) to the contrary notwithstanding, if this Agreement is terminated after a bona fide Acquisition Proposal for the Company shall have been publicly disclosed, or any person or entity shall have publicly disclosed a bona fide intention (whether or not conditional) to make an Acquisition Proposal and the Company has determined to pursue such Acquisition Proposal:

(i) by the Company or Parent pursuant to Section 8.01(c) or Section 8.01(d)(ii);

(ii) by the Company or Parent pursuant Section 8.01(e) or Section 8.01(f)(i); or

(iii) by Parent pursuant to Section 8.01(b) (if the Company is the breaching party);

then upon such termination the Company shall pay to Parent a termination fee, representing liquidated damages, of $3,000,000; provided, however, that (A) in the event 15 Business Days have elapsed after a bona fide Acquisition Proposal for the Company shall have been publicly disclosed, or any Person or entity shall have publicly disclosed a bona fide intention (whether or not conditional) to make an Acquisition Proposal and (B) the Company has made no determination as to whether to pursue such Acquisition Proposal, then upon termination for any of the reasons set forth in this Section 8.02(d)(i),(ii) or (iii), the Company shall pay to Parent a termination fee, representing liquidated damages, of $3,000,000 if, and only if, during the twelve-month period following such termination, the Company executes a definitive agreement for an Acquisition Proposal (whether made before or after the date of termination) or a Person or entity (or one or more Persons or entities acting in concert) acquires, directly or indirectly, the beneficial interest in the equity securities of the Company or any Company Subsidiary, which, together with any such securities previously owned, constitutes more than 10% of the outstanding equity securities of such class.

      (e) Any termination fee that becomes payable to a party pursuant to this Section 8.02 shall be paid within two Business Days of termination by wire transfer of immediately available funds to an account designated by the other party; provided, however, that if a termination fee is payable pursuant to the proviso to Section 8.02(d), then such payment shall be made within two Business Days of the earlier of the date of (x) execution of the definitive agreement and (y) acquisition of more than 10% of such class of equity securities. Payment of a termination fee to a party pursuant to this Section 8.02 shall be the sole and exclusive remedy of the party receiving the payment against the paying party with respect to the breach of any covenant or agreement giving rise to such payment.

      (f) The Company and Parent agree that the agreements contained in paragraphs (b). (c) and (d) above are an integral part of the transactions contemplated by this Agreement, that without such agreements the Company and Parent would not have entered into this Agreement, and that such amounts do not constitute a penalty. If the party owing the termination fee fails to pay the other party the amounts due under paragraph (b) or (c) or (d) above within the time periods specified in paragraph (e) above, the party owing the termination fee shall pay all costs and expenses incurred by the other party in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the publicly announced prime rate of Bank of America, N.A. from the date such amounts were required to be paid.

ARTICLE IX

MISCELLANEOUS

      9.01.     Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Sections 6.09, 6.11, 6.12, the second proviso to Section 6.23, the proviso to Sections 8.02(d), Sections 8.02(e) and (f) and this Article IX, which shall survive the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.05(d), 8.02 and this Article IX which shall survive any such termination).

      9.02.     Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived in whole or in part by the party benefited by the provision or by both parties or (ii) amended or modified at any time, by an agreement in writing between theparties hereto executed in the same manner as this Agreement, except that after the Company Meeting, this Agreement may not be amended if it would reduce the aggregate value of the consideration to be received by the Company shareholders in the Merger without any subsequent approval by such shareholders or be in violation of applicable law.

      9.03.     Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original but all of which together shall constitute one and the same instrument.

      9.04.     Governing Law, Jurisdiction and Venue. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California (however, not to the exclusion of any applicable Federal law), without regard to California statutes or judicial decisions regarding choice of law questions. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of California and the federal courts of the United States of America located in the Eastern District of the State of California solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated herein and therein, and hereby waive, and agree to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such documents, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such California state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.06 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

      9.05.     Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

      9.06.     Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to the Company to:

California Independent Bancorp

1227 Bridge Street, Suite C
Yuba City, California 95991
Attention: John I. Jelavich
Telephone:
Facsimile:

With copies to:

Bartel Eng & Schroder

300 Capitol Mall, Suite 1100
Sacramento, CA 95814
Attention: Daniel B. Eng
Telephone: (916) 442-0400
Facsimile: (916) 442-3442

If to Parent to:

Humboldt Bancorp

2998 Douglas Boulevard, Suite 330
Roseville, California 95661
Attention: Patrick J. Rusnak
Telephone: (916) 783-2812
Facsimile: (916) 677-5751

With a copy to:

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100
Los Angeles, California 90067-1725
Attention: Stanley F. Farrar
Telephone: (310) 712-6600
Facsimile: (310) 712-8800

      9.07.     Entire Understanding; No Third Party Beneficiaries. This Agreement (including the Disclosure Schedule attached hereto and incorporated herein), and the Shareholder Agreements, the Non-Competition Agreements and the Non-Solicitation Agreements represent the entire understanding of the parties hereto and thereto with reference to the transactions contemplated hereby and thereby and this Agreement, the Shareholder Agreements, the Non-Competition Agreements and the Non-Solicitation Agreements supersede any and all other oral or written agreements heretofore made. Except for Section 6.11, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

      9.08.     Effect. No provision of this Agreement shall be construed to require the Company, Parent or any Subsidiaries, affiliates or directors of any of them to take any action or omit to take any action which action or omission would violate applicable law (whether statutory or common law), rule or regulation.

      9.09.     Severability. Except to the extent that application of this Section 9.09 would have a Material Adverse Effect on the Company or Parent, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

      9.10.     Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

      9.11.     Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

HUMBOLDT BANCORP

By:	/s/ ROBERT M. DAUGHERTY

Name: Robert M. Daugherty

Title:	President and

Chief Executive Officer

CALIFORNIA INDEPENDENT BANCORP

By:	/s/ JOHN I. JELAVICH

Name: John I. Jelavich

Title:	President and

Chief Executive Officer

APPENDIX B

October 20, 2003

The Board of Directors

Humboldt Bancorp
2998 Douglas Blvd.
Suite 300
Roseville, CA 95661

Members of the Board:

      You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to Humboldt Bancorp (“HBEK”) of the consideration in the proposed merger (the “Merger”) of California Independent Bancorp (“CIB”) into Humboldt, pursuant to the Agreement and Plan of Merger, dated as of August 11, 2003 between Humboldt and CIB (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, CIB will receive consideration (the “Consideration”) from Humboldt for all outstanding shares of CIB Common Stock equal to $35.50 per share subject to certain adjustments as defined and set forth in the Merger Agreement (the “Per Share Merger Consideration”).

      Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Humboldt and CIB, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Humboldt and CIB for our own account and for the accounts of our customers. To the extent we have any such positions as of the date of this opinion it has been disclosed to Humboldt and CIB. We have acted exclusively for the Board of Directors of Humboldt in rendering this fairness opinion and will receive a fee from Humboldt for our services.

      In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Humboldt and CIB and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual reports to Shareholders and Annual Reports on Form 10-K for the three years ended December 31, 2002 of Humboldt and CIB; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Humboldt and CIB, and certain other communications from Humboldt and CIB to their respective shareholders; (iv) other financial information concerning the businesses and operations of Humboldt and CIB furnished to us by Humboldt and CIB for purposes of our analysis. We have also held discussions with senior management of Humboldt and CIB regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Humboldt and CIB with similar information for certain other companies the securities of which are publicly traded and/or companies that have publicly filed financial statements, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

      In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of Humboldt and CIB as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the

B-1

adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for Humboldt and CIB are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Humboldt or CIB, nor have we examined any individual credit files.

      We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Humboldt and CIB; (ii) the assets and liabilities of Humboldt and CIB; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration offered in the merger is fair, from a financial point of view, to the shareholders of Humboldt.

Very truly yours,

/s/ KEEFE BRUYETTE & WOODS, INC.

B-2

APPENDIX C

[Sandler O’Neill & Partners, L.P. Letterhead]

October 20, 2003

Board of Directors

California Independent Bancorp
1227 Bridge Street, Suite C
Yuba City, California 95991

Gentlemen:

      California Independent Bancorp (“CIB”) and Humboldt Bancorp (“Humboldt”) have entered into an Agreement and Plan of Merger, dated as of August 11, 2003 (the “Agreement”), pursuant to which CIB will merge with and into Humboldt (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of CIB common stock, no par value, issued and outstanding immediately prior to the Merger (the “CIB Shares”), other than certain shares specified in the Agreement, will be converted into the right to receive, at the election of the holder thereof, either (a) cash in an amount equal to the Per Share Consideration, without interest, or (b) a number of shares of Humboldt common stock, no par value, as shall be equal to the quotient obtained by dividing the Per Share Consideration by the Humboldt Measuring Price, subject to the election and proration procedures set forth in the Agreement which provide generally, among other things, that no more than an aggregate of approximately $29.45 million of the total consideration shall be paid in cash and the remainder of the consideration shall consist of Humboldt common stock (the “Merger Consideration”). The Per Share Consideration shall be $35.50; provided, however, that if the Humboldt Measuring Price is (a) equal to or less than $14.12, the Per Share Consideration shall be equal to the sum of $14.20 plus the product obtained by multiplying 1.5085 by the Humboldt Measuring Price, or (b) equal to or greater than $15.30, the Per Share Consideration shall be equal to the sum of $14.20 plus the product obtained by multiplying 1.3922 by the Humboldt Measuring Price. The Humboldt Measuring Price shall be the average of the closing prices of Humboldt common stock for the twenty trading days ending on the fifth business day prior to the closing of the Merger. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of CIB Shares.

      Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement, together with certain of the exhibits and schedules thereto; (ii) certain publicly available financial statements and other historical financial information of CIB that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Humboldt that we deemed relevant; (iv) internal financial projections for CIB for the years ending December 31, 2003 and 2004 prepared by and reviewed with management of CIB; (v) internal financial projections for Humboldt for the years ending December 31, 2003 and 2004 prepared by and reviewed with management of Humboldt; (vi) the pro forma financial impact of the Merger on Humboldt, based on assumptions relating to earnings projections, transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of Humboldt and CIB and the expected issuance of approximately $25 million of trust preferred securities by Humboldt; (vii) the publicly reported historical price and trading activity for CIB’s and Humboldt’s common stock, including a comparison of certain financial and stock market information for CIB and Humboldt with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of CIB the business, financial condition, results of operations and prospects of CIB and held similar discussions with certain members of senior management of Humboldt regarding the business, financial condition, results of operations and prospects of Humboldt. In connection with our engagement, we were not asked to, and did not, solicit indications of interest in a potential transaction from other third parties.

      In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by CIB or Humboldt or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of CIB and Humboldt that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of CIB or Humboldt or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of CIB or Humboldt nor have we reviewed any individual credit files relating to CIB or Humboldt. We have assumed, with your consent, that the respective allowances for loan losses for both CIB and Humboldt are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the internal financial projections for CIB and Humboldt and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of CIB and Humboldt and used by Sandler O’Neill in its analyses, the managements of CIB and Humboldt confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of CIB and Humboldt and we assumed for purposes of our analyses that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in CIB’s or Humboldt’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that CIB and Humboldt will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes.

      Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Humboldt’s common stock will be when issued to CIB’s shareholders pursuant to the Agreement or the prices at which CIB’s or Humboldt’s common stock may trade at any time.

      We have acted as CIB’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. In the past, we have also provided certain other investment banking services to CIB. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to CIB and Humboldt and their affiliates. We may also actively trade the debt or equity securities of CIB and Humboldt or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

      Our opinion is directed to the Board of Directors of CIB in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of CIB as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of CIB Shares and does not address the underlying business decision of CIB to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for CIB or the effect of any other transaction in which CIB might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an appendix to the Joint Proxy Statement/ Prospectus of Humboldt and CIB relating to the Merger and to the references to this opinion therein.

      Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the holders of CIB Shares is fair to such shareholders from a financial point of view.

Very truly yours,

/s/ SANDLER O’NEILL & PARTNERS, L.P.

APPENDIX D

Excerpt from the California General Corporation Law Concerning Dissenters’ Rights

CORPORATIONS CODE

TITLE 1. CORPORATIONS
DIVISION 1. GENERAL CORPORATION LAW
CHAPTER 13. DISSENTERS’ RIGHTS

      § 1300.     Reorganization or short-form merger; dissenting shares; corporate purchase at fair market value; definitions

(a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

(b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

      § 1301.     Notice to holders of dissenting shares in reorganizations; demand for purchase; time; contents

(a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

      § 1302.     Submission of share certificates for endorsement; uncertificated securities

      Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

      § 1303.     Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment

(a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

      § 1304.     Action to determine whether shares are dissenting shares or fair market value; limitation; joinder; consolidation; determination of issues; appointment of appraisers

(a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

      § 1305.     Report of appraisers; confirmation; determination by court; judgment; payment; appeal; costs

(a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

      § 1306.     Prevention of immediate payment; status as creditors; interest

      To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

      § 1307.     Dividends on dissenting shares

      Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

      § 1308.     Rights of dissenting shareholders pending valuation; withdrawal of demand for payment

      Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

      § 1309.     Termination of dissenting share and shareholder status

      Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

      § 1310.     Suspension of right to compensation or valuation proceedings; litigation of shareholders’ approval

      If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

      § 1311.     Exempt shares

      This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

      § 1312.     Right of dissenting shareholder to attack, set aside or rescind merger or reorganization; restraining order or injunction; conditions

(a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers.

      Article Four of Humboldt’s articles of incorporation provides that Humboldt shall eliminate the liability of its directors for monetary damages to the fullest extent permissible under California law. Section 5.2 of Humboldt’s bylaws provides that Humboldt shall indemnify each of its directors and officers for expenses, liabilities and losses including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties, amounts paid or to be paid in settlement, any interest, assessments, or other charges, and any federal, state, local or foreign taxes incurred or imposed in connection with any proceeding arising by reason of the fact that such person was an “agent” of Humboldt to the fullest extent permissible under California law. Humboldt’s articles of incorporation and bylaws also provide that Humboldt is authorized to provide indemnification for its agents to the extent permissible under California law. In both cases, indemnification for breach of duty may be in excess of that expressly permitted by Section 317 of the California General Corporation Law. Section 317 sets forth the provisions pertaining to the indemnification of corporate “agents.” For purposes of this law, an agent is any person who is or was a director, officer, employee or other agent of a corporation, or is or was serving at the request of a corporation in such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Section 317 mandates indemnification of an agent for expenses where the agent’s defense is successful on the merits. In other cases, Section 317 allows a corporation to indemnify an agent for expenses, judgments, fines, settlements and other amounts actually and reasonably incurred if the agent acted in good faith and in a manner the agent believed to be in the best interests of the corporation and its shareholders. Such indemnification must be authorized by (1) a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceedings, (2) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon or (3) the court in which the proceeding is or was pending upon application by designated parties. Under certain circumstances, a corporation can indemnify an agent even when the agent is found liable. Section 317 also allows a corporation to advance expenses to an agent for certain actions upon receiving an undertaking by the agent that he or she will reimburse the corporation if it is later determined that he or she is not entitled to be indemnified.

Item 21.	Exhibits.

      (a) Exhibits.

Exhibit
No.		Description and Method of Filing

2.1		Agreement and Plan of Merger, dated as of August 11, 2003, by and between Humboldt Bancorp and California Independent Bancorp (included as Appendix A to the joint proxy statement-prospectus in Part I of this Registration Statement).
4.1		Restated Articles of Incorporation of Humboldt Bancorp (Exhibit 3.3 to Form 10-K filed on March 28, 2003 and incorporated herein by this reference).
4.2		Amended and Restated Bylaws of Humboldt Bancorp (Exhibit 3.4 to Form 10-K filed on March 28, 2003 and incorporated herein by this reference).
5.1		Opinion of Sullivan & Cromwell LLP regarding the legality of the shares of common stock being registered.
8.1		Opinion of Bartel Eng & Schroder as to U.S. federal income tax matters.
13	.1*	Annual Report of California Independent Bancorp for the year ended December 31, 2002.
23.1		Consent of KPMG LLP (with respect to Humboldt Bancorp).
23.2		Consent of Perry Smith LLP (with respect to Humboldt Bancorp).
23.3		Consent of Richardson & Co. (with respect to Humboldt Bancorp).
23.4		Consent of Perry Smith LLP (with respect to California Independent Bancorp).
23.5		Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1).

Exhibit
No.	Description and Method of Filing

23.6	Consent of Bartel Eng & Schroder (included in Exhibit 8.1).
24.1	Power of Attorney (included on page II-4 of the Registration Statement on Form S-4, File No. 333-109095, filed on September 25, 2003).
99.1	Form of Proxy of California Independent Bancorp.
99.2	Form of Proxy of Humboldt Bancorp.
99.3	Form of Letter of Transmittal and Election Form.
99.4	Consent of Sandler O’Neill & Partners, L.P.
99.5	Consent of Keefe, Bruyette & Woods, Inc.

*	Filed as Exhibit 13.1 to Registration Statement on Form S-4, File No. 333-109095, filed on September 25, 2003.

      (b) Financial Statement Schedules. Not applicable.

      (c) Fairness Opinions. The opinions of Keefe, Bruyette and Woods, Inc. and Sandler O’Neill & Partners, L.P., are included as Appendices B and C, respectively, to the joint proxy statement-prospectus in Part I of this Registration Statement.

Item 22.	Undertakings.

      (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the “Securities Act”), each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      (f) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roseville, State of California, on October 20, 2003.

HUMBOLDT BANCORP

By:	/s/ PATRICK J. RUSNAK

Name: Patrick J. Rusnak

Title:	Executive Vice President, Chief Financial Officer and Secretary

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* John W. Koeberer	Director and Chairman of the Board	October 20, 2003

/s/ ROBERT M. DAUGHERTY Robert M. Daugherty	President, Chief Executive Officer and Director (Principal Executive Officer)	October 20, 2003

/s/ PATRICK J. RUSNAK Patrick J. Rusnak	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	October 20, 2003

/s/ RONALD B. PIGEON Ronald B. Pigeon	Senior Vice President and Controller (Principal Accounting Officer)	October 20, 2003

* Ronald F. Angell	Director	October 20, 2003

* Richard C. Claussen	Director	October 20, 2003

* Gary L. Evans	Director	October 20, 2003

* Garry D. Fish	Director	October 20, 2003

* Gary C. Katz	Director	October 20, 2003

* Theodore S. Mason	Director	October 20, 2003

Signature		Title	Date

* Steven R. Mills		Director	October 20, 2003

* Kevin H. Moss		Director	October 20, 2003

* Gary L. Napier		Director	October 20, 2003

* Tom Weborg		Director	October 20, 2003

* John R. Winzler		Director	October 20, 2003

*By:	/s/ PATRICK J. RUSNAK Patrick J. Rusnak Attorney-in-fact

EXHIBIT INDEX

Exhibit
No.	Description and Method of Filing

2.1	Agreement and Plan of Merger, dated as of August 11, 2003, by and between Humboldt Bancorp and California Independent Bancorp (included as Appendix A to the joint proxy statement-prospectus in Part I of this Registration Statement).
4.1	Restated Articles of Incorporation of Humboldt Bancorp (Exhibit 3.3 to Form 10-K filed on March 28, 2003 and incorporated herein by this reference).
4.2	Amended and Restated Bylaws of Humboldt Bancorp (Exhibit 3.4 to Form 10-K filed on March 28, 2003 and incorporated herein by this reference).
5.1	Opinion of Sullivan & Cromwell LLP regarding the legality of the shares of common stock being registered.
8.1	Opinion of Bartel Eng & Schroder as to U.S. federal income tax matters.
13.1*	Annual Report of California Independent Bancorp for the year ended December 31, 2002.
23.1	Consent of KPMG LLP (with respect to Humboldt Bancorp).
23.2	Consent of Perry Smith LLP (with respect to Humboldt Bancorp).
23.3	Consent of Richardson & Co. (with respect to Humboldt Bancorp).
23.4	Consent of Perry Smith LLP (with respect to California Independent Bancorp).
23.5	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1).
23.6	Consent of Bartel Eng & Schroder (included in Exhibit 8.1).
24.1	Power of Attorney (included on page II-4 of the Registration Statement on Form S-4, File No. 333-109095, filed on September 25, 2003).
99.1	Form of Proxy of California Independent Bancorp.
99.2	Form of Proxy of Humboldt Bancorp.
99.3	Form of Letter of Transmittal and Election Form.
99.4	Consent of Sandler O’Neill & Partners, L.P.
99.5	Consent of Keefe, Bruyette & Woods, Inc.

*	Filed as Exhibit 13.1 to Registration Statement on Form S-4, File No. 333-109095, filed on September 25, 2003.